As confidentially submitted to the Securities and Exchange Commission on March 5, 2018.

This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SURFACE ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	46-5543980
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 Hampshire Street, 8th Floor

Cambridge, MA 02139

(617) 714-4096

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Jeffrey Goater

Chief Executive Officer

50 Hampshire Street, 8th Floor

Cambridge, Massachusetts 02139

(617) 714-4096

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kingsley L. Taft, Esq. Robert E. Puopolo, Esq. Seo Salimi, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Divakar Gupta, Esq. Charles S. Kim, Esq. Nicole C. Brookshire, Esq. Richard C. Segal, Esq. Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                     , 2018.

             Shares

Common Stock

This is an initial offering of shares of common stock of Surface Oncology, Inc.

We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . We have applied to list our common stock on the Nasdaq Global Market under the symbol “SURF.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Surface Oncology	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial price to the public less the underwriting discount.

Novartis Institutes for Biomedical Research, Inc. has agreed to purchase from us, concurrently with this offering in a private placement, $11.5 million of shares of our common stock at a price per share equal to the initial public offering price. The sale of shares in the concurrent private placement will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to a 180-day lock-up agreement with the underwriters for this offering. The closing of this offering is not conditioned upon the closing of the concurrent private placement. The shares of common stock purchased in the concurrent private placement will not be subject to any underwriting discounts or commissions. See “Concurrent Private Placement.”

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2018.

Goldman Sachs & Co. LLC	Cowen	Evercore ISI

Prospectus dated                     , 2018

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit a public offering of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name and logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Surface Oncology,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Surface Oncology, Inc.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our financial statements and the accompanying notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” our financial statements and the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Overview

We are a clinical-stage immuno-oncology company focused on using our specialized knowledge of the biological pathways critical to the immunosuppressive tumor microenvironment, or the TME, for the development of next-generation cancer therapies. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a remarkable therapeutic advancement, we believe most patients do not achieve durable clinical benefit primarily because these therapies focus on only one element of the complex and interconnected immunosuppressive TME. We believe there is a significant opportunity to more broadly engage the body’s immune system in a multi-faceted, coordinated and personalized approach, to meaningfully improve cure rates for patients with a variety of cancers. Our approach is to identify key components within the TME to gain a deep understanding of its biology, leverage this understanding to define optimal therapeutic targets and the patients most likely to benefit and develop novel antibody therapeutics with differentiated biologic activity. By utilizing our specialized knowledge and expertise in immunology, oncology, antibody selection and characterization, and translational research, we have developed a broad pipeline of TME-focused programs that we believe are the next generation of immuno-oncology therapies. In January 2016, we entered into a strategic collaboration with Novartis to leverage our combined expertise and resources to develop novel immunotherapies targeting the TME.

Our lead product candidate, SRF231, targets a protein called cluster of differentiation, or CD, 47. We initiated a Phase 1 clinical trial of SRF231 in February 2018 and expect initial clinical results from this trial in the first half of 2019. An Investigational New Drug application, or IND, for our next program, SRF373, which targets CD73, was filed with the U.S. Food and Drug Administration, or the FDA, in February 2018, and we anticipate SRF373 entering clinical trials in 2018. SRF373 has been exclusively licensed on a worldwide basis to Novartis. The lead product candidates for our CD39 and interleukin 27, or IL-27, programs, SRF617 and SRF388, respectively, are anticipated to begin IND-enabling studies in 2018.

The Tumor Microenvironment

The TME contains a complex interplay of immunosuppressive biological pathways, cells and other components surrounding the tumor. It comprises several key components that often act together to profoundly suppress the body’s anticancer immune response through a variety of different biological mechanisms, allowing the tumor to evade the immune system. Given the complexity of the TME, we believe it is imperative to pursue targets that simultaneously modulate more than one component of this environment in order to provide durable clinical benefit to patients suffering with cancer.

Checkpoint inhibitors are a drug class designed to counteract certain defenses a tumor has against the immune system. Currently approved checkpoint inhibitors were developed for the treatment of cancer because of the initial belief that inactivation of the immune system by checkpoint proteins, one component of the TME, could be reversed to reactivate the immune system to recognize and attack the tumor. These therapies against checkpoint proteins, such as cytotoxic T-lymphocyte antigen 4, or CTLA-4, programmed cell death protein 1, or PD-1, and programmed death-ligand 1, or PD-L1, have produced impressive results in the clinic across an array of cancers and have been approved for a number of malignancies. However, the breadth and durability of clinical benefit achieved has been limited to a subset of patients and tumor types. For example, PD-1 inhibition has doubled three-year survival rates in previously treated non-small cell lung cancer patients, but more than 80% of patients do not achieve a durable clinical benefit. We believe the primary reason only a relatively modest number of patients achieve durable response with checkpoint inhibitors is because only one component of the TME, the effector T lymphocyte, is reactivated while the remaining elements of the TME, including macrophages, suppressive metabolites and cytokines, regulatory T cells, and natural killer, or NK, cells remain unaffected.

Macrophages are a type of immune cell that can recognize and engulf, or phagocytose, other cells that need to be destroyed, including cancer cells. These immune cells are a key component of the immune system that provides a rapid, non-specific response to pathogens. Cells expressing CD47 on their surface are not phagocytosed by macrophages, causing CD47 to be termed a “don’t eat me signal.” Therefore, many tumor cells overexpress CD47, which suppresses macrophage activation and allows tumor cells to evade phagocytosis. Targeting CD47 is an attractive therapeutic strategy for treating cancer because by blocking its interaction with key binding partners, macrophage activity is restored and they can effectively recognize and phagocytose the tumor. We believe targeting CD47 as both a monotherapy and in combination with other cancer therapeutics could provide meaningful clinical benefit to patients.

Adenosine is a key metabolite within the TME that accumulates and inhibits the function of important immune cells, including T cells and NK cells, leading to an environment conducive to tumor growth. CD39 and CD73, two of the enzymes involved in the production of adenosine, are both attractive therapeutic targets because inhibiting either of them will reduce the amount of adenosine in the TME. We believe inhibiting CD39 may promote anti-tumor immunity because this inhibition will maintain the amount of immunostimulatory adenosine triphosphate, or ATP, in the TME.

IL-27 is a cytokine, or protein secreted by cells, that plays an important physiologic role in suppressing the immune system. In preclinical studies, IL-27 has been observed to suppress T cell activation within the TME, which may prevent the immune system from recognizing, attacking and killing cancer cells. Due to its immunosuppressive nature, there is an emerging rationale for inhibiting IL-27 to treat cancer as this approach influences the activity of multiple types of immune cells, including the reactivation of T cells, that are necessary to recognize and attack the tumor.

Our Strategy

Our goal is to build the leading TME company to develop next-generation immunotherapies for patients suffering with cancer. The specific elements of our strategy to achieve this goal are:

•	Pioneer the translation of TME biology into cancer therapeutics.

•	Advance our lead product candidate, SRF231, through clinical development.

•	Efficiently progress our other programs into clinical development.

•	Maintain significant product rights while appropriately leveraging the commercial capabilities of strategic partners.

Our Pipeline

We believe next-generation immuno-oncology therapies need to encompass a multi-faceted, coordinated and personalized approach to treating cancer in order to achieve meaningful increases in patient cure rates. We have developed a pipeline of multiple therapeutic programs to address the complexity of the TME, as shown in the table below:

(1)	Novartis has an option to acquire certain rights in connection with SRF231 and the right to purchase an option to SRF388. See “Business—Collaboration Agreement with Novartis” for additional information.
(2)	Novartis has worldwide development and commercial rights to this program. See “Business—Collaboration Agreement with Novartis” for additional information.

Overview of SRF231

SRF231 inhibits CD47, a protein expressed on many cells, but often overexpressed on tumor cells. In our preclinical studies, we observed that inhibiting CD47 with SRF231 had potent anti-tumor activity through increased macrophage infiltration of the tumor and phagocytosis of the tumor cells. This anti-tumor activity was observed when administering SRF231 as both a monotherapy and in combination with other currently approved cancer therapies. Notably, SRF231 was not observed to be associated with hemagglutination, which is an aggregation of red blood cells. We initiated a clinical trial of SRF231 in February 2018 in order to evaluate SRF231 in multiple tumor types, both as a monotherapy and potentially in combination with currently approved cancer therapies, and expect initial clinical results from this trial in the first half of 2019. We will retain full commercial rights in the United States and Novartis Institutes for Biomedical Research, Inc., or Novartis, will have an option for ex-U.S. commercial rights.

Overview of SRF373 and SRF617

Based on our understanding of the adenosine pathway and its role in the TME, we are advancing two programs targeting different metabolic points on the adenosine pathway in order to reduce the immunosuppressive effects of adenosine in the TME.

SRF373 has been observed to inhibit CD73, an enzyme critical to the production of extracellular adenosine. By reducing the amount of adenosine in the TME, we believe the immune system will be able to better recognize and attack tumors. In our preclinical studies, we observed that SRF373 exhibited potent CD73 enzymatic inhibition, resulting in a reduction of adenosine and increased activity of immune cells, particularly T cells. Further, in combination with a PD-1 inhibitor, our antibodies against CD73 have demonstrated potent anti-tumor effects in preclinical animal studies. CD73 is overexpressed in many tumors and can be shed from the cell surface. We therefore believe CD73 overexpression will be a useful biomarker to help identify those patients most likely to benefit from SRF373. We have granted Novartis a worldwide exclusive license to develop and commercialize SRF373. We expect SRF373 to enter clinical development in 2018.

SRF617 inhibits CD39, an enzyme critical both to the production of adenosine and the breakdown of ATP. Therefore, we believe targeting CD39 will not only reduce extracellular adenosine, but will also maintain extracellular levels of immunostimulatory ATP, both of which have been observed to promote anti-tumor immunity. CD39 overexpression also counteracts the effects of chemotherapy, which we believe further supports its importance as a therapeutic target. In preclinical studies, SRF617 exhibited potent CD39 enzymatic inhibition. We wholly own SRF617 and it is not part of the Novartis collaboration. We anticipate initiating IND-enabling studies for SRF617 in 2018.

Overview of SRF388

SRF388 inhibits the immunosuppressive cytokine IL-27. In preclinical studies, treatment with SRF388 was observed to block IL-27 signaling and its downstream immunosuppressive signaling effects. Further, combining SRF388 with a PD-1 inhibitor in preclinical studies increased the production of key inflammatory cytokines. We have developed specialized reagents and assays to understand the complex biology associated with IL-27 and its role in cancer. SRF388 is anticipated to begin IND-enabling studies in 2018. We believe SRF388 has the potential to be the first IL-27 inhibitor to enter clinical development. Under our collaboration agreement with Novartis, Novartis has the right to purchase an option to our SRF388 program.

Other Research Programs

We also have several earlier stage programs that target macrophages and other critical components of the TME, including regulatory T cells and NK cells. We expect that the unique insights generated in any one of our product programs will accelerate the development of the other programs in a synergistic fashion due to the interconnection between the pathways of the TME.

Collaboration with Novartis

In January 2016, we entered into a strategic collaboration agreement with Novartis, or the Collaboration Agreement, to develop next-generation cancer therapies. Pursuant to the Collaboration Agreement, we granted Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights to up to four specified targets, each an Option, to obtain certain development, manufacturing and commercialization rights. In total, Novartis may exercise up to three purchased Options. In December 2016, Novartis purchased an exclusive Option right to antibodies that bind to CD47. Each Option is designated as either a regional option or a global option in accordance with a selection mechanism in the Collaboration Agreement. Importantly, this collaboration has allowed us to leverage the expertise and resources of Novartis to accelerate the development of our collaboration programs. We received an upfront payment of $70.0 million from Novartis upon entering into the agreement. Under the Collaboration Agreement, we are entitled to potential option purchase, option exercise and milestone payments upon the achievement of specified development and sales milestones, which could amount to $1.39 billion, as well as tiered royalties on annual net sales by Novartis ranging from high single-digit to mid-teens percentages upon successful commercialization of any products. Through December 31, 2017, we had received an aggregate of $35.0 million in option purchase and milestone payments from Novartis. In February 2018, we received an additional milestone payment of $45.0 million from Novartis. We are required to pay Novartis tiered royalties ranging from high single-digit to mid-teens percentages on our annual net sales of regional licensed products in the United States. The royalty payments are subject to reduction under specified conditions set forth in the Collaboration Agreement. In January 2016, we also received a $13.5 million equity investment from Novartis.

Our Team

We have assembled an outstanding team, including our world-class scientific advisory board, to execute on our mission to create next-generation immuno-oncology therapies to help patients suffering with cancer. Our scientific founders and members of our management team have extensive experience in drug discovery and development and are leaders in the immuno-oncology field. Members of our leadership team have helped develop over ten commercialized therapies, including cancer and immune disorder treatments, such as Avastin, Istodax, Rebif, Thyrogen and Velcade. Our scientific advisory board is co-chaired by leading immuno-oncology researchers Alexander Y. Rudensky, Ph.D., a world leader in regulatory T cell biology, and Arlene H. Sharpe, M.D., Ph.D., who led pioneering work related to the ligands for PD-1, including the co-discovery of PD-L2, and has defined functions of the PD-1 pathway as well as other costimulatory and immune checkpoint molecules. Collectively, we believe our team, industry-leading capabilities and collaboration with Novartis, position us to build the leading TME company focused on developing next-generation immunotherapies for the tens of millions of cancer patients worldwide.

We are supported by blue chip investors including Amgen Ventures, Atlas Venture, F-Prime, Lilly Ventures and New Enterprise Associates.

Risks Associated With Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, that:

•	We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

•	Even if we consummate this offering and the concurrent private placement, we will require substantial additional financing, which may not be available on acceptable terms, or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

•	If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

•	Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

•	The regulatory approval processes of the FDA, the European Medicines Agency, or EMA, and comparable foreign authorities are lengthy, time- consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

•	Adverse events in the field of immuno-oncology could damage public perception of the product candidates we develop and negatively affect our business.

•

We are fully dependent on our collaboration with Novartis for the development of SRF373 and may depend on Novartis or additional third parties for the development and commercialization of our other programs and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

•	If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

•	The intellectual property landscape around therapeutic antibodies in oncology, including CD47 antibodies, is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. We are aware of certain third-party patents and third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass our CD47 antibody technology.

Concurrent Private Placement

Novartis has agreed to purchase from us, concurrently with this offering in a private placement, $11.5 million of shares of our common stock at a price per share equal to the initial public offering price. See “Concurrent Private Placement.”

Corporate Information

We were incorporated under the laws of the State of Delaware in April 2014. Our principal executive office is located at 50 Hampshire Street, 8th Floor, Cambridge, Massachusetts 02139, and our telephone number is (617) 714-4096. Our website address is https://www.surfaceoncology.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	shares.

Concurrent private placement	Novartis Institutes for Biomedical Research, Inc., or Novartis, has agreed to purchase from us, concurrently with this offering in a private placement, $11.5 million of shares of our common stock at a price per share equal to the initial public offering price, or shares, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We will receive the full proceeds from the sale and will not pay any underwriting discounts or commissions with respect to the shares of common stock that are sold in the private placement. The sale of these shares of common stock to Novartis will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to a 180-day lock-up agreement with the underwriters for this offering. We refer to the private placement of these shares as the concurrent private placement. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

Common stock to be outstanding immediately after this offering and the concurrent private placement	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering and the concurrent private placement of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and marketable securities, to advance our Phase 1 clinical trial of SRF231, for ongoing research and development activities related to our other product candidates and additional programs, and for working capital and other general corporate purposes. For a more complete description of our intended use of the net proceeds from this offering and the concurrent private placement, see “Use of Proceeds.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“SURF”

The number of shares of our common stock to be outstanding after this offering and the concurrent private placement is based on 6,076,067 shares of our common stock outstanding as of March 2, 2018 and 37,100,000 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the completion of this offering, and excludes:

•	9,573,372 shares of our common stock issuable upon the exercise of stock options outstanding as of March 2, 2018, at a weighted average exercise price of $2.74 per share;

•	28,442 shares of our common stock available for future issuance under our 2014 Stock Incentive Plan as of March 2, 2018;

•	shares of our common stock that will become available for future issuance under our 2018 Stock Option and Incentive Plan, which will become effective in connection with the completion of this offering; and

•	shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the automatic conversion of all of our outstanding shares of preferred stock as of March 2, 2018 into 37,100,000 shares of common stock upon the completion of this offering;

•	no exercise of outstanding options after March 2, 2018;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the issuance and sale by us in the concurrent private placement of shares of common stock to Novartis, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	a one-for reverse split of our common stock effected on ; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future.

	Year Ended December 31
	2016	2017
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Collaboration revenue	$6,632	$12,826

Operating expenses:
Research and development	20,492	47,783
General and administrative	4,144	11,033

Total operating expenses	24,636	58,816

Loss from operations	(18,004)	(45,990)
Interest and other income (expense), net	551	613

Net loss	(17,453)	(45,377)
Accretion of redeemable convertible preferred stock to redemption value	(41)	(40)

Net loss attributable to common stockholders	$(17,494)	$(45,417)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(3.32)	$(8.34)

Weighted average common shares outstanding—basic and diluted(1)	5,267	5,445

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(1.07)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		42,545

(1)	See Note 12 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31, 2017
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$63,309	$63,309	$
Working capital(1)	47,946	47,946
Total assets	81,454	81,454
Redeemable convertible preferred stock	48,517	—
Total stockholders’ equity (deficit)	(67,314)	(18,797)

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 37,100,000 shares of common stock upon the completion of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to (i) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale by us in the concurrent private placement of shares of common stock to Novartis Institutes for Biomedical Research, Inc., based on the assumed initial public offering price.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Financial Position And Need For Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant net losses. Our net losses were $17.5 million for the year ended December 31, 2016 and $45.4 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of $73.9 million. We have funded our operations to date primarily with proceeds from the sale of preferred stock and upfront fees received in connection with our collaboration with Novartis Institutes for Biomedical Research, Inc., or Novartis. To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and discovering development programs, securing related intellectual property rights and conducting discovery, research and development activities for our programs. We have not yet demonstrated our ability to successfully complete any clinical trials, including pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. We expect that it will be several years, if ever, before we have a commercialized product. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if, and as, we:

•	pursue the clinical development of product candidates;

•	leverage our programs to advance product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	hire additional clinical, quality control and scientific personnel;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio;

•	establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly; and

•	acquire or in-license other product candidates and technologies.

To become and remain profitable, we, Novartis or any potential future collaborator must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with our collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our development programs. We do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our, Novartis’, or any potential future collaborators’ success in:

•	completing clinical and preclinical development of product candidates and programs and identifying and developing new product candidates;

•	seeking and obtaining marketing approvals for any product candidates that we develop;

•	launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	achieving adequate coverage and reimbursement by hospitals, government and third-party payors for product candidates that we develop;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for product candidates that we develop, if approved;

•	obtaining market acceptance of product candidates that we develop as viable treatment options;

•	addressing any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	defending against third-party interference or infringement claims, if any; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we consummate this offering and the concurrent private placement, we will require substantial additional financing, which may not be available on acceptable terms, or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the preclinical and clinical development of our current and future programs. If we are able to gain marketing approval for product candidates that we develop, including SRF231, we will require significant additional amounts of cash in order to launch and commercialize such product candidates to the extent that such launch and commercialization are not the responsibility of Novartis or another collaborator that we may contract with in the future. In addition, other unanticipated costs may arise. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing SRF231 and our other product candidates and programs, and of conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining marketing approvals for SRF231 and future product candidates we develop if clinical trials are successful;

•	the success of our collaboration with Novartis;

•	whether Novartis exercises its licensing and co-development options under its collaboration agreement with us, each of which would trigger additional payments to us;

•	to the extent not the responsibility of Novartis or another collaborator we may contract with in the future, the cost of commercialization activities for SRF231 and future product candidates we develop, if SRF231 or any product candidate we develop are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing SRF231 and future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

•	the emergence of competing cancer therapies and other adverse market developments; and

•	the requirement for, and cost of, developing complementary diagnostics and/or companion diagnostics.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product and royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Based on our research and development plans, we expect that the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements for at least the next          months.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or suspend one or more of our research and development programs or clinical trials.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes has been limited by “ownership changes” and may be further limited.

We have incurred substantial losses during our history. As of December 31, 2017, we had federal and state net operating loss carryforwards of $20.8 million and $19.9 million, respectively. We do not anticipate generating revenue from sales of products for the foreseeable future, if ever, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points change (by value) in its equity ownership over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have in the past experienced, and we may in the future experience as a result of this offering or otherwise, ownership changes, some of which are outside our control. Use of our federal and state net operating loss carryforwards have been limited and could be further limited if we experience additional ownership changes, which could have an adverse effect on our future results of operations.

Risks Related To Product Development And Regulatory Process

If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts, and we have only recently initiated our first Phase 1 clinical trial for our lead product candidate. We have invested substantially all of our efforts and financial resources in the identification of targets and preclinical development of antibodies.

Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales. The success of our current and future product candidates will depend on several factors, including the following:

•	successful completion of clinical trials and preclinical studies;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	acceptance of INDs for our planned clinical trials or future clinical trials;

•	successful enrollment and completion of clinical trials;

•	successful data from our clinical program that supports an acceptable risk-benefit profile of our product candidates in the intended populations;

•	receipt of regulatory and marketing approvals from applicable regulatory authorities;

•	receipt and maintenance of marketing approvals from applicable regulatory authorities;

•	establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

•	entry into collaborations to further the development of our product candidates;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	successfully launching commercial sales of our product candidates, if and when approved;

•	acceptance of the product candidate’s benefits and uses, if and when approved, by patients, the medical community and third-party payors;

•	maintaining a continued acceptable safety profile of the product candidates following approval;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors; and

•	enforcing and defending intellectual property rights and claims.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for SRF231, or any other product candidate we develop, we may not be able to continue our operations.

Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain FDA approval to market a new biological product we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States. We only have one product candidate in clinical development and one product candidate ready to enter clinical development, and the rest of our programs are in preclinical development. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical testing and studies may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain programs that are the responsibility of Novartis or our potential future partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in reaching a consensus with regulatory agencies on study design; and

•	the FDA not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, even if clinical trials do begin for our preclinical programs, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of product candidates we develop. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.

The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our current or future product candidates will ever obtain regulatory approval.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that a product candidate is safe, pure and potent or effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials or preclinical studies;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a Biologics License Application, or BLA, to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

•	the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would significantly harm our business, results of operations and prospects. The FDA, the EMA and other comparable foreign authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any product candidate that we develop. Even if we believe the data collected from future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Further, we have not previously submitted a BLA to the FDA, or a Marketing Authorization Application, or MAA, to the EMA. We cannot be certain that any of our programs will be successful in clinical trials or receive regulatory approval. Further, product candidates we develop may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Clinical product development involves a lengthy and expensive process, with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

•	regulators or Institutional Review Boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs;

•	the number of patients required for clinical trials may be larger than we anticipate;

•	it may be difficult to enroll a sufficient number of patients with a predictive biomarker or enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators; and

•	the supply or quality of materials for product candidates we develop or other materials necessary to conduct clinical trials may be insufficient or inadequate.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

We expect that we will need to develop, or enter into a collaboration or partnerships to develop, complementary diagnostics and/or companion diagnostics for our current or future product candidates. If we, or our future collaborators, are unable to successfully develop such companion diagnostics or complementary diagnostics, or experience significant delays in doing so, we may not realize the full commercial potential of our future product candidates.

As one of the key elements of our product development strategy, we seek to identify cancer patient populations who may derive meaningful benefit from our current or future product candidates. Because predictive biomarkers may be used to identify the right patients for our programs and our current or future product candidates, we believe that our success may depend, in part, on our ability to develop complementary diagnostics and/or companion diagnostics in collaboration with partners.

We have little experience in the development of diagnostics and, as such, we expect to rely on future collaborators in developing appropriate diagnostics to pair with our current or future product candidates. We have not yet begun discussions with any potential partners with respect to the development of complementary diagnostics and/or companion diagnostics and may be unsuccessful in entering into collaborations for the development of companion diagnostics for our programs and our current or future product candidates.

Complementary diagnostics and/or companion diagnostics are subject to regulation by the FDA and similar regulatory authorities outside the United States as medical devices and require separate regulatory approval or clearance prior to commercialization. If we, our collaborators, or any third parties that we engage to assist us, are unable to successfully develop complementary diagnostics and/or companion diagnostics for our product candidates and any future product candidates, or experience delays in doing so:

•	the development of our product candidates and any other future product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials; and

•	we may not realize the full commercial potential of our product candidates and any other future product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify, or it takes us longer to identify, patients who are likely to benefit from therapy with our products, if approved.

If any of these events were to occur, our business would be harmed, possibly materially.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise be adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	our ability to enroll a sufficient number of patients with a predictive biomarker, if any;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents for participation in our clinical trials and, where appropriate, biopsies for future patient enrichment efforts; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they are late-stage cancer patients, will not survive the full terms of the clinical trials.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our current and potential future product candidates. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such sites. Moreover, because our current and potential future product candidates may represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in our ongoing or any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

Undesirable or clinically unmanageable side effects could occur and cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities or other undesirable side effects arise in the development of any of our current or future product candidates, we or our collaborators could suspend or terminate our trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of the product candidate for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Although our current and future product candidates have undergone and will undergo safety testing to the extent possible and, where applicable, under such conditions discussed with regulatory authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy, and its method of action of harnessing the body’s immune system, is powerful and could lead to serious side effects that we only discover in clinical trials. Unforeseen side effects could arise either during clinical development or, if such side effects are more rare, after our products have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. So far, we have not previously demonstrated that SRF231 or any other product candidate is safe in humans, and we cannot predict if ongoing or future clinical trials will do so. If any of our current or future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain marketing approval, we will not be able to generate revenue and our business will be harmed.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any of our existing or future collaboration partners from obtaining approvals for the commercialization of SRF231 and any other product candidate we develop.

Any current or future product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval. We have no experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any current or future product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Adverse events in the field of immuno-oncology could damage public perception of our current or future product candidates and negatively affect our business.

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. While a number of cancer immunotherapies have received regulatory approval and are being commercialized, our approach to targeting different components of the tumor microenvironment is novel and unproven. Adverse events in clinical trials our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any product that we may develop. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our products may not be accepted by the general public or the medical community.

Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for the product candidates we develop.

Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

Any marketing approvals that we receive for any current or future product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval of any product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice, or cGMP, and Good Clinical Practice, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with any approved candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or product recalls;

•	fines, untitled and warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications we filed or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of the product; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of a product. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Even if a current or future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any current or future product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, current approved immunotherapies, and other cancer treatments like chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our products, if approved, for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the ability to obtain sufficient third-party coverage and adequate reimbursement, including with respect to the use of the approved product as a combination therapy;

•	adoption of a companion diagnostic and/or complementary diagnostic; and

•	the prevalence and severity of any side effects.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of SRF231 and any other product candidates we develop as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

We expect to develop SRF231 and, potentially future product candidates, in combination with other therapies, which exposes us to additional risks.

We intend to develop SRF231, and may develop future product candidates, in combination with one or more currently approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate SRF231 or any other future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell SRF231 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with SRF231 or any product candidate we develop, we may be unable to obtain approval of or market SRF231 or any product candidate we develop.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive. We are currently developing therapeutics that will compete, if approved, with other products and therapies that currently exist or are being developed.

Products we may develop in the future are also likely to face competition from other products and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, such as tradition chemotherapy. There are also several programs in development targeting cluster of differentiation, or CD, 47, SIRPa, including those by Alexo Therapeutics, Inc., Arch Oncology, Aurigene, Inc., Blink Biomedical, Inc., Celgene, Inc., Forty Seven, Inc., Novimmune, S.A., OSE Immunotherapeutics S.A., Sorrento, Inc., Synthon Holding B.V. and Trillium Therapeutics, Inc.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidate we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

Smaller and other early stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our product candidates obsolete, less competitive or not economical.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates, whether as a single agent or combination therapy, successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our programs.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and requiring substitutions of generic products and/or biosimilars. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. These third-party payors are also examining the cost-effectiveness of drugs in addition to their safety and efficacy.

Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, as the process is time-consuming and costly, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Additionally, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States, which may result in coverage and reimbursement for drug products that can differ significantly from payor to payor. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

We may not be successful in our efforts to identify or discover other product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates. If we do not successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenue in future periods, resulting in significant harm to our financial position and adversely affecting our share price. Research programs to identify new product candidates require substantial technical, financial and human resources, and we may fail to identify potential product candidates for numerous reasons.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. For example, we currently intend to focus our capital resources primarily on the development of SRF231. However, the advancement of this product candidate may ultimately prove to be unsuccessful or less successful than another program in our pipeline that we might have chosen to pursue on a less aggressive basis with our capital resources. Our estimates regarding the potential market for our product candidates could be inaccurate, and our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. For example, we licensed worldwide development and commercialization rights with respect to SRF373 to Novartis and will receive only milestone payments and royalties on sales of SRF373, if approved. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek Breakthrough Therapy Designation by the FDA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if the product candidates we develop qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification and rescind the designation.

We may seek Fast Track Designation by the FDA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for the product candidates we develop. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation for product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for any product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants Orphan Drug Designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an Orphan Drug Designation application. Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek Orphan Drug Designation for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any approved products.

We face an inherent risk of product liability as a result of the clinical testing of product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product candidate we develop causes or is perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of any approved products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any approved product;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators.

Insurance coverage is increasingly expensive. We may not be able to maintain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise, if at all. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with Novartis or any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” The effect that the ACA and its possible repeal and replacement may have on our business remains unclear.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any product candidate we develop or complementary diagnostics or companion diagnostics or additional pricing pressures.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Risks Related To Reliance On Third Parties

We are fully dependent on our collaboration with Novartis for the development of SRF373 and may depend on Novartis or additional third parties for the development and commercialization of our other programs and future product candidates. Our current and future collaborators may control aspects of our clinical trials, which could result in delays or other obstacles in the commercialization of the product candidates we develop. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

In January 2016, we entered into a strategic collaboration agreement with Novartis, or the Collaboration Agreement, focused on researching, developing and commercializing cancer immunotherapies. Pursuant to the Collaboration Agreement, we granted Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights to up to four specified targets, each an Option, to obtain certain development, manufacturing and commercialization rights. Novartis may exercise up to three of such Options. The collaboration involves a complex allocation of rights, provides for milestone payments to us based on the achievement of specified clinical development, regulatory and commercial milestones, provides for additional payments upon Novartis’ election to exercise rights to commercialize additional product candidates, and provides us with royalty-based revenue if certain product candidates are successfully commercialized. Novartis will have substantial ability to control the development and commercialization of targets it chooses to license on a global basis. Our lack of control over the clinical development of certain programs under the Collaboration Agreement could result in delays or other difficulties in the development and commercialization of product candidates, which may prevent completion of intended IND filings in a timely fashion, if at all. In particular, Novartis is solely responsible for the development and commercialization of SRF373 and as such, we are wholly dependent on Novartis for the success of this program. In the event Novartis terminates the Collaboration Agreement, we would be prevented from receiving any milestone payments, royalty payments and other benefits under that agreement, which would have a materially adverse effect on our results of operations. We cannot provide any assurance with respect to the success of the Collaboration Agreement.

In the future, we may form or seek other strategic alliances, joint ventures, or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to product candidates we develop.

Our current Collaboration Agreement poses, and potential future collaborations involving our product candidates may pose, the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•	collaborators may not properly enforce, maintain or defend our intellectual property rights or may use our proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation, or other intellectual property proceedings;

•	disputes may arise between a collaborator and us that cause the delay or termination of the research, development or commercialization of the product candidate, or that result in costly litigation or arbitration that diverts management attention and resources;

•	if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated; and

•	collaboration agreements may restrict our right to independently pursue new product candidates. For example, under the Collaboration Agreement, for a certain period of time we may not directly or indirectly research or develop, outside of the collaboration, any antibody with specified activity against that program’s collaboration target.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our intellectual property, products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to any product candidate we develop could delay the development and commercialization of our product candidates, which would harm our business prospects, financial condition, and results of operations.

We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

The advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. For some of our programs, we may decide to collaborate with additional pharmaceutical and biotechnology companies with respect to development and potential commercialization. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for other collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the progress of our clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. For example, under the Collaboration Agreement, we have granted worldwide exclusive rights to Novartis for antibodies targeting CD73, and during the term of the agreement we will be restricted from granting similar rights to other parties. This exclusivity could limit our ability to enter into strategic collaborations with future collaborators.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Novartis or future collaborators or strategic partners, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our product candidates. Our current or future collaborators or strategic partners may preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

We will rely on third parties to conduct our planned clinical trials for SRF231 and any product candidates we develop. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize SRF231 and any product candidates we develop and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We will rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct or otherwise support clinical trials for SRF231 and other product candidates. We will rely heavily on these parties for execution of clinical trials for SRF231 and other product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and our CROs are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for our product candidates, CROs will conduct all of the clinical trials. As a result, many important aspects of our clinical development, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of our product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our product candidates, or our development program may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We intend to rely on third parties to manufacture product candidates, which increases the risk that we will not have sufficient quantities of such product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of the product candidates that we are developing or evaluating in our development programs. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We rely on third parties for supply of our product candidates, and our strategy is to outsource all manufacturing of our product candidates and products to third parties.

In order to conduct clinical trials of product candidates, we will need to have them manufactured in potentially large quantities. Our third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time. For example, ongoing data on the stability of our product candidates may shorten the expiry of our product candidates and lead to clinical trial material supply shortages, and potentially clinical trial delays. If these third-party manufacturers are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.

Our use of new third-party manufacturers increases the risk of delays in production or insufficient supplies of our product candidates as we transfer our manufacturing technology to these manufacturers and as they gain experience manufacturing our product candidates.

Even after a third-party manufacturer has gained significant experience in manufacturing our product candidates or even if we believe we have succeeded in optimizing the manufacturing process, there can be no assurance that such manufacturer will produce sufficient quantities of our product candidates in a timely manner or continuously over time, or at all.

We may be delayed if we need to change the manufacturing process used by a third party. Further, if we change an approved manufacturing process, then we may be delayed if the FDA or a comparable foreign authority needs to review the new manufacturing process before it may be used.

We do not currently have any agreements with third-party manufacturers for the long-term commercial supply. In the future, we may be unable to enter into agreements with third-party manufacturers for commercial supplies of any product candidate that we develop, or may be unable to do so on acceptable terms. Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP requirements or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and/or criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our future product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP requirements particularly for the development of monoclonal antibodies, and that might be capable of manufacturing for us.

If the third parties that we engage to supply any materials or manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these tests and trials while we identify and qualify replacement suppliers or manufacturers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

Our future relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•	the federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statutes or specific intent to violate them;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our business arrangements with third parties comply with applicable healthcare laws, as well as responding to investigations by government authorities, can be time- and resource-consuming and can divert management’s attention from the business.

If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could harm our ability to operate our business and our financial results. Further, if the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. In addition, the approval and commercialization of any product candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks Related To Intellectual Property

Intellectual property is critical to our business and our success in part depends on our ability to maintain, protect, and expand our portfolio of intellectual property rights.

Biotechnology and pharmaceutical companies generally, and we in particular, compete in a crowded competitive space characterized by rapidly evolving technologies and aggressive defense of intellectual property.

Our patents and patent applications are directed to our antibodies and accompanying technologies. We seek patent protection for our development programs, product candidates and related alternatives by filing and prosecuting patent applications in the U.S. and other countries as appropriate. For example, we co-own patents and pending applications relating to our therapeutic CD47 antibody candidate, SRF231, which are expected to expire in 2036, absent any adjustment or extension. With respect to SRF231, we co-own two pending U.S. non-provisional applications and one pending PCT patent application, and we own one pending provisional patent application, for which any resulting patent from these applications would be expected to expire in 2036 or 2038, absent any adjustment or extension. Based on this PCT application, in March 2018 we intend to file national patent applications in at least Australia, Brazil, Canada, China, Japan, New Zealand and a regional patent application in Europe. Any patents that may eventually issue to these applications are expected to expire in 2036, absent any adjustment or extension. We co-own and have exclusively licensed to Novartis our rights in a U.S. provisional patent application that covers compositions of matter and methods of use for our CD73 therapeutic antibody candidate, SRF373, and we do not yet own any non-provisional applications or issued patents for this candidate. Any patent issuing from these applications would be expected to expire in 2038, not including any applicable patent term adjustment or extension.

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our antibodies and the accompanying technologies we develop that are important to our business. If we are unable to secure or maintain patent protection with respect to our antibody technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the field of antibodies has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

The patent prosecution process is complex, expensive, time-consuming, and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even where patent applications we currently own or that we may license in the future issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to evade our patent rights by developing new antibodies, biosimilar antibodies, or alternative technologies or products in a non-infringing manner.

The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future, become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the United States Patent and Trademark Office, or USPTO, or other foreign patent office. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

The intellectual property landscape around therapeutic antibodies in oncology, including CD47 antibodies, is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. We are aware of certain third-party patents and third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass our CD47 antibody technology.

The field of therapeutic antibodies, including CD47 antibodies for use in oncology, is crowded, and no such products have reached the market. Due to the intense research and development undertaken by academic institutions and multiple companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain for the coming years. There may be significant intellectual property-related litigation and proceedings relating to our own and other third-party intellectual property and proprietary rights in the future.

We are subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and any product candidates we may develop, including interference proceedings, post-grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office, or EPO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit.

We are aware of certain third-party patents and third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass our CD47 antibody technology. For example, we are aware of several separate families of U.S. patents, patent applications, and foreign counterparts that relate to CD47 antibodies and methods of treatment, where the earliest priority dates of each family pre-date the priority dates of our patents and patent applications, including PCT

Publication No. WO 2009/091601 (and related U.S. Patent Nos. 8,562,997, 9,493,575, 9,399,682, 9,611,329 and other related U.S. patent applications and foreign counterparts) filed by Stanford University, which is reported to have exclusively licensed its rights to Forty Seven, Inc.

Stanford University also has rights to European Patent No. EP 2242512. In January 2017, we opposed this patent in the Opposition Division of the EPO, or the Opposition Division. Six third parties have also filed oppositions against European Patent No. EP 2242512. Stanford has filed a response to the seven oppositions and oral proceedings are scheduled to commence on August 28, 2018. We cannot predict the outcome of the opposition proceeding and any party may appeal the opposition decision to the Technical Boards of Appeal at the EPO.

Pending final resolution of this matter, Stanford, or other parties that may have rights to EP 2242512 may allege that the manufacture, use or sale of SRF231 infringes the patent in Europe. If, as part of any opposition proceeding before the Opposition Division, we are unsuccessful in invalidating or narrowing Stanford’s claims, or if claims successfully invalidated by the Opposition Division are restored on appeal, our ability to commercialize SRF231 in Europe could be materially impaired. Moreover, we are aware of two pending divisional applications relating to EP 2242512 that are being pursued by Stanford. If either of these applications matures into a granted European patent or if any other related patent application matures into a granted European patent, our ability to commercialize SRF231 could be materially impaired. Similarly, related patents in the U.S. or other countries could materially impair our ability to commercialize SRF231 in those countries.

We are also aware of another family of third-party patents and patent applications that may be asserted to encompass certain combination therapies using our CD47 antibodies. This family of U.S. and foreign patents and patent applications relate to combination therapy using CD47 antibodies, and includes U.S. Patent No. 9,352,037 and related European Patent No. EP 2282772. This family was filed by Stichting Sanquin Bloedvoorziening of the Netherlands, or Sanquin, which is reported to have licensed its rights to Synthon Biopharmaceuticals B.V., also of the Netherlands. Sanquin or other parties that may have rights in the patents may allege that we are not entitled to market combination therapies involving SRF231 without a license, which could materially impair our ability to commercialize SRF231 combination therapies.

In order to avoid infringing third-party patents, or patents that issue from these third-party patent applications, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. We may be forced to obtain or maintain a license on commercially unreasonable terms to any third-party patents that cover our product candidates or activities, and such third parties could potentially assert infringement claims against us, which could have a material adverse effect on the conduct of our business.

If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, and marketing any product candidates we may develop and our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidates. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

Our development and commercialization rights to our therapeutic antibodies, current and future product candidates and technology are subject, in part, to the terms and conditions of licenses granted to us by others.

We are reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the engineering and development of our therapeutic antibodies, and our current and future product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we choose to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses.

We engage in collaborations with scientists at academic and non-profit institutions to access technologies and materials that are not otherwise available to us. The agreements that govern these collaborations may include an option to negotiate an exclusive license to the institution’s rights in any inventions that are created in the course of these collaborations, but we may not be able to come to a final agreement with an institution holding rights in an invention that is relevant to the development and commercialization of our technology.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. Additionally, we may be required to reimburse our licensors for all of their expenses related to the prosecution, maintenance, enforcement and defense of patents and patent applications that we in-license from them.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of our licensing partners also are, and may become, involved in inventorship, priority, or validity disputes. To counter or defend against such claims can be expensive and time-consuming, and our licensors’ adversaries may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors can. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. Accordingly, despite our or our licensors’ efforts, we or our licensors may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example, others may develop biosimiliar or competing antibodies to any product candidates that we have or may develop, but that are not covered by the claims of the patents that we own or may own or license in the future.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we do not obtain patent term extension and data exclusivity for any of our current or future product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our current or future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. In addition, our intellectual property license agreements may not always include worldwide rights. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be successful in obtaining necessary rights to our current and future product candidates through acquisitions and in-licenses.

We currently have rights to intellectual property, through licenses from third parties, to identify and develop product candidates. Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with us in the field of therapeutic antibodies and filing patent applications potentially relevant to our business. For example, we are aware of third-party patents and patent applications that may be construed to cover our CD47 antibody product candidates or their uses.

In order to avoid infringing these third-party patents, or patents that issue from these third-party patent applications, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. In addition, with respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for product candidates we may develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third- party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent rulings from the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

The U.S. government may exercise its march-in rights with regards to certain in-licensed patents.

Pursuant to the Bayh-Dole Act, the U.S. government has march-in rights with regards to government-funded technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of any of the foregoing rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Risks Related To Employee Matters, Managing Our Growth And Other Risks

Related To Our Business

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on members of our executive team. The loss of the services of any of them may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are “at-will” employees. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 2, 2018, we had 55 full-time employees, including 42 employees engaged in research and development. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical and FDA review process for SRF231 and any product candidate we develop, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to advance development of and, if approved, commercialize SRF231 and any product candidate we develop will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of marketing approval, clinical management, and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of any current or future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize SRF231 and any future product candidates we develop and, accordingly, may not achieve our research, development and commercialization goals.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not to our knowledge experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related To Our Common Stock And This Offering

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after the completion of this offering and the concurrent private placement. Based on an assumed initial public offering price of $        per share, which is the

midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the concurrent private placement at the assumed initial public offering price. In addition, investors purchasing common stock in this offering will contribute     % of the total amount invested by stockholders since inception, but will own only     % of our common stock outstanding after this offering and the concurrent private placement. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will incur further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials and preclinical studies or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license product candidates or companion diagnostics;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors; and

•	general economic, industry and market conditions.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock and an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements, that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

Our executive officers, directors and their affiliates will continue to exercise significant influence over our company after this offering and the concurrent private placement, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering and the concurrent private placement, our executive officers, directors and their affiliates will beneficially own, in the aggregate, of approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering and the concurrent private placement, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change of control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors and their affiliates.

We have broad discretion in how we use the proceeds of this offering and the concurrent private placement and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds from this offering and the concurrent private placement. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds from this offering and the concurrent private placement. We may use the net proceeds from this offering and the concurrent private placement for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering and the concurrent private placement in a manner that does not produce income or that loses value.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the U.S. Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 2, 2018, upon the completion of this offering and the concurrent private placement, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional                  shares. Of these shares, as of the date of this prospectus, approximately                  shares of our common stock, or     % of shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by Goldman Sachs & Co. LLC and Cowen and Company, LLC in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 2, 2018, up to an additional                  shares of common stock will be eligible for sale in the public market. Approximately     % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Upon completion of this offering and the concurrent private placement,                  shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering and the concurrent private placement, the holders of approximately                  shares of our common stock, including those issuable upon the conversion of our preferred stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which, in turn, could cause our stock price to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2019. When we lose our status as an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws, to be in effect upon the completion of this offering, provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our bylaws. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs, which could have a material adverse effect on our business, financial condition or results of operations.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the U.S. government enacted the TCJA, which significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”. The tax rate change resulted in (i) a reduction in the gross amount of our deferred tax assets recorded as of December 31, 2017, without an impact on the net amount of our deferred tax assets, which are recorded with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA. We continue to examine the impact this tax reform legislation may have on our business. However, the effect of the TCJA on us and our affiliates, whether adverse or favorable, is uncertain and may not become evident for some period of time. We urge investors to consult with their legal and tax advisers regarding the implications of the TCJA on an investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the timing, progress and results of preclinical studies and clinical trials for SRF231 and other product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•	the timing, scope or likelihood of regulatory filings and approvals, including timing of Investigational New Drug application and Biological Licensing Application filings for, and final U.S. Food and Drug Administration approval of SRF231 and any other future product candidates;

•	the timing, scope or likelihood of foreign regulatory filings and approvals;

•	our ability to use our understanding of the tumor microenvironment to identify product candidates and to match immunotherapies to select patient subsets;

•	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;

•	our ability to develop combination therapies, whether on our own or in collaboration with Novartis and other third parties;

•	our manufacturing, commercialization and marketing capabilities and strategy;

•	the pricing and reimbursement of SRF231 and other product candidates we may develop, if approved;

•	the rate and degree of market acceptance and clinical utility of SRF231 and other product candidates we may develop;

•	the potential benefits of and our ability to maintain our collaboration with Novartis, and establish or maintain future collaborations or strategic relationships or obtain additional funding;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering SRF231 and other product candidates we may develop, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	our competitive position, and developments and projections relating to our competitors and our industry;

•	our expectations related to the use of our existing cash, cash equivalents and marketable securities and the proceeds from this offering and the concurrent private placement;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

•	the impact of laws and regulations.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $        million, or $        million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from the concurrent private placement will be $11.5 million. See “Concurrent Private Placement.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

Novartis Institutes for Biomedical Research, Inc. has agreed to purchase from us, concurrently with this offering in a private placement, $11.5 million of shares of our common stock at a price per share equal to the initial public offering price. See “Concurrent Private Placement.”

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We anticipate that we will use the net proceeds received by us in this offering and the concurrent private placement, together with our existing cash, cash equivalents and marketable securities, as follows:

•	approximately $ million to advance our Phase 1 clinical trial of SRF231;

•	approximately $ million for ongoing research and development activities related to our other programs; and

•	use the remainder for working capital and other general corporate purposes, which will include hiring of additional personnel, capital expenditures and the costs of operating as a public company.

Based on our current plans, we believe that the anticipated net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operating expenses and capital expenditure requirements for at least              months.

This expected use of the net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering and the concurrent private placement or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies or clinical trials we may commence in the future, as well as our existing collaboration with Novartis and any other collaborations that we may enter into with third parties for our current or future product candidates or business development opportunities we may engage in for our programs and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and the concurrent private placement.

Pending these uses, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 37,100,000 shares of common stock upon the completion of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale by us in the concurrent private placement of shares of common stock to Novartis Institutes for Biomedical Research, Inc., based on the assumed initial public offering price.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” sections of this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$63,309	$63,309	$

Redeemable convertible preferred stock (Series A and, A-1), $0.0001 par value per share; 37,100,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$48,517	$—	$

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share; 53,000,000 shares authorized, 5,909,996 shares issued and outstanding, actual; shares authorized, 43,009,996 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	4
Additional paid-in capital	6,876	55,390
Accumulated other comprehensive loss	(246)	(246)
Accumulated deficit	(73,945)	(73,945)

Total stockholders’ equity (deficit)	(67,314)	(18,797)

Total capitalization	$(18,797)	$(18,797)	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information presented in the table above does not include:

•	6,835,286 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted average exercise price of $1.67 per share (which excludes options to purchase an aggregate of 3,001,500 shares of common stock, at a weighted average exercise price of $4.98 per share, that were issued subsequent to December 31, 2017);

•	1,612,599 shares of our common stock available for future issuance under our 2014 Stock Incentive Plan as of December 31, 2017 (of which 28,442 shares remained available for future issuance as of March 2, 2018);

•	shares of our common stock that will become available for future issuance under our 2018 Stock Option and Incentive Plan, which will become effective in connection with the completion of this offering; and

•	shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2017 was $(69.1) million, or $(11.69) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 5,909,996 shares of our common stock outstanding as of December 31, 2017.

Our pro forma net tangible book value (deficit) as of December 31, 2017 was $20.6 million, or $(0.48) per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 37,100,000 shares of common stock upon the completion of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of December 31, 2017, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering.

After giving further effect to (i) our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance and sale by us in the concurrent private placement of              shares common stock to Novartis Institutes for Biomedical Research, Inc., based on the assumed initial public offering price, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to our existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $        to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2017	$(11.69)
Increase per share attributable to the automatic conversion of preferred stock upon the completion of this offering	11.21

Pro forma net tangible book value (deficit) per share as of December 31, 2017	(0.48)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing common stock in this offering and the concurrent private placement

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement

Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        and dilution per share to new investors purchasing common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $        and decrease dilution per share to new investors purchasing common stock in this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $        and increase dilution per share to new investors purchasing common stock in this offering by $         , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, our pro forma as adjusted net tangible book value per share after this offering would be $        and dilution per share to new investors purchasing common stock in this offering would be $        , assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2017, on a pro forma as adjusted basis, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering and the concurrent private placement, based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	43,009,996		%		$48,829,210		%		$1.14
Concurrent private placement investor								$
New investors								$

Total		100.0%		$		100.0%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering and the concurrent private placement, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares outstanding after this offering and the concurrent private placement.

The information presented in the tables above do not include:

•	6,835,286 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted average exercise price of $1.67 per share (which excludes options to purchase an aggregate of 3,001,500 shares of common stock, at a weighted average exercise price of $4.98 per share, that were issued subsequent to December 31, 2017);

•	1,612,599 shares of our common stock available for future issuance under our 2014 Stock Incentive Plan as of December 31, 2017 (of which 28,442 shares remained available for future issuance as of March 2, 2018);

•	shares of our common stock that will become available for future issuance under our 2018 Stock Option and Incentive Plan, which will become effective in connection with the completion of this offering; and

•	shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering.

To the extent that stock options are exercised or new stock options are issued under our equity incentive plans, there will be further dilution to investors purchasing common stock in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future.

	Year Ended December 31,
	2016	2017
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Collaboration revenue	$6,632	$12,826

Operating expenses:
Research and development	20,492	47,783
General and administrative	4,144	11,033

Total operating expenses	24,636	58,816

Loss from operations	(18,004)	(45,990)
Interest and other income (expense), net	551	613

Net loss	(17,453)	(45,377)
Accretion of redeemable convertible preferred stock to redemption value	(41)	(40)

Net loss attributable to common stockholders	$(17,494)	$(45,417)

Net loss per share attributable to common stockholders—basic and diluted	$(3.32)	$(8.34)

Weighted average common shares outstanding—basic and diluted	5,267	5,445

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(1.07)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		42,545

(1)	See Note 12 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31,
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$79,151	$63,309
Working capital(1)	76,968	47,946
Total assets	98,139	81,454
Redeemable convertible preferred stock	48,477	48,517
Total stockholders’ deficit	(26,912)	(67,314)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the section captioned “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical-stage immuno-oncology company focused on using our specialized knowledge of the biological pathways critical to the immunosuppressive tumor microenvironment, or the TME, for the development of next-generation cancer therapies. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a remarkable therapeutic advancement, we believe most patients do not achieve durable clinical benefit primarily because these therapies focus on only one element of the complex and interconnected immunosuppressive TME. We believe there is a significant opportunity to more broadly engage the body’s immune system in a multi-faceted, coordinated and personalized approach, to meaningfully improve cure rates for patients with a variety of cancers. Our approach is to identify key components within the TME to gain a deep understanding of its biology, leverage this understanding to define optimal therapeutic targets and the patients most likely to benefit and develop novel antibody therapeutics with differentiated biologic activity. By utilizing our specialized knowledge and expertise in immunology, oncology, antibody selection and characterization, and translational research, we have developed a broad pipeline of TME-focused programs that we believe are the next generation of immuno-oncology therapies. In January 2016, we entered into a strategic collaboration with Novartis to leverage our combined expertise and resources to develop novel immunotherapies targeting the TME.

Our lead product candidate, SRF231, targets a protein called cluster of differentiation, or CD, 47. We initiated a Phase 1 clinical trial of SRF231 in February 2018 and expect initial clinical results from this trial in the first half of 2019. An Investigational New Drug application, or IND, for our next program, SRF373, which targets CD73, was filed with the U.S. Food and Drug Administration in February 2018, and we anticipate SRF373 entering clinical trials in 2018. SRF373 has been exclusively licensed on a worldwide basis to Novartis. The lead product candidates for our CD39 and interleukin 27, or IL-27, programs, SRF617 and SRF388, respectively, are anticipated to begin IND-enabling studies in 2018.

We were incorporated and commenced principal operations in 2014. We have devoted substantially all of our resources to developing our programs, including SRF231 and SRF373, building our intellectual property portfolio, business planning, raising capital and providing general and administrative support for these operations. To date, we have financed our operations with proceeds from the sales of preferred stock and payments received under a collaboration agreement, or the Collaboration Agreement, with Novartis Institutes for BioMedical Research, Inc., or Novartis. Through December 31, 2017, we had received gross proceeds of $48.6 million from our sales of preferred stock and $105.0 million from the Collaboration Agreement. In February 2018, we received an additional milestone payment of $45.0 million under the Collaboration Agreement upon the achievement of a specified milestone. As of December 31, 2017, we had cash, cash equivalents and marketable securities of $63.3 million.

Since our inception, we have incurred significant losses. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of the product candidates we develop. Our net losses were $17.5 million for the year ended December 31, 2016 and $45.4 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of $73.9 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially, particularly as we:

•	pursue the clinical development of product candidates;

•	leverage our programs to advance product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	hire additional clinical, quality control and scientific personnel;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio;

•	establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	acquire or in-license other product candidates and technologies; and

•	incur additional costs associated with operating as a public company.

As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. We may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We believe that the anticipated net proceeds from this offering and the concurrent private placement of $11.5 million of shares of our common stock to Novartis, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements for at least              months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources” and “Concurrent Private Placement.”

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to do so in the near future. All of our revenue to date has been derived from the Collaboration Agreement. If our development efforts for our programs are successful and result in regulatory approval or additional license or collaboration agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from additional collaboration or license agreements that we may enter into with third parties. We expect that our revenue for the next several years will be derived primarily from the Collaboration Agreement as well as any additional collaborations that we may enter into in the future.

Collaboration Agreement with Novartis

In January 2016, we entered into the Collaboration Agreement to develop next-generation cancer therapies. Under the Collaboration Agreement, as amended, we are responsible for performing research on antibodies that bind to CD73 and four other specified targets. We are responsible for all costs and expenses incurred by or on behalf of us in connection with the research. Novartis also has the right, but not the obligation, to conduct research at its own cost on antibodies that bind to CD73 in accordance with the agreement.

Pursuant to the agreement, we granted Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights, each an Option, for up to four specified targets, each an Option Target, to obtain certain development, manufacturing and commercialization rights. If Novartis purchases an Option, following receipt of an IND acceptance of a candidate with respect to the applicable Option Target, Novartis will be entitled to exercise the Option for such Option Target. Novartis may exercise up to three purchased Options.

At the time we entered into the Collaboration Agreement in January 2016, Novartis made an upfront payment to us of $70.0 million. Under the Collaboration Agreement, Novartis will also pay us a fee to purchase each Option for each Option Target and another fee to exercise an Option, entitling us to an aggregate of up to $92.5 million in option purchase and option exercise payments, of which $5.0 million had been received as of December 31, 2017. We are also eligible to receive payments on a target-by-target basis upon the achievement of specified development and sales milestones and tiered royalties on annual net sales by Novartis of licensed products ranging from high single-digit to mid-teens percentages upon successful commercialization of any products. Under the Collaboration Agreement, we are entitled to potential option purchase, option exercise and milestone payments aggregating up to $1.39 billion, of which $35.0 million had been received as of December 31, 2017. Such amount of potential option purchase, option exercise and milestone payments assumes that Novartis purchases, and exercises, all of the Options available to it pursuant to the Collaboration Agreement as well as the successful clinical development of and achievement of all sales milestones for all targets covered by the Collaboration Agreement. In February 2018, we received an additional milestone payment of $45.0 million from Novartis. In addition, we are required to pay Novartis tiered royalties on annual net sales by us of regional licensed products in the United States ranging from high single-digit to mid-teens percentages. The royalty payments are subject to reduction under specified conditions set forth in the Collaboration Agreement. In January 2016, Novartis also purchased $13.5 million of our Series A-1 preferred stock. The equity investment was made at fair value, and we determined it to be distinct from the Collaboration Agreement.

We determined that the deliverables under the Collaboration Agreement included (i) the worldwide exclusive license to CD73 antibody candidates, which was delivered to Novartis in January 2016 upon entering into the agreement, and (ii) our research and development and joint steering committee participation obligations under the agreement. We also determined that none of these deliverables have standalone value due to the specialized nature of the services to be provided by us in connection with the Collaboration Agreement. Therefore, at the inception of the arrangement, we concluded that the deliverables were not separable and, accordingly, we treat the license and undelivered services as a single unit of accounting and recognize revenue on a straight-line basis over the period that we expect to complete our performance obligations under the agreement, which we estimated to be ten years. Accordingly, we are recognizing the upfront payment of $70.0 million we received from Novartis, net of our estimate of aggregate payments of $3.4 million to be made to Novartis for the reimbursement of manufacturing costs incurred during the CD73 research period as required by the Collaboration Agreement, over the estimated ten-year period of performance.

In December 2016, Novartis purchased an exclusive option right to antibodies that bind to CD47, for $5.0 million. At that time, we concluded that license and other obligations underlying the exclusive option right held by Novartis represented separate and additional deliverables that Novartis may receive from us in future periods. Accordingly, in December 2016, we recorded $5.0 million of deferred revenue for the option purchase payment and will not commence recognizing any revenue related to the payment until either (i) Novartis elects not to exercise its option or (ii) Novartis exercises its option and we commence our performance obligations with respect CD47 under the arrangement.

In May 2017, we received a milestone payment of $30.0 million from Novartis upon initiation of the first Good Laboratory Practice, or GLP, toxicology study for SRF373, our program that targets CD73. Upon achieving the milestone, we recognized as revenue $4.0 million, which represented the percentage of the performance period completed when the milestone was achieved, multiplied by the amount of the payment. The remaining $26.0 million is being recognized as revenue on a straight-line basis over the remaining period that we expect to complete our performance obligations under the Collaboration Agreement, as described above.

Through December 31, 2017, we had received an aggregate of $105.0 million from Novartis in upfront payments, milestone payments and option purchase payments.

During the years ended December 31, 2016 and 2017, we recognized revenue of $6.6 million and $12.8 million, respectively, related to the Collaboration Agreement.

Effective January 1, 2018, we will be required to adopt a new revenue recognition standard, which will change the manner in which we recognize revenue from the Collaboration Agreement. Under the new standard, we will recognize revenue from the Collaboration Agreement earlier during the performance period as a result of applying the cost-to-cost method, in contrast to recognizing revenue on a straight-line basis over the estimated ten-year performance period under the existing standard. For additional information, see “—Critical Accounting Policies and Significant Judgments and Estimates—Revenue Recognition.”

In February 2018, we received an additional milestone payment of $45.0 million from Novartis upon Novartis’ receipt of the first final audited GLP toxicology study report for SRF373. We expect that we will recognize as revenue a significant portion of the $45.0 million payment in the first quarter of 2018, based on the ratio of our actual costs incurred as of the milestone achievement date to our total estimated costs with respect to performing research on antibodies that bind to CD73 and four other specified targets under the Collaboration Agreement. The remaining unrecognized amount will initially be recorded as deferred revenue and will subsequently be recognized as revenue over the performance period in proportion to the costs incurred by us under the Collaboration Agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses are expensed as incurred and consist of costs incurred for our research activities, including our discovery efforts, and the development of our programs. These expenses include:

•	salaries, benefits and other related costs, including stock-based compensation, for personnel engaged in research and development functions;

•	expenses incurred in connection with the preclinical development of our programs and clinical trials of our product candidates, including under agreements with third parties, such as consultants and contractors and contract research organizations, or CROs;

•	the cost of manufacturing drug products for use in our preclinical studies and future clinical trials, including under agreements with third parties, such as consultants and contractors and contract manufacturing organizations, or CMOs;

•	laboratory supplies;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities, insurance and supplies; and

•	third-party license fees.

We do not track our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development. These costs are included in unallocated research and development expenses in the table below. A portion of our research and development costs are external costs, which we do track on a program-by-program basis.

The following table summarizes our research and development expenses by program:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
SRF231	$7,724	$22,072	$14,348
SRF373	1,281	2,295	1,014
SRF388	1,067	2,767	1,700
Other early-stage programs	1,845	4,737	2,892
Unallocated research and discovery expenses	8,575	15,912	7,337

Total research and development expenses	$20,492	$47,783	$27,291

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase over the next several years as we initiate clinical trials and pursue later stages of development of SRF231 and SRF388, initiate clinical trials for the product candidates we develop and continue to discover and develop additional product candidates.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our any product candidates that we develop from our programs. We are also unable to predict when, if ever, material net cash inflows will commence from sales of product candidates we develop. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	successful completion of clinical trials and preclinical studies;

•	sufficiency of our financial and other resources to complete the necessary clinical trials and preclinical studies;

•	acceptance of INDs for our planned clinical trials or future clinical trials;

•	successful enrollment and completion of clinical trials;

•	successful data from our clinical program that supports an acceptable risk-benefit profile of our product candidates in the intended populations;

•	receipt of regulatory and marketing approvals from applicable regulatory authorities;

•	receipt and maintenance of marketing approvals from applicable regulatory authorities;

•	establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

•	entry into collaborations to further the development of our product candidates;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	successfully launching commercial sales of our product candidates, if and when approved;

•	acceptance of the product candidate’s benefits and uses, if and when approved, by patients, the medical community and third-party payors;

•	maintaining a continued acceptable safety profile of the product candidates following approval;

•	effectively competing with other therapies; and

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors.

A change in the outcome of any of these variables with respect to the development of any of our programs or any product candidate we develop would significantly change the costs, timing and viability associated with the development of such program or product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our programs. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Interest and Other Income (Expense), Net

Interest and other income consists primarily of interest earned on our cash, cash equivalents and marketable securities. We expect our interest income to increase slightly in the future due to investing the anticipated net cash proceeds from this offering.

Income Taxes

We have not recorded any income tax benefits for the net losses we incurred or for the research and development tax credits we generated during the years ended December 31, 2016 and 2017 as we believed, based upon the weight of available evidence, that it was more likely than not that all of the net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had federal and state net operating loss carryforwards of $20.8 million and $19.9 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2034. As of December 31, 2017, we also had federal and state research and development tax credit carryforwards of $0.7 million and $0.2 million, respectively, which begin to expire in 2034 and 2030, respectively. Through December 31, 2017, we had recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

Results of Operations

Comparison of Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017, along with the changes in those items:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Collaboration revenue	$6,632	$12,826	$6,194

Operating expenses:
Research and development	20,492	47,783	27,291
General and administrative	4,144	11,033	6,889

Total operating expenses	24,636	58,816	34,180

Loss from operations	(18,004)	(45,990)	(27,986)
Interest and other income (expense), net	551	613	62

Net loss	$(17,453)	$(45,377)	$(27,924)

Collaboration Revenue

Collaboration revenue was $6.6 million and $12.8 million for the years ended December 31, 2016 and 2017, respectively, all of which was derived from the Collaboration Agreement. The increase in collaboration revenue during the year ended December 31, 2017 was primarily due to the partial recognition of revenue related to a milestone payment of $30.0 million that we received in May 2017 from Novartis upon initiation of the first GLP toxicology study for SRF373.

Research and Development Expenses

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Direct research and development expenses by program:
SRF231	$7,724	$22,072	$14,348
SRF373	1,281	2,295	1,014
SRF388	1,067	2,767	1,700
Other early-stage programs	1,845	4,737	2,892
Research and discovery and unallocated expenses:
Personnel related (including stock-based compensation)	5,342	10,212	4,870
Facility related and other	3,233	5,700	2,467

Total research and development expenses	$20,492	$47,783	$27,291

Research and development expenses were $20.5 million for the year ended December 31, 2016, compared to $47.8 million for the year ended December 31, 2017. The increase of $27.3 million was primarily due to increases of $14.3 million in external costs for our SRF231 program, $1.0 million in external costs for our SRF373 program, $1.7 million in external costs for our SRF388 program, $2.9 million in external costs for our other early-stage programs and $7.3 million for research and discovery and unallocated costs.

The increase in research and development expenses for our SRF231 program was primarily related to advancing the program through IND-enabling activities and clinical material production costs.

The increases in research and development expenses for our SRF373 and SRF388 programs were primarily due to commencement of IND-enabling activities for each program.

The increase in research and development expenses for our other early-stage programs was primarily due to advancement and initiation of new early discovery programs.

The increase in research and discovery and unallocated expenses was primarily due to increases of $4.9 million in personnel-related costs (including an increase in stock-based compensation expense of $1.1 million) due to increased headcount and $2.5 million in increased facility and laboratory costs related to our new corporate headquarters.

General and Administrative Expenses

General and administrative expenses were $4.1 million for the year ended December 31, 2016, compared to $11.0 million for the year ended December 31, 2017. The increase of $6.9 million was primarily due to an increase of $5.5 million in personnel-related costs as a result of both an increase in headcount as well as a one-time charge of $2.3 million related to separation costs for our former chief executive officer; an increase of $0.9 million for professional fees related to legal and audit services; and an increase of $0.5 million in facility costs related to our new corporate headquarters.

Interest and Other Income (Expense), Net

Interest and other income was $0.6 million during the years ended December 31, 2016 and 2017 due primarily to interest income on invested balances of our cash, cash equivalents and marketable securities.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from the Collaboration Agreement. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products for several years, if at all. To date, we have financed our operations with proceeds from the sales of preferred stock and payments received under the Collaboration Agreement. Through December 31, 2017, we had received gross proceeds of $48.6 million from our sales of preferred stock and $105.0 million from the Collaboration Agreement. In February 2018, we received an additional milestone payment of $45.0 million under the Collaboration Agreement. As of December 31, 2017, we had cash, cash equivalents and marketable securities of $63.3 million.

Future Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, in particular as we continue to advance our product candidates and our discovery programs and conduct research under the Collaboration Agreement. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We believe that the anticipated net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements for at least              months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	completing clinical and preclinical development of product candidates and programs, identifying product candidates, completing clinical development of such product candidates and identifying and developing new product candidates;

•	seeking and obtaining marketing approvals for any of product candidates that we develop;

•	launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	achieving adequate coverage and reimbursement by hospitals, government and third-party payors for product candidates that we develop;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for product candidates that we develop, if approved;

•	obtaining market acceptance of product candidates that we develop as viable treatment options;

•	addressing any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	defending against third-party interference or infringement claims, if any; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

In addition to the variables described above, if and when any product candidate we develop successfully completes development, we will incur substantial additional costs associated with regulatory filings, marketing approval, post-marketing requirements, maintaining our intellectual property rights, and regulatory protection, in addition to other costs. We cannot reasonably estimate these costs at this time.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements, including the Collaboration Agreement. We currently have no credit facility or committed sources of capital. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate development or future commercialization efforts.

Cash Flows

The following table summarizes information regarding our cash flows for each of the periods presented:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$41,413	$(12,422)
Investing activities	(69,968)	25,918
Financing activities	25,942	(1,036)

Net increase (decrease) in cash and cash equivalents	$(2,613)	$12,460

Operating Activities

During the year ended December 31, 2017, net cash used by operating activities was $12.4 million, primarily due to our net loss of $45.4 million partially offset by net cash provided by changes in our operating assets and liabilities of $26.7 million and non-cash charges of $6.2 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $17.2 million increase in deferred revenue, a $5.0 million decrease in amounts due from Novartis, a related party, a $2.9 million increase in accrued expenses and other current liabilities and a $1.1 million decrease in prepaid expenses and other current assets. The increase in deferred revenue was due to the $35.0 million of aggregate milestone and option purchase payments received from Novartis during the year ended December 31, 2017, which were not fully recognized as revenue at that time. The increase in accrued expenses and other current liabilities was primarily due to increased manufacturing costs incurred to support ongoing clinical trial activities and payroll related accruals. The decrease in prepaid expenses and other current assets was primarily due to a reduction in prepaid taxes.

During the year ended December 31, 2016, net cash provided by operating activities was $41.4 million, primarily resulting from net cash provided by changes in our operating assets and liabilities of $58.6 million and net non-cash charges of $0.3 million, partially offset by our net loss of $17.5 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $64.9 million increase in deferred revenue, a $5.4 million increase in accrued expenses and other current liabilities and a $1.8 million increase in accounts payable, partially offset by an $8.5 million increase in prepaid expenses and other current assets and a $5.0 million increase in amounts due from Novartis, a related party. The increase in deferred revenue was due to the $70.0 million upfront payment received from Novartis during the year ended December 31, 2016, which was not fully recognized as revenue at that time. The increase in accrued expenses and other current liabilities was due to accruals related to manufacturing costs. The increase in accounts payable was due to timing of invoices for clinical manufacturing costs. The increase in prepaid expenses and other current assets was due to prepayments for estimated taxes. The increase in amounts due from Novartis were the result of our achievement in December 2016 of a specified milestone under the Collaboration Agreement.

Investing Activities

During the year ended December 31, 2017, net cash provided by investing activities was $25.9 million, consisting primarily of $27.9 million of proceeds from sales or maturities of marketable securities, partially offset by $2.0 million of purchases of property and equipment, primarily related to leasehold improvements in our corporate headquarters facility.

During the year ended December 31, 2016, net cash used in investing activities was $70.0 million, consisting primarily of $97.0 million for purchases of marketable securities, an increase in restricted cash of $1.0 million and $0.8 million of purchases of property and equipment, all partially offset by $28.9 million of proceeds from sales or maturities of marketable securities.

Financing Activities

During the year ended December 31, 2017, net cash used by financing activities was $1.0 million, consisting primarily of payments of initial public offering costs of $1.2 million, partially offset by $0.1 million of proceeds received from the exercise of stock options.

During the year ended December 31, 2016, net cash provided by financing activities was $25.9 million, consisting primarily of net proceeds from the sales of our Series A and Series A-1 preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$24,800	$2,497	$5,018	$5,323	$11,962
Research and manufacturing commitments(2)	14,511	13,320	1,191	—	—

Total	$39,311	$15,817	$6,209	$5,323	$11,962

(1)	Reflects payments due for leases of office and laboratory space that expire between March 2018 and February 2027.
(2)	Reflects commitments for costs associated with external CMOs and CROs engaged to manufacture clinical trial materials as well as to conduct discovery research and preclinical development activities.

Under various license and collaboration agreements to which we are a party, we may be required to make milestone payments and pay royalties and other amounts to third parties. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not known.

Under our Collaboration Agreement, if Novartis obtains a regional license from us for a product under the agreement, we will be required to pay to Novartis tiered royalties of a high single-digit to mid-teens percentage on annual net sales in the United States by us or our sublicensees of regional licensed products under the agreement.

Under our license agreement with Harbour Antibodies H2L2 BV, or H2L2, we are obligated to pay to H2L2 a low five-digit upfront license fee for each antibody program that we initiate using the H2L2 mice. In addition, we may be obligated to pay up to an aggregate of $1.04 million in milestone payments to H2L2 for each antibody product we develop through Phase 3 clinical trials and regulatory approval. We are required to pay H2L2 a one-time sales performance payment of a low seven-digit dollar amount for each antibody product that is commercialized and achieves worldwide gross sales in excess of a low eight-digit dollar amount. If we enter into an agreement with a third party to further research or commercialize an antibody product developed under the H2L2 agreement, then we are obligated to pay H2L2 a one-time payment of the lesser of (i) a low double-digit percentage of the upfront fee paid to us by the third party or (ii) a low six-digit dollar amount.

Under our license agreement with Harbour Antibodies B.V., or Harbour, we are required to pay a nominal annual maintenance fee during the term of the agreement. In addition, we are obligated to pay up to an aggregate of $4.75 million upon the achievement of specified development and commercial milestones for each product licensed under the agreement. We are also obligated to pay Harbour royalties of a low single-digit percentage on the worldwide net sales of any licensed product on a country-by-country basis.

Under our development and option agreement with Adimab LLC, or Adimab, we are obligated to make milestone payments and to pay specified fees upon the exercise of the research or commercialization options under the agreement. During the discovery term, we may be obligated to pay Adimab up to $250,000 for technical milestones achieved against each biological target. Upon exercise of a research option, we are obligated to pay a nominal research maintenance fee on each of the next four anniversaries of the exercise. Upon the exercise of each commercialization option, we will be required to pay an option exercise fee of a low seven-digit dollar amount, and we may be responsible for milestone payments of up to an aggregate of $13.0 million for each licensed product that receives marketing approval. For any licensed product that is commercialized, we are obligated to pay Adimab tiered royalties of a low to mid single-digit percentage on worldwide net sales of such product. We may also partially exercise a commercialization option with respect to ten antibodies against a biological target by paying 65% of the option fee and later either (i) paying the balance and choosing up to 20 antibodies for commercialization or (ii) foregoing the commercialization option entirely.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements. We base our estimates on our historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue from license and collaboration agreements in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 605, Revenue Recognition, or ASC 605. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

When evaluating multiple-element arrangements, we consider whether the deliverables under the arrangement represent separate units of accounting. This evaluation requires subjective determinations and requires us to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. In determining the units of accounting, we evaluate certain criteria, including whether the deliverables have standalone value, based on the consideration of the relevant facts and circumstances for each arrangement. The consideration to be received under each arrangement is allocated to the separate units of accounting using the relative selling price method, and the applicable revenue recognition criteria are applied to each of the separate units. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered items is considered probable and substantially within our control. In assessing whether an item has standalone value, we consider factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether our collaboration partner can use the deliverable for its intended purpose without the receipt of the remaining deliverables, whether the value of the deliverable is dependent on the undelivered items and whether there are other vendors that can provide the undelivered items.

Arrangement consideration that is fixed or determinable is allocated among the separate units of accounting using the relative selling price method. Then, the applicable revenue recognition criteria in ASC 605-25 are applied to each of the separate units of accounting in determining the appropriate period and pattern of recognition. We determine the selling price of a unit of accounting following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, we determine the estimated selling price for units of accounting within each arrangement using vendor specific objective evidence, or VSOE, of selling price, if available; third party evidence, or TPE of selling price, if VSOE is not available; or best estimate of selling price, or BESP, if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price since it generally does not have VSOE or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, we consider applicable market conditions and relevant entity specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

We recognize arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items. If there is no discernable pattern of performance or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period that we expect to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and if objectively measurable performance measures exist, then we recognize revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the end of each reporting period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we expect to complete our performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

At the inception of an arrangement that includes options for a customer to purchase additional services or products at agreed upon prices in the future, we evaluate whether each option is substantive. Factors that we consider in evaluating whether an option is substantive include the overall objective of the arrangement, if the exercise of that option represents a separate buying decision, and if the services or products subject to the option are essential to the functionality of the current deliverables. When a license option is considered substantive, we do not consider the option or item underlying the option to be a deliverable at the inception of the arrangement, and the associated option fees are not included in the allocable arrangement consideration, assuming the option is not priced at a significant and incremental discount. When an option is not considered substantive, we would consider the option, including other deliverables contingent upon the exercise of the option, to be a deliverable at the inception of the arrangement and a corresponding amount would be included in the allocable arrangement consideration. In addition, if the price of the license option includes a significant incremental discount, the discount inherent in the option price would be included as a deliverable at the inception of the arrangement.

Payments received or due for our achievement of milestones are deferred and recognized as revenue over the estimated period of performance applicable to the collaborative arrangement. As any milestones are achieved, we will recognize as revenue a portion of the milestone payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. We will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method, if a pattern of performance is discernable, or on a straight-line basis.

Royalty revenue, if any, is recognized based on contractual terms when reported sales are reliably measurable and collectibility is reasonably assured, provided that there are no performance obligations then remaining. To date, none of our product candidates have been approved and, therefore, we have not earned any royalty revenue from product sales.

In the event that a collaboration agreement were to be terminated and we had no further performance obligations at that time, we would recognize as revenue any portion of the upfront payment and other payments that had not previously been recorded as revenue and were classified as deferred revenue at the date of such termination.

Amounts received prior to satisfying the revenue recognition criteria listed above are recorded as deferred revenue in our consolidated balance sheet. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue.

Amounts not expected to be recognized as revenue within 12 months of the balance sheet date are classified as non-current deferred revenue.

Effective January 1, 2018, we will be required to adopt Accounting Standard Codification Topic 606, Revenue from Contracts with Customers, or ASC 606. The core principle of ASC 606 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. We have substantially completed our assessment of the impact that this new standard will have on our consolidated financial statements. While our assessment is preliminary, we expect the adoption will have a material impact on our consolidated financial statements, in particular, related to the pattern and timing of our revenue recognition of amounts from the Collaboration Agreement. Under ASC 606, we will recognize revenue using the cost-to-cost method, which we believe best depicts the transfer of control to the customer. In contrast, under the existing revenue recognition standard, we are recognizing revenue on a straight-line basis over the estimated period of performance. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue will be recorded as a percentage of the estimated transaction price based on the extent of progress towards completion. In addition, under ASC 606, the estimated transaction price will include variable consideration for payments expected to be earned, including for milestone or royalty payments, which, under the existing standard, we were precluded from including in the estimated transaction price until such payments were determinable and due. The estimate of our measure of progress and estimate of variable consideration to be included in the transaction price will be updated at each reporting date as a change in estimate. The amount of transaction price allocated to the satisfied portion of the performance obligation, based on our measure of progress, will be recognized immediately on a cumulative catch-up basis, resulting in an adjustment to revenue in the period of change. The amount related to the unsatisfied portion will be recognized as that portion is satisfied over time.

We plan to adopt ASC 606 using the modified retrospective transition method, which will result in an adjustment to accumulated deficit in our consolidated balance sheet as of the January 1, 2018 effective date for the cumulative effect of applying the standard and will not result in a recast of our prior year consolidated financial statements. We currently expect that the adoption of ASC 606 will result in a reduction in deferred revenue of approximately $14.0 million and a corresponding decrease in accumulated deficit, each recorded as of January 1, 2018. This cumulative-effect adjustment primarily reflects the fact that we will recognize revenue earlier during the performance period as a result of applying the cost-to-cost method under the new standard, in contrast to recognizing revenue on a straight-line basis over the estimated ten-year performance period under the existing standard.

We are in the process of finalizing our assessment of the impact of the new revenue recognition standard on our consolidated financial statements, and our preliminary assessment is subject to change. See Note 2 to our consolidated financial statements appearing at the end of this prospectus for additional information.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or TCJA, that significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. We have recognized the provisional tax impacts as a result of the TCJA, including the revaluation of the deferred tax assets and liabilities in our consolidated financial statements for the year ended December 31, 2017, based on the tax rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The ultimate impact to our consolidated financial statements of the TCJA may differ from these provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take as a result of the TCJA. The accounting is expected to be complete when our 2017 U.S. corporate income tax return is filed in 2018.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

For stock-based awards granted to non-employee consultants, we recognize compensation expense over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model referenced below.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our common stock as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The third-party valuations of our common stock were performed at various dates, which resulted in valuations of our common stock of $1.88 per share as of October 31, 2016, $2.10 per share as of April 30, 2017, $2.46 per share as of June 15, 2017, $3.53 per share as of September 30, 2017, $3.77 per share as of November 30, 2017, $4.06 per share as of January 18, 2018, $4.37 per share as of February 2, 2018 and $5.86 as of February 26, 2018. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors determined that the amounts reflected in these valuations were equal to the fair market value of our common stock on each applicable date.

Our third-party valuations of common stock performed since September 30, 2017 were prepared using the hybrid method, which used market approaches to estimate our equity value. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. Our third-party valuations of common stock performed prior to September 30, 2017 were prepared using the OPM, which used a market approaches and a cost approach to estimate our equity value.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2017 and March 2, 2018, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Common Share on Grant Date	Per Share Estimated Fair Value of Option on Grant Date
March 2, 2017	830,147	$1.88	$1.88	$1.27
March 30, 2017	30,000	$1.88	$1.88	$1.27
April 5, 2017	50,000	$1.88	$1.88	$1.30
May 30, 2017	135,000	$2.10	$2.10	$1.45
June 27, 2017	536,000	$2.46	$2.46	$1.70
July 17, 2017	154,000	$2.46	$2.46	$1.79
August 28, 2017	3,000	$2.46	$2.46	$1.79
August 31, 2017	280,000	$2.46	$2.46	$1.79
September 6, 2017	86,000	$2.46	$2.46	$1.78
October 10, 2017	55,000	$3.53	$3.53	$2.42
December 8, 2017	260,444	$3.77	$3.77	$2.58
December 11, 2017	45,000	$3.77	$3.77	$2.58
January 24, 2018	218,000	$4.06	$4.06	$2.57
February 5, 2018	1,378,500	$4.37	$4.37	$2.93
February 12, 2018	128,500	$4.37	$4.37	$2.67
March 2, 2018	1,276,500	$5.86	$5.86	$3.85

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable Securities and Exchange Commission rules.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Emerging Growth Company Status

As an “emerging growth company,” the Jumpstart Our Business Startups Act of 2012 allows us to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures about Market Risk

Our cash, cash equivalents and marketable securities as of December 31, 2017 consisted of cash, a money market fund invested primarily in short-term U.S. Treasury obligations, U.S. government agency bonds and corporate bonds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

BUSINESS

Overview

We are a clinical-stage immuno-oncology company focused on using our specialized knowledge of the biological pathways critical to the immunosuppressive tumor microenvironment, or the TME, for the development of next-generation cancer therapies. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a remarkable therapeutic advancement, we believe most patients do not achieve durable clinical benefit primarily because these therapies focus on only one element of the complex and interconnected immunosuppressive TME. We believe there is a significant opportunity to more broadly engage the body’s immune system in a multi-faceted, coordinated and personalized approach, to meaningfully improve cure rates for patients with a variety of cancers. Our approach is to identify key components within the TME to gain a deep understanding of its biology, leverage this understanding to define the optimal therapeutic targets and the patients most likely to benefit and develop novel antibody therapeutics with differentiated biologic activity. By utilizing our specialized knowledge and expertise in immunology, oncology, antibody selection and characterization, and translational research, we have developed a broad pipeline of TME-focused programs that we believe are the next generation of immuno-oncology therapies. We initiated a Phase 1 clinical trial for our lead product candidate, SRF231, in February 2018.

Our programs demonstrate our multi-faceted approach by targeting several critical components of the immunosuppressive TME, including macrophages, metabolites and cytokines. Our lead product candidate, SRF231, is an antibody targeting cluster of differentiation, or CD, 47, which is a protein expressed on many cells, but often overexpressed on tumor cells. By targeting CD47, we believe we can promote macrophage activation to attack tumors expressing this target. We believe SRF231 possesses a safety profile that distinguishes it from other CD47-targeted therapies in development. Specifically, in preclinical studies, we have not observed hemagglutination, which is an aggregation of red blood cells, that has been observed after treatment with other CD47 antibodies in development. We plan to evaluate SRF231 as both a monotherapy and in combination with other currently available cancer therapeutics. We initiated a Phase 1 clinical trial of SRF231 in February 2018 and expect initial clinical results from this trial in the first half of 2019.

Our next two programs, SRF373 and SRF617, are antibodies inhibiting CD73 and CD39, respectively, and illustrate how our specialized knowledge of TME biology can be leveraged across programs. CD73 and CD39 are both critical enzymes involved in the production of extracellular adenosine, a key metabolite with strong immunosuppressive properties within the TME. Overexpression of CD73 and CD39 are each associated with a poor prognosis in patients with certain types of cancer. SRF373 and SRF617 each aim to reduce the production of immunosuppressive adenosine, but target different points of the adenosine pathway. In addition to reducing the production of adenosine, we believe SRF617 will also stimulate anti-tumor immunity because of its ability to maintain levels of extracellular adenosine triphosphate, or ATP, a proinflammatory molecule and key driver of the maturation and activation of immune cells, including T cells. We expect SRF373 to enter clinical development in 2018 and to commence IND-enabling studies for SRF617 in 2018.

SRF388 is an antibody targeting interleukin 27, or IL-27, an immunosuppressive cytokine in the TME that is overexpressed in certain cancers. We expect to begin IND-enabling studies for SRF388 in 2018. We also have several earlier stage programs that target macrophages and other critical components of the TME, including regulatory T cells and natural killer, or NK, cells. We expect that the unique insights generated in any one of our product programs will accelerate the development of the other programs in a synergistic fashion due to the interconnections between these TME pathways.

In 2016, we entered into a strategic collaboration agreement, or the Collaboration Agreement, with Novartis Institutes for Biomedical Research, Inc., or Novartis, to develop next-generation cancer therapies. Importantly, this collaboration enables us to leverage the expertise and resources of Novartis to accelerate the development of our collaboration programs. We received an upfront payment of $70.0 million from Novartis upon entering into the agreement. Under the Collaboration Agreement, we are entitled to potential option purchase, option exercise and milestone payments upon the achievement of specified development and sales milestones, which could amount to $1.39 billion, as well as tiered royalties on annual net sales by Novartis ranging from high single-digit to mid-teens percentages upon successful commercialization of any products. Through December 31, 2017, we had received an aggregate of $35.0 million in option purchase and milestone payments from Novartis. In February 2018, we received an additional milestone payment of $45.0 million from Novartis. In January 2016, we also received a $13.5 million equity investment from Novartis.

We have assembled an outstanding team, including our world-class scientific advisory board, to execute on our mission to create next-generation immuno-oncology therapies to help patients suffering with cancer. Our scientific founders and members of our management team have extensive experience in drug discovery and development and are leaders in the immuno-oncology field. Members of our leadership team have helped develop over ten commercialized therapies, including cancer and immune disorder treatments, such as Avastin, Istodax, Rebif, Thyrogen and Velcade. Our scientific advisory board is co-chaired by leading immuno-oncology researchers Alexander Y. Rudensky, Ph.D., a world leader in regulatory T cell biology, and Arlene H. Sharpe, M.D., Ph.D., who led pioneering work related to the ligands for PD-1, including the co-discovery of PD-L2, and has defined functions of the PD-1 pathway as well as other costimulatory and immune checkpoint molecules. Collectively, we believe our team, industry-leading capabilities and collaboration with Novartis, position us to build the leading TME company focused on developing next-generation immunotherapies for the tens of millions of cancer patients worldwide.

Our Strategy

Our goal is to build the leading TME company to develop next-generation immunotherapies for patients suffering with cancer. The specific elements of our strategy to achieve this goal are:

•	Pioneer the translation of TME biology into cancer therapeutics. We have established a world-class team who, together with our scientific advisory board, have unique expertise and capabilities within TME biology. Our approach is to (i) use our unique insights to identify key immunosuppressive components and pathways in the TME, (ii) employ a robust antibody discovery methodology to interrogate multiple critical targets in these pathways, (iii) identify the patients most likely to benefit from our approach and (iv) select and advance potential therapeutic candidates with differentiated biological activity in the TME.

•	Advance our lead product candidate, SRF231, through clinical development. In preclinical studies, we observed that SRF231 (i) exhibited potent inhibition of CD47 binding to its primary target, (ii) resulted in robust macrophage infiltration into the tumor, (iii) increased killing of tumor cells and (iv) was well tolerated and did not result in hemagglutination. We believe that our promising preclinical data supports the clinical potential of SRF231 as a monotherapy and in combination with other approved cancer therapies. We initiated our Phase 1 clinical trial of SRF231 in February 2018 and expect initial clinical results from this trial in the first half of 2019.

•	Efficiently progress our other programs into clinical development. We expect our collaborator, Novartis, to advance SRF373 into clinical development in 2018. Additionally, we expect to initiate IND-enabling studies for SRF388 and SRF617 in 2018. Our development strategy entails utilizing biomarkers to identify different patient subsets we believe will uniquely benefit from our product candidates. From time to time, we may seek to leverage the capabilities of strategic partners to accelerate the development of our programs, as evidenced by our collaboration with Novartis.

•	Maintain significant product rights while appropriately leveraging the commercial capabilities of strategic partners. Retaining substantial commercial rights to our programs is core to our strategy. Beyond our collaboration with Novartis, we intend to opportunistically evaluate partnerships that enable us to supplement our capabilities and maximize the potential commercial value of our programs.

The Tumor Microenvironment

The TME contains a complex interplay of immunosuppressive biological pathways, cells and other components surrounding the tumor. It comprises several key components that often act together to profoundly suppress the body’s anticancer immune response through a variety of different biological mechanisms, allowing the tumor to evade the immune system. Given the complexity of the TME, we believe it is imperative to target more than one component of this environment in order to provide durable clinical benefit to patients suffering with cancer.

Checkpoint inhibitors are a drug class designed to counteract certain defenses a tumor has against the immune system. Currently approved checkpoint inhibitors were developed for the treatment of cancer because of the initial belief that inactivation of the immune system by checkpoint proteins, one component of the TME, could be reversed to reactivate the immune system to recognize and attack the tumor. These therapies against checkpoint proteins, such as cytotoxic T-lymphocyte antigen 4, or CTLA-4, programmed cell death protein 1, or PD-1, and programmed death-ligand 1, or PD-L1, have produced impressive results in the clinic across an array of cancers and have been approved for a number of malignancies. However, the breadth and durability of clinical benefit achieved has been limited to a subset of patients and tumor types. For example, PD-1 inhibition has doubled three-year survival rates in previously treated non-small cell lung cancer patients, but more than 80% of patients do not achieve a durable clinical benefit. We believe the primary reason only a relatively modest number of patients achieve durable response with checkpoint inhibitors is because only one component of the TME, the effector T lymphocyte, is reactivated while the remaining elements of the TME, including macrophages, suppressive metabolites and cytokines, regulatory T cells, and NK cells remain unaffected.

Macrophages are a type of immune cell that can recognize and engulf, or phagocytose, other cells that need to be destroyed, including cancer cells. These immune cells are a key component of the immune system that provides a rapid, non-specific response to pathogens. Cells expressing CD47 on their surface are not phagocytosed by macrophages, causing CD47 to be termed a “don’t eat me signal.” Therefore, many tumor cells overexpress CD47, which suppresses macrophage activation and allows tumor cells to evade phagocytosis. Targeting CD47 is an attractive therapeutic strategy for treating cancer because by blocking its interaction with key binding partners, macrophage activity is restored and they can effectively recognize and phagocytose the tumor. We believe targeting CD47 as both a monotherapy and in combination with other cancer therapeutics could provide meaningful clinical benefit to patients.

Adenosine is a key metabolite within the TME that accumulates and inhibits the function of important immune cells, including T cells and NK cells, leading to an environment conducive to tumor growth. CD39 and CD73, two of the enzymes involved in the production of adenosine, are both attractive therapeutic targets because inhibiting either of them will reduce the amount of adenosine in the TME. We believe inhibiting CD39 may have further immunostimulatory effects because this inhibition will maintain the amount of ATP in the TME.

IL-27 is a cytokine, or protein secreted by cells, that plays an important physiologic role in suppressing the immune system. In preclinical studies, the IL-27 pathway has been observed to suppress T cell activation within the TME, which may prevent the immune system from recognizing, attacking and killing cancer cells. Due to its immunosuppressive nature, there is an emerging rationale for inhibiting IL-27 to treat cancer as this approach influences the activity of multiple types of immune cells, including the reactivation of T cells, that are necessary to recognize and attack the tumor.

Our Pipeline

We believe next-generation immuno-oncology therapies need to encompass a multi-faceted, coordinated and personalized approach to treating cancer in order to achieve meaningful increases in patient cure rates. We have developed a pipeline of multiple therapeutic programs to address the complexity of the TME, as shown in the table below.

(1)	Novartis has an option to acquire certain rights in connection with SRF231 and the right to purchase an option to SRF388. See “Business—Collaboration Agreement with Novartis” for additional information.
(2)	Novartis has worldwide development and commercial rights to this program. See “Business—Collaboration Agreement with Novartis” for additional information.

Our Programs

Driving Macrophage Activation and Tumor Infiltration with SRF231, a CD47 Inhibitor

Overview of SRF231

SRF231 inhibits CD47, a protein expressed on many cells, but often overexpressed on tumor cells. In our preclinical studies we observed that inhibiting CD47 with SRF231 had potent anti-tumor activity through increased macrophage infiltration of the tumor and phagocytosis of the tumor cells. This anti-tumor activity was observed when administrating SRF231 as both a monotherapy and in combination with other currently available cancer therapies. Notably, SRF231 was not observed to be associated with hemagglutination. We initiated our first clinical trial of SRF231 in February 2018 in order to evaluate SRF231 in multiple tumor types and expect initial clinical results from this trial in the first half of 2019. We will retain full commercial rights in the United States, and Novartis will have an option for ex-U.S. commercial rights.

CD47 Background

CD47 is a protein found on the surface of cells and is involved in physiological functions such as cell migration, cell adhesion, T cell function and macrophage activation. CD47 is a well-validated target in macrophage biology as overexpression of CD47 has been observed in various types of tumors, and there is a growing body of third-party clinical evidence that suggests blocking CD47 results in anti-tumor effects. Tumor cell expression of CD47 has been shown to prevent macrophages from recognizing and phagocytosing, or attacking and engulfing, tumor cells. SIRPa, an inhibitory protein expressed on macrophages, is a primary binding partner of CD47, and our antibodies are designed to disrupt this binding. As shown in the figure below, by blocking the CD47:SIRPa interaction, the “don’t eat me signal” is inhibited, which then enables the macrophage to kill the tumor cells.

Overview of CD47:SIRPa Binding and Inhibition

Landscape of CD47 Inhibitors and Opportunity

CD47 is overexpressed in a wide variety of tumors, making it an attractive target for cancer therapies. Many companies are currently developing candidates in preclinical studies and clinical trials that target CD47, although there are no currently approved CD47 therapies. We believe that important differentiators among these CD47-targeted therapies will include dosing frequency and safety. In particular, hemagglutination and thrombocytopenia have been identified as adverse side effects in clinical trials of CD47-targeted therapies, which have been dose limiting in some instances.

Our Solution

SRF231 is a fully human immunoglobulin isotype G4, or IgG4, monoclonal antibody that is a potent inhibitor of CD47. We selected SRF231 for clinical development based on the following key attributes observed in preclinical development:

•	Potent inhibition of CD47:SIRPa binding to drive macrophage activation, infiltration and phagocytosis;

•	Potent activity against multiple hematologic and solid tumors, both as a monotherapy and in combination with other approved cancer therapies; and

•	Being well tolerated without resulting in hemagglutination.

In February 2018, we initiated a Phase 1 clinical trial to evaluate SRF231 in patients with advanced malignancies, as a monotherapy and potentially in combination with other currently available cancer therapies in 2018. We believe that SRF231 is the first fully human anti-CD47 antibody to enter clinical trials.

Our Preclinical Studies

Preclinical Activity Studies

We have conducted numerous preclinical studies to assess the activity of SRF231 across a variety of models. In February 2017, we assessed the ability of SRF231 to block the binding of CD47 to

SIRPa. The binding of CD47 to SIRPa gives rise to a “don’t eat me signal” and, as a result, blocking this signal is critical in enabling the phagocytosis of tumor cells by macrophages. As shown in the figure below, SRF231 was observed to be a potent blocker of the CD47:SIRPa interaction relative to a control antibody. These results are consistent with a similar previous study we conducted.

SRF231 Effect on CD47:SIRPa Binding

We have also observed in preclinical models that SRF231 has the ability to overcome the TME’s immunosuppressive characteristics that prevent macrophage infiltration into the tumor. Without the ability to infiltrate, the macrophages are unable to reach, and subsequently phagocytose and kill, the tumor cells. As shown in the figures below, in a study conducted by us in May 2017, the administration of SRF231 in an ovarian cancer tumor model meaningfully increased the ability of macrophages, which are stained brown, to infiltrate the tumor. These results were consistent with other studies conducted by us.

SRF231 Effect on Tumor Infiltration by Macrophages

SRF231 was also observed to substantially increase phagocytosis of tumor cells by macrophages in numerous preclinical studies conducted by us since 2015. As shown in the figure below, the activity of SRF231, as measured by the percentage of macrophages that have engulfed tumor cells, was compared to a negative control and a positive control antibody. A research reagent antibody known to bind to CD47 and increase phagocytosis was used as our positive control. A research reagent antibody that does not bind to CD47 and, as such, does not have any effect on the level of phagocytosis, was used as our negative control. In this preclinical study, SRF231 was observed to meaningfully increase macrophage activity in a concentration-dependent fashion and its activity compared favorably to the positive control.

SRF231 Effects on Phagocytosis

In preclinical studies, SRF231 exhibited anti-tumor activity in both hematologic and solid tumors.

As shown in the figure below, in separate studies conducted in 2016, SRF231 was observed to inhibit growth of established tumors in preclinical hematologic malignancy models of acute myeloid leukemia, or AML, and multiple myeloma. By comparison, treatment with a control antibody did not have a meaningful impact on tumor growth over the same timeframe in the same study. We have observed similar effects on tumor growth in other models of hematologic malignancies, including non-Hodgkin’s lymphoma.

SRF231 Monotherapy Anti-Tumor Activity in Hematologic Tumors

In a study conducted by us in April 2016, SRF231 was also observed to have anti-tumor activity in a solid tumor model, and similar results have been observed in additional studies conducted by us. As demonstrated in the murine model of ovarian cancer depicted below, SRF231 was observed to substantially increase overall survival when compared to a control antibody over the same time frame. All the animals treated with SRF231 (n=10) survived over the study period, while less than 25% of all animals treated with the control (n=10) survived over the same time frame.

SRF231 Monotherapy Impact on Overall Survival in Ovarian Cancer

In addition, data from our preclinical studies supports the use of SRF231 in combination with other cancer therapies. For example, when combined with rituximab, a CD20 antibody and current standard of care for the treatment of many hematologic malignancies, SRF231 was observed to meaningfully reduce tumor growth in murine models of Burkitt lymphoma and diffuse large B cell lymphoma, or DLBCL, when compared to treatment with either SRF231 or rituximab alone. The initial Burkitt lymphoma study was conducted by us in October 2016 and was repeated twice with similar results, and the diffuse large B cell lymphoma study was conducted by us in April 2016.

SRF231 Combination Anti-Tumor Activity in Hematologic Tumors

Further, SRF231 administered in combination with rituximab was observed to increase tumor cell phagocytosis in a concentration-dependent fashion when compared to treatment with SRF231 alone.

Preclinical Safety Studies

We have tested SRF231 in multiple preclinical studies, including incubation of SRF231 at concentrations of up to 1 mg/mL with human whole blood, and we have not observed hemagglutination. As shown in the figure below, in a study conducted by us in September 2016, blood samples treated with SRF231 did not agglutinate at any concentration tested. To examine the safety profile of SRF231 against potential competitor antibodies, we engineered an antibody that we believe to have the same properties as another CD47 antibody in clinical development. We based our construction of this antibody on information from a scientific publication. As depicted in the figure below, this analog of a competitor antibody, labeled as Antibody A, was observed to cause hemagglutination over a broad range of concentrations. Similar results were observed in additional studies conducted by us.

SRF231 Effect on Hemagglutination

We have completed Good Laboratory Practice, or GLP, preclinical toxicology studies with SRF231 and believe that they support advancement into clinical development.

Our Phase 1 Clinical Trial

We initiated our first Phase 1 clinical trial of SRF231 in February 2018 and anticipate conducting this trial at multiple sites in the United States and Canada pursuant to an IND that was filed and sponsored by us. Initial results from this open-label Phase 1 clinical trial are anticipated in the first half of 2019. Our Phase 1 clinical trial of SRF231 consists of a monotherapy dose-escalation phase as well as expansion cohorts that evaluate SRF231 as a monotherapy. In addition, we anticipate adding expansion cohorts to this trial, which will combine SRF231 with currently approved cancer therapies. We expect to enroll approximately 170 patients across this trial. The dose-escalation phase is enrolling patients with solid tumors or lymphoma. We are also enrolling patients in expansion cohorts with various cancer types, including AML/myelodysplastic syndrome, T cell lymphoma, multiple myeloma and ovarian cancer. Our Phase 1 clinical trial design also includes a translational biomarker plan from which we hope to identify biomarkers useful in stratifying patients in order to identify those patients most likely to benefit from SRF231.

Modulating the Adenosine Pathway to Treat Cancer with SRF373 and SRF617

Overview of SRF373 and SRF617

Based on our understanding of the adenosine pathway and its role in the TME, we are advancing two programs targeting different metabolic points on the adenosine pathway in order to reduce the immunosuppressive effects of adenosine in the TME.

SRF373 has been observed to inhibit CD73, an enzyme critical to the production of extracellular adenosine. By reducing the amount of adenosine in the TME, we believe the immune system will be able to better recognize and attack tumors. In our preclinical studies, SRF373 has exhibited potent CD73 enzymatic inhibition, resulting in a reduction of adenosine and increased activity of immune cells, particularly T cells. Further, in combination with a PD-1 inhibitor, our antibodies against CD73 have demonstrated potent anti-tumor effects in preclinical animal studies. CD73 is overexpressed in many tumors and can be shed from the cell surface. We therefore believe CD73 overexpression could be a useful biomarker to identify those patients most likely to benefit from SRF373. We have granted Novartis a worldwide exclusive license to develop and commercialize SRF373. We expect SRF373 to enter clinical development in 2018.

SRF617 inhibits CD39, an enzyme critical both to the production of adenosine and the breakdown of ATP. Therefore, we believe targeting CD39 will not only reduce extracellular adenosine, but will also maintain extracellular levels of immunostimulatory ATP, both of which have been observed to promote anti-tumor immunity. CD39 overexpression also counteracts the effects of chemotherapy, which we believe further supports its importance as a therapeutic target. In preclinical studies, SRF617 exhibited potent CD39 enzymatic inhibition. We wholly own SRF617 and it is not part of the Novartis collaboration. We anticipate initiating IND-enabling studies for SRF617 in 2018.

CD73 and CD39 Background

Within the TME, the adenosine pathway refers to the extracellular conversion of ATP to adenosine and the signaling of adenosine through the A2A/A2B adenosine receptors on immune cells. Under normal conditions, CD39 and CD73 maintain the balance of extracellular levels of immunosuppressive adenosine and immunostimulatory ATP. In healthy tissue, ATP is barely detectable in the extracellular environment because ATP is rapidly broken down by CD39 to generate adenosine monophosphate, or AMP, which is then converted to adenosine by CD73. Under conditions of cellular stress, including cancer, extracellular ATP levels rise significantly, but ATP is rapidly broken down, subsequently hindering the ability of the immune system to recognize and attack the tumor due to lower levels of ATP and higher levels of adenosine.

We believe inhibiting CD73 will reduce levels of immunosuppressive adenosine in the TME and allow key immune cells, including T cells, to attack the tumor. In addition, we believe inhibiting CD39 will maintain extracellular levels of immunostimulatory ATP in addition to reducing the amount of extracellular adenosine in the TME. Because of its role in regulating the immune system, we believe a multi-faceted approach targeting components of the adenosine pathway is attractive for the treatment of cancer.

Role of Adenosine in the TME

Landscape of Competitive Agents and the Opportunity

There are multiple third-party programs evaluating targets in the adenosine pathway, including inhibitors of CD73, CD39 and the key adenosine receptors. Due to the relatively high amounts of adenosine in the TME, we believe achieving inhibition of adenosine receptors sufficient to result in a meaningful clinical response as a monotherapy could prove challenging. CD73 and CD39 are overexpressed in a variety of tumors, making them attractive targets for cancer therapies. We believe that the potency of CD73 and CD39 enzymatic inhibition will be an important differentiator and may lead to improved clinical efficacy by reducing adenosine levels in the TME to a greater extent.

Our Adenosine Pathway Programs

SRF373

SRF373 is a fully human IgG4 monoclonal antibody that is a potent inhibitor of CD73. We selected SRF373 for clinical development based on the following key attributes observed in preclinical development:

•	Potent enzymatic inhibition of CD73, resulting in reduced adenosine levels;

•	Increased T cell proliferation; and

•	Inhibition of tumor growth as a monotherapy and more potently in combination with a PD-1 inhibitor.

Our Preclinical Studies

We have conducted numerous preclinical studies to assess the activity of SRF373 across a variety of preclinical models. We examined the ability of SRF373 to inhibit CD73 enzymatic activity in an ovarian cancer cell line expressing CD73 and observed that SRF373’s inhibitory activity increased in a concentration-dependent manner. To compare the enzymatic inhibitory activity of SRF373 against potential competitor antibodies, we engineered an antibody, Antibody X, that we believe to have the same properties as another CD73 antibody in clinical development. We based our construction of this antibody on publicly available patent filings. Notably, the peak CD73 enzymatic inhibition achieved using SRF373 was observed to be substantially greater than Antibody X.

Further, SRF373 was observed to meaningfully reduce adenosine production from cells, and SRF373 treatment in a mouse tumor model was observed to reduce levels of plasma adenosine.

CD4+ T cell proliferation is inhibited by adenosine, and high levels of adenosine in the TME result in the tumor evading these important immune cells. By reducing the production of adenosine, SRF373 has the potential to increase the proliferation of CD4+ T cells. As depicted in the figure below, in a study conducted in September 2016, we observed that SRF373 treatment mitigated the immunosuppressive effects of adenosine produced by CD73 and subsequently increased the proliferation of T cell receptor-stimulated CD4+ T cells in a concentration-dependent fashion. Further, the level of T cell proliferation achieved using SRF373 was greater than the levels achieved using Antibody X. We have observed similar results in additional studies conducted by us. We believe the increased T cell proliferation seen with SRF373 is a result of greater enzymatic inhibition of CD73.

SRF373 Effect on CD4+ T Cell Proliferation

Additionally, we have seen compelling preclinical anti-tumor activity when combining a CD73 inhibitor with a PD-1 inhibitor. We developed a CD73 antibody closely related to SRF373 that cross reacts with murine CD73. This antibody, as shown below, was observed in a December 2015 study conducted by us to have anti-tumor activity as a monotherapy and in combination with a PD-1 inhibitor when compared to a control antibody. Notably, combining the CD73 antibody and the PD-1 inhibitor was observed to result in synergistic anti-tumor effects. Further, when the same tumor cells were reintroduced into mice treated in the combination group, the anti-tumor effects were maintained in the absence of additional antibody treatment, demonstrating the potential to establish durable anti-tumor immunity. We have observed similar results in an additional study conducted by us.

Effect of Targeting CD73 and PD-1 in Combination

Planned Clinical Trial

We have granted Novartis worldwide development and commercialization rights to SRF373, and the first clinical trial of SRF373 is anticipated to initiate in 2018.

SRF617

SRF617 is a fully human IgG4 monoclonal antibody that is a potent inhibitor of CD39 enzymatic activity. In preclinical studies, we observed that SRF617 maintained immunostimulatory levels of ATP. SRF617 has the potential to be the first CD39 inhibitor to enter clinical development.

Our Preclinical Studies

In a study conducted in October 2017, we observed increased expression of CD39 following treatment with nivolumab, a PD-1 inhibitor. Specifically, samples from five donors were either treated, or not, with nivolumab. As shown in the figure below, increased CD39 expression was observed in three cell types, specifically, CD4+ T regulatory cells, or Treg; CD19+ B cells, or B cell; and CD14+ monocytes, or Mono. In clinical trials, others have shown increased CD39 expression in tumor biopsies from patients with renal cell carcinoma and non-small cell lung cancer that were resistant to treatment with atezolizumab, a PD-L1 inhibitor. These studies suggest that CD39 expression may contribute to PD-1/PD-L1 resistance and an immunosupressive TME.

Effect of Nivolumab on CD39 Expression

As shown in the figure below, in a July 2017 study conducted by us, SRF617 inhibited CD39 enzymatic activity in a concentration-dependent fashion in a multiple myeloma cell line expressing CD39 when compared to a control antibody. We have observed similar results in additional studies conducted by us.

SRF617 Effect on CD39 Enzymatic Activity

Further, in a study conducted in November 2017, we observed the immunostimulatory effects of SRF617 in a preclinical model. Specifically, in three donor samples as shown below, SRF617 was observed to enhance the immunostimulatory effects of ATP resulting in increased maturation of dendritic cells when compared to a control antibody. Dendritic cell maturation was determined by measuring levels of CD86, a known marker of dendritic cell maturation, following treatment with SRF617, or a control antibody, and ATP. In the figure below, CD86 expression levels shown for the control and SRF617 treated groups were normalized to pre-treatment levels of CD86. We have observed similar results in additional studies conducted by us.

SRF617 Effect on Dendritic Cell Maturation

Additionally, we have seen preclinical anti-tumor activity with SRF617. The study shown below was conducted by us in August and September 2017, and we observed that SRF617 was associated with inhibited tumor growth, as compared to a control antibody, with all tumors staying below 300mm3 in size in all mice treated with SRF617.

Effect of SRF617 on Tumor Growth

We expect SRF373 to enter clinical development in 2018 and to commence IND-enabling studies for SRF617 in 2018.

Inhibiting the Immunosuppressive Cytokine IL-27 to Activate the Immune System

Overview of SRF388

SRF388 inhibits the immunosuppressive cytokine IL-27. In preclinical studies, treatment with SRF388 was observed to block IL-27 signaling and its downstream immunosuppressive effects. Further, combining SRF388 with a PD-1 inhibitor in preclinical studies increased the production of key inflammatory cytokines. We have developed specialized reagents and assays to understand the complex biology associated with IL-27 and its role in cancer. SRF388 is anticipated to begin IND-enabling studies in 2018. We believe SRF388 has the potential to be the first IL-27 inhibitor to enter clinical development. Under our Collaboration Agreement, Novartis has the right to purchase an option to our SRF388 program.

IL-27 Background

IL-27 is a cytokine secreted by cells that plays an important physiologic role in suppressing the immune system as evidenced by its role in resolving tissue inflammation and its association with maternal-fetal tolerance. Due to its immunosuppressive nature, there is an emerging rationale for inhibiting IL-27 to treat cancer as this approach influences the activity of multiple types of immune cells that are necessary to recognize and attack the tumor. As shown in the diagram below, IL-27 suppresses T cell activation, which we believe will prevent the immune system from recognizing, attacking and killing cancerous cells.

IL-27 Role in Immunosuppression

Our Solution

SRF388 is a fully human IgG1 monoclonal antibody that binds to IL-27 and inhibits its activity. We identified SRF388 using our proprietary suite of research tools, which have allowed us to enhance our deep biological understanding of IL-27 and its receptor. We selected SRF388 for clinical development based on the following key observations in our preclinical studies:

•	Potent reduction of IL-27 driven immune cell suppression;

•	Potential for combination therapy with checkpoint inhibitors; and

•	Strong translational rationale for targeting IL-27 in certain types of cancer.

Our Preclinical Studies

In several preclinical studies conducted by us starting in December 2016, we observed that the treatment of human T cells and monocytes with IL-27 resulted in the induction of an immunosuppressive phenotype, including increased expression of the checkpoint proteins PD-L1 and TIM3. We observed that treatment with SRF388 blocked IL-27 signaling and prevented the induction of this phenotype, as shown in the figure below.

SRF388 Effect on IL-27 Induced Immunosuppressive Phenotype

In several preclinical studies conducted by us starting in May 2017, we observed that blocking IL-27 with SRF388 in cancer patient-derived human peripheral blood mononuclear cells, after T cell receptor activation, increased key inflammatory cytokines, TNFa and IL-6, which are indicative of an activated immune state, as shown in the figure below. Additionally, in December 2016, we conducted several preclinical studies and observed that by combining SRF388 with a PD-1 inhibitor, expression of these inflammatory cytokines was further increased, also shown in the figure below. Based upon our preclinical studies, we believe that blocking both PD-1 and IL-27 in certain clinical settings could help to promote tumor specific immunity.

SRF388 Plus PD-1 Inhibitor Effect on Inflammatory Cytokine Production

We expect to begin IND-enabling studies for SRF388 in 2018.

Other Research Programs

We also have several earlier stage programs that target macrophages and other critical components of the TME, including regulatory T cells and NK cells. We expect that the unique insights generated in any one of our product programs will accelerate the development of the other programs in a synergistic fashion due to the interconnection between the pathways of the TME.

Collaboration Agreement with Novartis

Overview

In January 2016, we entered into a strategic collaboration with Novartis to develop next-generation cancer therapies. The Collaboration Agreement was subsequently amended in May 2016, July 2017 and September 2017. Pursuant to the Collaboration Agreement, we granted Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights, each an Option, for up to four specified targets, each an Option Target, to obtain certain development, manufacturing and commercialization rights. Prior to filing an IND for such Option Target, we are obligated to provide Novartis with a data package with respect to such Option Target, and Novartis may purchase the Option by paying the option purchase fee. If Novartis purchases an Option, following receipt of IND acceptance of a candidate with respect to the applicable Option Target, Novartis will be entitled to exercise the Option for such Option Target. In total, Novartis may exercise up to three purchased Options. Each Option is designated as either a regional option or a global option in accordance with a selection mechanism in the Collaboration Agreement and as further described below. Novartis has the right to exclusively license the development, commercialization and manufacturing rights for up to two targets (inclusive of CD73) worldwide (we refer to these as global targets). In addition, Novartis has the right to exclusively license the development and manufacturing rights and ex-U.S. commercial rights for up to two additional targets, while we have the right to retain the U.S. commercial rights for such two targets (we refer to these as regional targets). We received an upfront payment of $70.0 million from Novartis upon entering into the agreement. Under the Collaboration Agreement, we are entitled to potential option purchase, option exercise and milestone payments upon the achievement of specified development and sales milestones, which could amount to $1.39 billion, as well as tiered royalties on annual net sales by Novartis ranging from high single-digit to mid-teens percentages. Such amount of potential option purchase, option exercise and milestone payments assumes that Novartis purchases, and exercises, all of the Options available to it pursuant to the Collaboration Agreement as well as the successful clinical development of and achievement of all sales milestones for all targets covered by the Collaboration Agreement. For each regional target for which we retain U.S. commercial rights, we will pay Novartis tiered royalties ranging from a high single-digit to a mid-teens percentage on our annual net sales of regional licensed products in the United States. Through December 31, 2017, we had received an aggregate of $35.0 million in option purchase and milestone payments from Novartis. In February 2018, we received an additional milestone payment of $45.0 million from Novartis. In January 2016, we also received a $13.5 million equity investment from Novartis.

Research on Targets

Under the Collaboration Agreement, we are responsible for performing preclinical research through the first IND acceptance on antibodies that bind to CD73 and each Option Target, pursuant to a research plan directed toward each target. We are responsible for all costs and expenses incurred by or on behalf of us in connection with such research.

Development and Commercialization of CD73 Products

Novartis has the sole right to develop and commercialize CD73 antibody candidates and corresponding licensed products worldwide pursuant to a development plan and a commercialization plan, respectively. Novartis is obligated to use commercially reasonable efforts to develop the CD73 antibody candidates and corresponding licensed products, obtain regulatory approval of such products, including within certain defined markets, and to commercialize such products following regulatory approval. Novartis is responsible for all costs and expenses of such development and commercialization and is obligated to provide us with updates on its development and commercialization activities through the joint steering committee, joint development committee and joint commercialization committee.

Option Targets

Prior to filing an IND for an Option Target, Novartis may purchase the Option to obtain certain development, manufacturing and commercialization rights for antibodies that bind to up to four Option Targets. To the extent Novartis does not elect to purchase an Option to an Option Target, the Option for such Option Target will expire and all of Novartis’ rights to such Option Target under the Collaboration Agreement will terminate. In total, Novartis may exercise up to three purchased Options. Each exercised Option will be designated as either a regional option or global option, with each such designation determining the development and commercialization rights between the parties with respect to such Option Target, corresponding antibody candidates and licensed products, as summarized below. We have the ability to designate the first Option as either regional or global and one of the remaining two Options, with Novartis designating the other remaining Option. Following Novartis’ exercise of an Option with respect to an Option Target, we will grant to Novartis licenses that are necessary to effectuate the development, manufacturing or commercialization rights associated with a regional or global option, as described below. In December 2016, Novartis purchased an exclusive option right to antibodies that bind to CD47.

Development and Commercialization of Regional Licensed Products

To the extent an exercised Option is designated as a regional target, we are primarily responsible for the early clinical development of each corresponding regional antibody candidate and regional licensed product at our own cost. Unless we choose to opt out of our development rights, we will collaborate with Novartis on the further clinical development of regional antibody candidates and regional licensed products. Pursuant to a regional development plan for each regional licensed product, we will be responsible for development activities related to obtaining regulatory approval in the United States, with Novartis responsible for development activities related to obtaining regulatory approval elsewhere in the world. The development costs of such later clinical development activities will be shared evenly between the parties. Thereafter, we are responsible for the commercialization of regional licensed products in the United States, and Novartis is responsible for the commercialization of regional licensed products outside of the United States, each pursuant to a commercialization plan. Each party must use commercially reasonable efforts to commercialize such products within their respective territories. We will work with Novartis to agree to a global commercialization strategy with respect to the regional licensed products prior to commercialization.

Development and Commercialization of Global Licensed Products

To the extent an exercised Option is designated as a global target, we are primarily responsible for the early clinical development of each global antibody candidate and global licensed product at our own cost, and Novartis is responsible for later worldwide clinical development of global antibody candidates and global licensed products, pursuant to a development plan for such global licensed product, at its own cost. Novartis is solely responsible for the worldwide commercialization of global licensed products and must use commercially reasonable efforts to commercialize such products, pursuant to a commercialization plan, at its own cost. Novartis agrees to provide us with development and commercialization updates regarding global licensed products through the joint steering committee, joint development committee and joint commercialization committee.

Exclusivity

Neither party may, alone or with any affiliate or third party, (i) research or develop any antibody that specifically binds to an Option Target for a specified period of time outside of the Collaboration Agreement or (ii) develop or commercialize any antibody that specifically binds to CD73 or any Option Target that subsequently becomes a licensed target for a specified period of time outside the Collaboration Agreement.

Financial Terms

In addition to the upfront fee, under the Collaboration Agreement, Novartis is obligated to pay us a fee to the extent it desires to purchase each Option for each Option Target and another fee to exercise such purchased Option, entitling us to an aggregate of up to $92.5 million in option purchase and option exercise payments, of which $5.0 million had been received as of December 31, 2017. We are also eligible to receive payments on a target-by-target basis upon the achievement of specified development and sales milestones and tiered royalties on annual net sales by Novartis of licensed products ranging from high single-digit to mid-teens percentages. We are required to pay Novartis tiered royalties of a high single-digit to mid-teens percentage on our annual net sales of regional licensed products in the United States. The royalty payments are subject to reduction under specified conditions set forth in the Collaboration Agreement. In January 2016, we also received a $13.5 million equity investment from Novartis.

Termination

Unless terminated earlier, the Collaboration Agreement will continue in effect until neither we nor Novartis is researching, developing, manufacturing or commercializing any antibody candidates or licensed products under the Collaboration Agreement. Novartis may terminate the Collaboration Agreement on a target-by-target basis for any reason upon prior notice to us within a specified time period. However, Novartis cannot terminate the Collaboration Agreement with respect to CD73 for a certain period of time following the effective date. Either party may terminate the Collaboration Agreement on a target-by-target basis if an undisputed material breach is not cured within a certain period of time or upon notice of insolvency of the other party. To the extent Novartis terminates for convenience, for our material breach or insolvency, Novartis will grant us, on mutually agreeable financial terms, an exclusive, worldwide, irrevocable, perpetual and royalty-bearing license with respect to intellectual property controlled by Novartis that is reasonably necessary to research, develop, manufacture or commercialize certain products.

Other Collaborations and License Agreements

H2L2 License Agreement

In April 2014, we entered into a license agreement, or the H2L2 License Agreement, with Harbour Antibodies H2L2 BV, or H2L2. Pursuant to the H2L2 License Agreement, H2L2 granted us a worldwide, non-exclusive license under H2L2’s technology to (i) make, use, manufacture, import and export (but not sell) H2L2 mice, which are capable of generating fully human antibodies, for research, development, clinical and manufacturing purposes and (ii) make, use, sell, offer for sale, import and export antibodies discovered or generated using H2L2 technology, and products incorporating such antibodies. Such licenses are sublicensable only to our affiliates or third-party contractors, other than in the case of the license to sell antibody products, which we may license to any third party. Under the H2L2 License Agreement, we are obligated to pay H2L2 a low five-digit dollar amount as an upfront license fee for each antibody program that we initiate using the H2L2 mice. We may be obligated to pay up to an aggregate of $1.04 million in milestone payments to H2L2 for each antibody cell line we develop through Phase 3 clinical trials and regulatory approval. We are required to pay H2L2 a one-time sales performance payment of a low seven-digit dollar amount for each antibody product that is commercialized and achieves worldwide gross sales in excess of a low eight-digit dollar amount. If we enter an agreement with a third party to further research or commercialize an antibody product developed under the H2L2 License Agreement, then we are obligated to pay H2L2 a one-time payment of the lesser of (i) a low double-digit percentage of the upfront fee paid to us by the third party or (ii) a low six-digit dollar amount.

We own all results and inventions that we generate while exercising our rights under the licenses.

Unless earlier terminated, the H2L2 License Agreement will expire in 2019. Either party may terminate the H2L2 License Agreement upon an uncured material breach by the other party. We may also terminate the H2L2 License Agreement at will upon providing prior written notice to H2L2.

Harbour License Agreement

In September 2015, we entered into an exclusive license agreement, or the Harbour License Agreement, with Harbour Antibodies B.V., or Harbour, to receive an exclusive license to Harbour’s materials and patent rights directed to CD47. Pursuant to the Harbour License Agreement, Harbour granted us a worldwide, royalty-bearing exclusive license, with the right to sublicense, to exploit products that incorporate Harbour’s materials or that would infringe Harbour’s patent rights. We are obligated to use commercially reasonable efforts to develop and commercialize such licensed products.

In consideration, we paid Harbour a one-time license upfront payment of $125,000 and are required to pay a nominal annual maintenance fee during the term. We are obligated to pay up to an aggregate of $4.75 million in developmental and commercial milestones on each licensed product. We are also obligated pay Harbour royalties of a low single-digit percentage on the worldwide net sales of any licensed product on a country-by-country basis until the expiration of the royalty term, which is the later of (i) expiration or termination of the last to expire of a valid claim within the patent rights that cover such licensed product in a country or (ii) ten years from the date of first commercial sale of the licensed product within a country.

The Harbour License Agreement will expire on the last to expire royalty term on a licensed product-by-licensed product basis, unless terminated earlier by the parties. We may terminate the agreement for any reason with proper prior notice to Harbour. Harbour may terminate if we fail to pay an amount due after Harbour provides us written notice or upon our uncured material breach, subject to completion of a dispute resolution process and subsequent cure.

Adimab Development and Option Agreement

In July 2014, we entered a development and option agreement, or the Adimab Agreement, with Adimab, LLC, or Adimab, for the discovery and optimization of proprietary antibodies as potential therapeutic product candidates. Under the Adimab Agreement, we will select biological targets against which Adimab will use its proprietary platform technology to research and develop antibody proteins using a mutually agreed upon research plan.

Upon our selection of a target, we and Adimab will initiate a research plan and the discovery term begins. During the discovery term, Adimab will grant us a non-exclusive, non-sublicenseable license under its technology with respect to the target, to research, design and preclinically develop and use antibodies that were modified or derived using Adimab technology, solely to evaluate such antibodies and perform our responsibilities under the research plan. We also will grant to Adimab a non-exclusive, nontransferable license with respect to the target under our technology that covers or relates to such target, solely to perform its responsibilities under the research plan during the discovery period. We are required to pay Adimab at an agreed upon rate for its full-time employees during the discovery period while Adimab performs research on each target under the applicable research plan.

Adimab granted us an exclusive option to obtain a non-exclusive, worldwide, fully paid-up, sublicensable license under Adimab’s platform patents and other Adimab technology solely to research up to ten antibodies, chosen by us against a specific biological target for a specified period of time, or the Research Option. In addition, Adimab granted us an exclusive option to obtain a worldwide, royalty-bearing, sublicensable license under Adimab platform patents and other Adimab technology to exploit, including commercially, up to 20 antibodies against specific biological targets, or the Commercialization Option. Upon the exercise of a Commercialization Option, and payment of the option fee to Adimab, Adimab will assign us the patents that cover the antibodies selected by such Commercialization Option. We will be required to use commercially reasonable efforts to develop, seek market approval of, and commercialize at least one antibody against the target covered by the Commercialization Option in specified markets upon the exercise of a Commercialization Option.

We are obligated to make milestone payments and specified fees upon the exercise of the Research or Commercialization Options. During the discovery term, we may be obligated to pay Adimab up to $250,000 for technical milestones achieved against each biological target. Upon exercise of a Research Option we are obligated to pay a nominal research maintenance fee on each of the next four anniversaries of the exercise. Upon the exercise of each Commercialization Option, we will be required to pay an option exercise fee of a low seven-digit dollar amount, and we may be responsible for milestone payments of up to an aggregate of $13.0 million for each licensed product that receives marketing approval. For any licensed product that is commercialized, we are obligated to pay Adimab tiered royalties of a low to mid single-digit percentage on worldwide net sales of such product. We may also partially exercise a Commercialization Option with respect to ten antibodies against a biological target by paying 65% of the option fee and later either (i) paying the balance and choosing up to 20 antibodies for commercialization or (ii) forgoing the Commercialization Option entirely.

The Adimab Agreement will remain in effect until the later of (a) the earlier of (i) the expiration of the Research and Commercialization Options (if they expire without exercise) and (ii) 12 months from the effective date without us providing materials that pass Adimab’s quality control; or (b) if a Research Option is exercised but the Commercialization Option is not, then upon the expiration of the last to expire research license term; or (c) upon commercialization of a product, until the end of the royalty term, which will vary on a product-by-product and country-by-country basis, ending on the later of (y) the expiration of the last valid claim covering the product in such country as the product is manufactured or sold or (z) ten years after the first commercial sale of the product in such country.

Either party may terminate the Adimab Agreement for material breach if such breach remains uncured for a specified period of time, however, if a Research Option or Commercialization Option has been exercised and the breach only applies to the applicable target of such Research Option or Commercialization Option, then the termination right will only apply to such target. We may also terminate the Adimab Agreement for any reason with prior notice to Adimab. If Adimab is bankrupt, we will be entitled to a complete duplicate of, or complete access to, all rights and licenses granted under or pursuant to the Adimab Agreement.

Manufacturing

We rely on and will continue to rely on our contract manufacturing organizations, or CMOs, for both drug substance and drug product. While we do not plan to develop our own full-scale manufacturing capabilities, we may consider establishing a small, flexible facility for supporting preclinical IND-enabling studies and early clinical studies. Currently, all of our manufacturing is outsourced to well-established third-party manufacturers. We have entered into contracts with CMOs for production of SRF231 drug substance and drug product for our clinical trials and plan to enter into additional contracts with these or other manufacturers for additional supply.

Our outsourced approach to manufacturing relies on CMOs to first develop cell lines and manufacturing processes that are compliant with current Good Manufacturing Practice, or cGMP, then produce material for preclinical and clinical studies. Our agreements with CMOs may obligate them to develop a production cell line, establish master and working cell banks, develop and qualify upstream and downstream processes, develop drug product process, validate (and in some cases develop) suitable analytical methods for test and release as well as stability testing, produce drug substance for preclinical testing, produce cGMP-compliant drug substance, or produce cGMP-compliant drug product. We conduct audits of CMOs prior to initiation of activities under these agreements and monitor operations to ensure compliance with the mutually agreed process descriptions and to cGMP regulations.

Competition

The biotechnology and pharmaceutical industries, and the immuno-oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our discovery programs, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products and the ease of use and effectiveness of any complementary diagnostics and/or companion diagnostics. Our competitors fall primarily into the following groups of treatment:

•	Programs in development targeting CD47 or SIRPa, including those by Alexo Therapeutics, Inc., Arch Oncology, Aurigene, Inc., Blink Biomedical, Inc., Celgene, Inc., Forty Seven, Inc., Novimmune, S.A., OSE Immunotherapeutics S.A., Sorrento, Inc., Synthon Holding B.V. and Trillium Therapeutics, Inc.;

•	Programs in development targeting other components of the TME, including those by Arcus Biosciences, Inc., AstraZeneca PLC, Bristol-Myers Squibb Company, Corvus Pharmaceuticals, Inc., Innate Pharma, S.A. and Palobiofarma SL;

•	Traditional cancer therapies, including chemotherapy; and

•	Approved immunotherapy antibodies such as those targeting CTLA-4 (Yervoy, marketed by Bristol-Myers Squibb Company) and PD-1/PD-L1 (Opdivo, Keytruda and Tecentriq, marketed by Bristol-Myers Squibb Company, Merck & Co. and Genentech, Inc., respectively).

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain U.S. Food and Drug Administration, or the FDA, or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

Our patents and patent applications are directed to our antibodies and accompanying technologies. We seek patent protection for our development programs, product candidates and related alternatives by filing and prosecuting patent applications in the U.S. and other countries as appropriate.

As of March 2, 2018, we co-own U.S. Patent Nos. 9,803,016 and 9,650,441, which cover composition of matter and the treatment of cancer using our therapeutic CD47 antibody, SRF231. These patent rights are expected to expire in 2036, not including any applicable patent term extension. With respect to SRF231, we co-own two pending U.S. non-provisional applications and one pending PCT patent application, and we own one pending provisional patent application, within three patent families that cover compositions of matter and methods of using SRF231 in combination with certain other therapeutic agents. Any patent issuing from these applications would also be expected to expire in 2036 or 2038, not including any applicable patent term adjustment or extension.

As of March 2, 2018, we co-own and have exclusively licensed to Novartis our rights in two U.S. provisional patent applications that cover compositions of matter and methods of use for our CD73 therapeutic antibody candidate, SRF373, and we do not yet own any non-provisional applications or issued patents for this candidate. Any patents issuing from these applications would be expected to expire in 2038, not including any applicable patent term adjustment or extension.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as SRF231 and any other product candidates we develop. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

SRF231 and any other product candidates we develop must be approved by the FDA through either a New Drug Application, or NDA, or Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:

•	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	Approval by an Institutional Review Board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

•	Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	Submission to the FDA of an NDA or BLA;

•	A determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

•	Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;

•	Potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA; and

•	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for SRF231 and any other product candidates we develop will be granted on a timely basis, or at all.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

•	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

•	Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

•	Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that SRF231 and any future product candidates we develop do not undergo unacceptable deterioration over their shelf life.

NDA/BLA and FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2018, the user fee for an application requiring clinical data, such as an NDA or BLA, is $2,421,495. The sponsor of an approved NDA or BLA is also subject to an annual prescription drug program fee, which for fiscal year 2018 is $304,162. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if SRF231 is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-Marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as

“off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall.

Companion Diagnostics and Complementary Diagnostics

We believe that the success of any product candidates we develop will depend, in part, on the development and commercialization of either a companion diagnostic or complementary diagnostic. Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA and, as such, require either clearance or approval prior to commercialization. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval Application, or PMA, approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product. This is also true for a complementary diagnostic, although it is not a prerequisite for receiving the therapeutic.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In addition, transparency laws and patient privacy regulations by federal and state governments and by governments in foreign jurisdictions can apply to the manufacturing, sales, promotion and other activities of pharmaceutical manufactures. The applicable federal, state and foreign healthcare laws and regulations that can affect a pharmaceutical company’s operations include:

•	The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•	The federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, or ACA, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives which could limit the amounts that federal and state governments will pay for healthcare products and services and result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of SRF231 and any future product candidates we develop, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, or USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, as part of the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Union Drug Development

In the European Union, or EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical.

European Union Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union (including Norway but excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

•	The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States, referred to as the Member States Concerned, for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union New Chemical Entity Exclusivity

In the European Union, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union Orphan Designation and Exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of our products, when and if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products and/or biosimilars for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and reimbursement. Obtaining coverage and reimbursement for newly approved drugs is a time-consuming and costly process, and coverage may be more limited than the purposes for which a drug is approved by the FDA or comparable foreign regulatory authorities. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of prescribed products.

An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Employees

As of March 2, 2018, we had 55 full-time employees. Eighteen of our employees have Ph.D. or M.D. degrees and 42 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing our research and development, laboratory and office space, which consists of approximately 32,000 square feet located at 50 Hampshire Street, Cambridge, Massachusetts. Our lease expires on February 19, 2027. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space would be available if needed.

Legal Proceedings

In January 2017, we filed an opposition in the European Patent Office opposing the grant of European Patent No. EP 2242512 to Stanford University. We are one of seven parties opposing the grant of the European patent, which relates generally to CD47 antibodies for use in treating cancer. Stanford has filed a response to the seven oppositions. Oral arguments have been scheduled to commence on August 28, 2018, and the outcome of the opposition proceedings is uncertain. Furthermore, any party can appeal an opposition decision to the Technical Boards of Appeal at the European Patent Office. Accordingly, final resolution of the oppositions may be several years in the future.

From time to time, we may become involved in other litigation or legal proceedings relating to claims arising from the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 2, 2018:

Name	Age	Position(s)
Executive Officers:
J. Jeffrey Goater	42	Chief Executive Officer, President and Secretary and Director
Scott C. Chappel, Ph.D.	67	Chief Technology Officer
Vito J. Palombella, Ph.D.	55	Chief Scientific Officer
Robert W. Ross, M.D.	44	Chief Medical Officer

Executive Directors:
Daniel S. Lynch(2)	59	Chairman and Director

Non-Executive Directors:
David S. Grayzel, M.D.(3)	50	Director
Geoffrey McDonough, M.D.(1)(3)	47	Director
Armen B. Shanafelt, Ph.D.(1)(2)	58	Director
Elliott Sigal, M.D., Ph.D(3)	66	Director
Laurie D. Stelzer(1)(2)	50	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

J. Jeffrey Goater has served as our Chief Executive Officer and a member of our board of directors since February 2018. Mr. Goater has served as our Secretary since February 2017 and previously served as our Chief Business Officer from February 2017 to February 2018. Prior to Surface, Mr. Goater served as the Chief Financial Officer and held other senior business and finance positions at Voyager Therapeutics, Inc. from September 2013 to December 2016. Prior to that, he served as Vice President of Business Development at Synageva BioPharma Corp. (now Alexion Pharmaceuticals, Inc.) from April 2013 to July 2013, and prior to that, he worked as an investment banker at Evercore Partners, Inc. (now Evercore Inc.) from April 2008 to April 2013, most recently as Managing Director. Prior to that, Mr. Goater worked as an equity research analyst at Cowen and Company, LLC, covering the biopharmaceutical sector, from August 2004 to March 2008. He also currently serves on the board of directors of Vaccinex, Inc., a privately held biotechnology company. Mr. Goater received a B.A. in Biology, an M.S. in Pathology, an M.S. in Microbiology and Immunology and an M.B.A., all from the University of Rochester. Our board of directors believes that Mr. Goater’s experience as our Chief Executive Officer, as well as his experience in the life science industry, qualifies him to serve on our board of directors.

Scott C. Chappel, Ph.D. has served as our Chief Technology Officer since June 2014. Prior to Surface, Dr. Chappel served as Chief Scientific Officer at Arteaus Therapeutics, LLC from July 2013 until it was acquired by Eli Lilly and Company in January 2014, Annovation Biopharma, Inc. from July 2013 to January 2014, and OvaScience, Inc. from June 2011 to July 2013. Prior to that, he served as the Chief Scientific Officer at Tokai Pharmaceuticals, Inc. (now Novus Therapeutics, Inc.) from June 2005 to May 2011. Before that, Dr. Chappel held several senior positions at Dyax Corp., Serono (now

EMD Serono, Inc.), Diacrin, Inc. (now GenVec, Inc.), Ares-Serono Inc. (now Serono S.A.) and Integrated Genetics, Inc. (now Laboratory Corporation of America Holdings). Dr. Chappel received a B.S. in Biology from Pennsylvania State University and a Ph.D. in Medicine from University of Maryland, School of Medicine.

Vito J. Palombella, Ph.D. has served as our Chief Scientific Officer since January 2016. Prior to Surface, Dr. Palombella served in a variety of roles at Infinity Pharmaceuticals, Inc. from January 2004 to January 2016, most recently as Chief Scientific Officer. Prior to that, he was Director of Molecular Biology and Protein Chemistry at Syntonix Pharmaceuticals, Inc. (now Biogen, Inc.) from October 2000 to January 2004, Senior Director of Cell and Molecular Biology at Millennium Pharmaceuticals, Inc. (now Takeda Pharmaceutical Co. Ltd.) from December 1999 to October 2000, and also held a number of positions at LeukoSite, Inc. from July 1999 to December 1999, and ProScript, Inc. from September 1994 to July 1999. Dr. Palombella received a B.S. in Microbiology from Rutgers University and an M.S. and Ph.D. in Viral Oncology and Immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University.

Robert W. Ross, M.D. has served as our Chief Medical Officer since October 2016. Prior to Surface, Dr. Ross served as Head of Oncology at bluebird bio, Inc. from October 2015 to October 2016, Senior Vice President of Clinical Development and Pharmacovigilance, from January 2015 to October 2016, and Vice President of Clinical Development, from October 2012 to January 2015. Prior to that, he worked at Infinity Pharmaceuticals, Inc. from October 2007 to October 2012. Dr. Ross was a Fellow in Medical Oncology and a faculty member at the Dana Farber Cancer Center from July 2003 to August 2007, and then maintained a clinical practice at Dana Farber Cancer from August 2007 to October 2015. Dr. Ross received a B.S. in Biological Sciences and a B.A. in Philosophy from Stanford University, an M.S. in Medical Science as part of the Clinical Investigator Training Program from Harvard Medical School and an M.D. from Columbia University College of Physicians and Surgeons. He completed his residency training in Internal Medicine at the University of California, San Francisco.

Executive Directors

Daniel S. Lynch has served as the Chairman of our board of directors since December 2016 and has served in a senior management role since November 2016. Mr. Lynch also served as our Interim Chief Executive Officer from September 2017 to January 2018. Since October 2007, Mr. Lynch has advised and served as executive chairman or member of the board of directors for a number of biopharmaceutical companies, which include Stromedix, Inc., until its acquisition by Biogen Idec (now Biogen, Inc.) in February 2012, Ivrea Pharmaceuticals, Inc., Avila Therapeutics, Inc., until its acquisition by Celgene Corporation in February 2012, Edimer Pharmaceuticals, Inc., Ember Therapeutics, Inc. and US Oncology, Inc., until its acquisition by McKesson Corporation in December 2010. He currently serves on the board of directors of BIND Biosciences, Inc. (now DNIB Unwind, Inc.), eGenesis, Inc., Proclara Biosciences, Inc., Translate Bio, Inc. (fka RaNA Therapeutics, Inc.), Blueprint Medicines Corporation, bluebird bio, Inc., Nimbus Discovery, Inc., SpringWorks Therapeutics, LLC and Eleven Biotherapeutics, Inc. Mr. Lynch joined Third Rock Ventures, LLC as an entrepreneur-in-residence in May 2011, and became a Venture Partner in June 2013. Previously, Mr. Lynch served as Chief Executive Officer and Chief Financial Officer of ImClone Systems Corporation from April 2001 to November 2005. Earlier in his career, he served in various financial positions at Bristol-Myers Squibb Company over a 15-year tenure, most recently serving as Vice President of Finance, U.S. Pharmaceuticals, Worldwide Medicines Group. Mr. Lynch received a B.A. in Mathematics from Wesleyan University and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia. Our board of directors believes that Mr. Lynch’s experience as the Chief Executive Officer and Chief Financial Officer of a public pharmaceutical company and as executive chairman and director for many other life science companies, qualify him to serve on our board of directors.

Non-Executive Directors

David S. Grayzel, M.D. is our co-founder and has served as a member of our board of directors since April 2014. Dr. Grayzel has also served as our Chief Executive Officer from April 2014 to May 2015, and Chairman of our board of directors from April 2014 to January 2017. Dr. Grayzel has been a Partner at Atlas Venture Inc. since April 2014. Since joining Atlas Venture Inc. as a Managing Director in June 2010, Dr. Grayzel co-founded and served as Chief Executive Officer of Arteaus Therapeutics, LLC from June 2011 until it was acquired by Eli Lilly and Company in January 2014, and served as co-founder and Chief Executive Officer of Annovation Biopharma, Inc. from May 2011 until it was acquired by The Medicines Company in February 2015. He is a co-founder and member of the board of directors of Cadent Therapeutics, Inc. (now Luc Therapeutics, Inc.), a founding board member of Delinia, Inc. from September 2015 until it was acquired by Celgene Corporation in January 2017, and a co-founder and board observer of Quartet Medicine, Inc. since December 2013. Prior to that, he was Vice President of Clinical Development and Medical Affairs at Infinity Pharmaceuticals, Inc. from August 2002 to June 2010. Dr. Grayzel serves on the board of Acera School, Inc. (The Massachusetts School for Science, Creativity, and Leadership). Dr. Grayzel also serves as an advisor to Memorial Sloan Kettering Cancer Center’s Technology Development Fund and a scientific advisory board member of the Tri-Institutional Therapeutics Discovery Institute. Dr. Grayzel received a B.A. in Psychology from Stanford University and an M.D. from Harvard Medical School, and completed his internship and residency training in Internal Medicine at Massachusetts General Hospital. Our board of directors believes that Dr. Grayzel’s experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualify him to serve on our board of directors.

Geoffrey McDonough, M.D. has served as a member of our board of directors since February 2018. Dr. McDonough currently serves as the President and Chief Executive Officer of Generation Bio Co., where he joined in October 2017. He formerly served as President and Chief Executive Officer of Swedish Orphan Biovitrum AB (Sobi) from August 2011 to June 2017. Prior to Sobi, he held a variety of senior roles at Genzyme Corporation, including President of Genzyme Europe and Senior Vice President and general manager of the global lysosomal storage disease business. Dr. McDonough has a B.S. in Biology and a B.A. in Philosophy from University of North Carolina at Chapel Hill. He obtained his M.D. at Harvard Medical School and completed his residency training in internal medicine and pediatrics at Massachusetts General Hospital and Boston Children’s Hospital. Our board of directors believes that Dr. McDonough’s experience as a biotechnology Chief Executive Officer and several years of experience in the biotechnology industry qualify him to serve on our board of directors.

Armen B. Shanafelt, Ph.D. has served as a member of our board of directors since November 2015. He has been investing in leading biotech companies since April 2009 as a member of Lilly Ventures Fund I, LLC. Prior to that, Dr. Shanafelt served as the Chief Scientific Officer of Biotherapeutics Lead Generation at Eli Lilly and Company from January 2002 to April 2009. Prior to joining Eli Lilly, he was a Research Fellow and Director of Drug Monitoring Research at Roche Diagnostics Corporation, a global diagnostics company, from 2000 to 2002 and held several leadership positions in the Biotechnology Division at Bayer Corporation, a multinational chemical and healthcare corporation from 1993 to 2000. Dr. Shanafelt currently serves on the boards of directors of three publicly traded biopharmaceutical companies, Aeglea BioTherapeutics, Inc., Aileron Therapeutics, Inc. and Protagonist Therapeutics, Inc., and two private biotechnology companies, Sutro Biopharma, Inc. and Symic Bio, LLC. Dr. Shanafelt received a B.S. in Chemistry and Physics from Pacific Lutheran University and a Ph.D. in Chemistry from the University of California, Berkeley. Our board of directors believes that Dr. Shanafelt’s significant background in pharmaceutical research and development and his experience in life sciences investing qualify him to serve on our board of directors.

Elliott Sigal, M.D., Ph.D. has served as a member of our board of directors since February 2018. Dr. Sigal is a former Executive Vice President and member of the Board of Directors of Bristol-Myers

Squibb, or BMS. He joined BMS in 1997 as head of Applied Genomics, went on to head Discovery Research followed by clinical development and ultimately served as Chief Scientific Officer and President of R&D from 2004 until 2013. Dr. Sigal serves as a board member for Adaptimmune Therapeutics plc, Spark Therapeutics and the Melanoma Research Alliance. He also serves as a senior advisor to the healthcare team of New Enterprise Associates and consults for several biotechnology companies. Dr. Sigal holds an M.D. from the University of Chicago and trained in Internal Medicine and Pulmonary Medicine at the University of California, San Francisco, where he was on faculty from 1988 to 1992. He also holds a B.S., M.S, and Ph.D. in Engineering from Purdue University. Our board of directors believes Dr. Sigal’s qualifications to serve as a member of our board include his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

Laurie D. Stelzer has served as a member of our board of directors since January 2018. She serves as Senior Vice President, Chief Financial Officer at Halozyme Therapeutics, Inc., which she joined in June 2015. Prior to joining Halozyme, Ms. Stelzer served from April 2014 to January 2015 as the Senior Vice President of Finance supporting R&D, Technical Operations and M&A at Shire, Inc. Prior to that, she was the Division Chief Financial Officer for the Regenerative Medicine Division and the Head of Investor Relations at Shire from March 2012 to April 2014. Prior to Shire, Ms. Stelzer held positions of increasing responsibility for 15 years at Amgen, Inc., including Interim Treasurer, Head of Emerging Markets Expansion, Executive Director of Global Commercial Finance and Head of Global Accounting. Early in her career, she held various finance and accounting positions in the real estate and banking industries. Ms. Stelzer received her M.B.A. from the Anderson School at the University of California, Los Angeles, and a B.S. in Accounting from Arizona State University. Our board of directors believes Ms. Stelzer’s qualifications to serve as a member of our board include her extensive experience in the pharmaceutical industry and her years of experience in her leadership roles as an executive officer.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board Of Directors

Our board of directors consists of seven members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors.

Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Our board of directors has determined that Drs. McDonough, Shanafelt and Sigal and Ms. Stelzer are independent directors, including for purposes of the Nasdaq Stock Market, or Nasdaq, and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of our directors, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC.

Under the rules of Nasdaq, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. We intend to rely on the phase-in rules of Nasdaq with respect to the independence of the audit, compensation, and nominating and corporate governance committees. In accordance with these phase-in provisions, our audit, compensation, and nominating and corporate governance committees will have at least one independent member by the effective date of the registration statement of which this prospectus is a part, at least two independent members within 90 days of the effective date of the registration statement of which this prospectus is a part and all members will be independent within one year of the effective date of the registration statement of which this prospectus is a part.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2020 for Class II directors and 2021 for Class III directors.

•	Our Class I directors will be J. Jeffrey Goater and David S. Grayzel, M.D.;

•	Our Class II directors will be Daniel S. Lynch and Armen B. Shanafelt, Ph.D.; and

•	Our Class III directors will be Geoffrey McDonough, M.D., Elliott Sigal, M.D., Ph.D. and Laurie D. Stelzer.

Our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of the offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

Our board of directors is currently chaired by Mr. Lynch. Our corporate governance guidelines provide that, if the Chairman of the board of directors is a member of management or does not otherwise qualify as independent, the independent directors of the board may or may not elect a lead independent director. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future, as it deems appropriate.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board Of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective immediately prior to the completion of this offering. Upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and the SEC rules and regulations.

Audit Committee

Laurie D. Stelzer, Geoffrey McDonough, M.D. and Armen B. Shanafelt, Ph.D. will serve on the audit committee, which will be chaired by Ms. Stelzer. Our board of directors has determined that each of Ms. Stelzer and Drs. McDonough and Shanafelt are “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Stelzer as an “audit committee financial expert” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

Daniel S. Lynch, Armen B. Shanafelt, Ph.D. and Laurie D. Stelzer will serve on the compensation committee, which will be chaired by Mr. Lynch. Our board of directors has determined that Dr. Shanafelt and Ms. Stelzer are “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and making recommendations to our board of directors about our policies and procedures for the grant of equity-based awards;

•	evaluating and making recommendations to the board of directors about director compensation;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Under the applicable Nasdaq rules, a company listing in conjunction with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Nasdaq Rules §5605(d) and (e) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Nominating And Corporate Governance Committee

Geoffrey McDonough, M.D., David S. Grayzel, M.D. and Elliott Sigal, M.D., Ph.D. will serve on the nominating and corporate governance committee, which will be chaired by Dr. McDonough. Our board of directors has determined that Drs. McDonough and Sigal are “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Under the applicable Nasdaq rules, a company listing in conjunction with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Nasdaq Rules §5605(d) and (e) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.surfaceoncology.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of Dr. Biniszkiewicz, our former President and Chief Executive Officer, and our other executive officers identified in the 2017 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2017 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the year ended December 31, 2017.

Name	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Detlev Biniszkiewicz, Ph.D.(3)	2017	386,364	112,800	(3)	84,930	1,164	585,258
Former President and Chief Executive Officer
Daniel S. Lynch(4)	2017	149,519	35,700	(5)	—	—	185,219
Interim Chief Executive Officer and Director
J. Jeffrey Goater(6)	2017	315,898	199,800	(7)	893,807	1,200	1,410,705
Chief Executive Officer and Director
Vito J. Palombella, Ph.D.	2017	359,345	102,800	(5)	203,832	2,565	668,542
Chief Scientific Officer

(1)	This column reflects the full grant-date fair value of stock option awards granted during the year as measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or exercise of the applicable awards. See Note 11 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.
(2)	The amounts represent commuter benefits, life insurance and long-term disability premiums paid by us.
(3)	Dr. Biniszkiewicz’s employment as our Chief Executive Officer ended in September 2017. He resigned from our board of directors on February 4, 2018. Dr. Biniszkiewicz’s bonus for 2017 was paid during 2017.
(4)	Mr. Lynch became our Chairman of our board of directors on November 23, 2016 and in connection therewith, entered into an employment agreement with us as of such date.

Mr. Lynch also served as our Interim Chief Executive Officer from September 2017 to January 2018. Mr. Lynch’s employment agreement provides for monthly compensation for his service at a rate of $12,500 per month. The amount of the fees he received for service as a director on our board for the year ended December 31, 2017 is as indicated above. See “Executive Compensation—Executive Agreements” for further information regarding Mr. Lynch’s employment arrangements.
(5)	The amount reported represents a discretionary bonus earned for the year ended December 31, 2017, for which payment was made in January 2018.
(6)	Mr. Goater became our Chief Business Officer and Secretary in February 2017. Mr. Goater became our Chief Executive Officer and a member of our board of directors in February 2018. His annualized base salary for 2017 was $350,000.
(7)	The amount reported represents (i) a $100,000 sign-on bonus payable pursuant to the terms of Mr. Goater’s offer letter and (ii) a discretionary bonus of $99,800 earned for the year ended December 31, 2017 paid in January 2018.

Executive Agreements

We have entered into executive compensation arrangements, including a separation agreement, offer letters and an employment agreement, with each of our named executive officers. Except as noted below, these employment arrangements provide for “at will” employment.

Separation Agreement with Dr. Biniszkiewicz

We entered into a separation agreement with Dr. Biniszkiewicz, dated September 27, 2017, or the Separation Agreement, pursuant to which we agreed to provide certain termination-related payments and benefits to Dr. Biniszkiewicz in connection with his resignation as President and Chief Executive Officer, effective September 15, 2017. Dr. Biniszkiewicz will continue to serve as a member of our board of directors following the termination of his employment relationship. In addition to the payment of accrued salary and benefits, Dr. Biniszkiewicz is entitled to receive the following: (i) base salary continuation for nine months following the date of his termination in an amount equal to $282,000; (ii) if elected, continued benefits coverage pursuant to COBRA (of the employer’s portion of the premium cost) for up to nine months; (iii) accelerated vesting of his outstanding restricted stock award for an additional six months beyond the date of termination; and (iv) an annual cash incentive bonus with respect to 2017, pro-rated based on the number of days employed during the 2017 fiscal year, amounting to $112,800.

The Separation Agreement also provides for the modification of certain of Dr. Biniszkiewicz’s outstanding equity awards. With respect to his restricted stock award, he is entitled to full accelerated vesting of the remainder of the shares subject to the restricted stock award, after giving effect to six months’ accelerated vesting offered as a separate severance benefit. For his stock option granted December 4, 2015, this award was restructured such that (i) 387,681 shares were deemed vested as of the date of termination; (ii) 102,900 shares were subjected to a revised vesting schedule with monthly vesting over a three-year period, subject to his continued service as a director, commencing as of the date of termination; and (iii) the remaining 51,911 shares were automatically forfeited and cancelled as of September 15, 2017. Finally, with respect to stock options granted to Dr. Biniszkiewicz in 2016 and 2017, such awards were automatically forfeited and cancelled in full.

In consideration of the payments and benefits received under the Separation Agreement, the terms and conditions of Dr. Biniszkiewicz’s non-competition, non-solicitation, confidentiality and assignment agreement will continue to remain in full force, including certain non-competition and non-solicitation provisions that will apply for 12 months following Dr. Biniszkiewicz’s termination of employment. Dr. Biniszkiewicz provided us with a release, in favor of us, of any and all claims relating to his employment with us.

Employment Agreements with Our Named Executive Officers

We plan to enter into new employment agreements with each of our named executive officers and executive officers prior to the completion of this offering.

Employment Agreement with Daniel S. Lynch

On November 23, 2016, we entered into an employment agreement with Mr. Lynch, pursuant to which Mr. Lynch agreed to serve in a senior management role. From September 2017 to February 2018, Mr. Lynch also served as our Interim Chief Executive Officer. Mr. Lynch’s current base salary is $156,000, and he is eligible to earn an annual cash incentive bonus with a target amount equal to 25% of his base salary. Mr. Lynch is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Mr. Lynch’s employment agreement provides that, in the event his employment is terminated by us without “cause” or he resigns for “good reason” (as each such term is defined in his employment agreement), subject to the execution and effectiveness of a general release of claims against the Company, he will be entitled to receive an amount equal to 12 months of base salary, and any then-outstanding equity awards will continue to vest for an additional 12 months. In the event of a “Deemed Liquidation Event” (as defined in Mr. Lynch’s employment agreement), the unvested portion of any of Mr. Lynch’s outstanding equity awards will accelerate and vest in full upon such Deemed Liquidation Event.

In addition, Mr. Lynch’s employment agreement contains certain restrictive covenants, including non-competition and non-solicitation provisions that apply during the term of Mr. Lynch’s employment and for 12 months thereafter.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2017. All equity awards set forth in the table below, unless otherwise noted, were granted under our 2014 Stock Option and Grant Plan, or the 2014 Plan.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Detlev Biniszkiewicz, Ph.D.(1)	8,574	(4)	94,326	0.16	12/4/2025
Daniel S. Lynch(2)	201,328	(5)	542,040	1.88	12/9/2026
J. Jeffrey Goater(3)	— — —	(6) (7) (8)	669,031 99,116 25,000	1.88 1.88 2.46	3/2/2027 3/2/2027 6/27/2027
Vito J. Palombella, Ph.D.	284,851 12,500	(9) (8)	309,622 107,500	1.81 2.46	3/3/2026 6/27/2027

(1)	Dr. Biniszkiewicz’s employment as our Chief Executive Officer ended in September 2017. He resigned from our board of directors on February 4, 2018.
(2)	Mr. Lynch became our Chairman of our board of directors on November 23, 2016 and, in connection therewith, entered into an employment agreement with the Company as of such date. Mr. Lynch also served as our Interim Chief Executive officer from September 2017 to January 2018.
(3)	Mr. Goater became our Chief Business Officer and Secretary in February 2017. Mr. Goater became our Chief Executive Officer and a member of our board of directors in February 2018.

(4)	The shares underlying this grant were originally scheduled to vest in 48 equal monthly installments starting on January 4, 2016. Pursuant to the terms of Dr. Biniszkiewicz’s Separation Agreement, this stock option was restructured such that 387,681 shares were deemed vested as of the date of termination and the remaining 102,900 shares were subjected to a revised vesting schedule with monthly vesting over a three-year period commencing as of the date of his termination as our Chief Executive Officer, which was September 27, 2017.
(5)	The shares underlying this grant vest in 48 monthly installments starting on November 23, 3016.
(6)	The shares underlying this grant vest 25% on the first anniversary of February 6, 2017, with the remainder of the shares vesting in equal monthly installments over the following 36 months thereafter.
(7)	The shares underlying this grant are subject to vesting upon the closing of this offering, over 48 monthly installments.
(8)	The shares underlying this grant vest in 48 equal monthly installments from July 1, 2017.
(9)	The shares underlying this grant vest 25% on the first anniversary of January 22, 2016, with the remainder of the shares vesting in equal monthly installments over the following 36 months thereafter.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2018 Stock Option and Incentive Plan

Our 2018 Stock Option and Incentive Plan, or our 2018 Plan, was adopted by our board of directors on                 , 2018, and approved by our stockholders on                 , 2018 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the U.S. Securities and Exchange Commission, or the SEC. Our 2018 Plan will replace our 2014 Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2018 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved                  shares of our common stock, or the Initial Limit, for the issuance of awards under our 2018 Plan, plus the shares of common stock remaining available for issuance under our 2014 Plan. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our 2018 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2019 and each January 1 thereafter by              of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the compensation committee, or the Annual Increase.

The shares we issue under our 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2018 Plan and our 2014 Plan will be added back to the shares of common stock available for issuance under our 2018 Plan.

Stock options and stock appreciation rights with respect to no more than                  shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed                  shares, cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of the Annual Increase, or                  shares. The grant date fair value of all awards made under our 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $        .

Our 2018 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2018 Plan. Persons eligible to participate in our 2018 Plan will be those full or part-time officers, employees, non-employee directors, and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

Our 2018 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under our 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee may determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under our 2018 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant performance-based awards of restricted stock, restricted stock units, performance share awards or cash-based awards under our 2018 Plan. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, development, clinical, regulatory or commercial milestones, acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Our 2018 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2018 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2018 Plan. To the extent that awards granted under our 2018 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under our 2018 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of our 2018 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue our 2018 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2018 Plan require the approval of our stockholders.

No awards may be granted under our 2018 Plan after the date that is ten years from the effective date of our 2018 Plan. No awards under our 2018 Plan have been made prior to the date hereof.

2014 Stock Option and Grant Plan

Our 2014 Plan was approved by our board of directors and our stockholders on November 5, 2014 and was most recently amended in March 2018. Under our 2014 Plan, we have reserved for issuance an aggregate of 11,197,646 shares of our common stock, which number is subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split or other similar change in our capital stock.

The shares we issue under our 2014 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under our 2014 Plan are currently added to the shares of common stock available for issuance under our 2014 Plan. Following this offering, such shares will be added to the shares available under our 2018 Plan.

Our board of directors has acted as administrator of our 2014 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of our 2014 Plan. Persons eligible to participate in our 2014 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Our 2014 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2014 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted stock.

Our 2014 Plan provides that upon the occurrence of a “sale event,” as defined in our 2014 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2014 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

No awards may be granted under our 2014 Plan after the date that is ten years from the date our 2014 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under our 2014 Plan following the completion of this offering.

2018 Employee Stock Purchase Plan

In                  2018, our board of directors adopted and our stockholders approved our 2018 Employee Stock Purchase Plan, or the ESPP. Our ESPP initially reserves and authorizes the issuance of up to a total of                  shares of common stock to participating employees. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2019 and ending on January 1,                 , by the lesser of

(i)                  shares of common stock, (ii)     % of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of our ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours a week are eligible to participate in our ESPP. Any employee who owns          or more of the voting power or value of our shares of common stock is not eligible to purchase shares under our ESPP.

We will make one or more offerings each year to our employees to purchase shares under our ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in our ESPP may purchase shares by authorizing payroll deductions of up to 10% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than                  shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under our ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Our ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under our ESPP and certain other amendments require the approval of our stockholders.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. We match 50% of employees’ contributions to the 401(k) Plan up to 6% of compensation.

Limitations on Liability and Indemnification Matters

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a member of our board of directors during the year ended December 31, 2017. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2017. We reimburse non-employee members of our board of directors for reasonable travel expenses. Dr. Biniszkiewicz, our former President and Chief Executive Officer, did not receive any compensation for his service as a member of our board of directors in 2017. Mr. Lynch, our former Interim Chief Executive Officer, also did not receive any compensation for his service as a member of our board of directors in 2017. All compensation paid to Dr. Biniszkiewicz and Mr. Lynch for service as employees for fiscal year 2017 is presented above in the “2017 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Robert J. Garland, M.D.(2)	—	—	—
David S. Grayzel, M.D.	—	—	—
Armen B. Shanafelt, Ph.D.	—	—	—
Robert M. Weisskoff, Ph.D.(3)	—	—	—

(1)	This column reflects the full grant-date fair value of stock option awards granted during the year as measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or exercise of the applicable awards. See Note 11 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.
(2)	Dr. Garland resigned from our board of directors on November 7, 2017.
(3)	Dr. Weisskoff resigned from our board of directors on October 13, 2017.

We intend to adopt a formal director compensation policy for all of our non-employee directors prior to the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since April 29, 2014 (date of inception), there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Collaboration With Novartis

In January 2016, we entered into a strategic collaboration agreement, or the Collaboration Agreement, with Novartis Institutes for Biomedical Research, Inc., or Novartis, to develop next-generation cancer therapies. The Collaboration Agreement was subsequently amended in May 2016, July 2017 and September 2017. Pursuant to the Collaboration Agreement, we granted Novartis an exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights to up to four specified targets to obtain certain development, manufacturing and commercialization rights. Novartis may exercise up to three purchased options. We received an upfront payment of $70.0 million from Novartis upon entering into the agreement. Under the Collaboration Agreement, we are entitled to potential option purchase, option exercise and milestone payments upon the achievement of specified development and sales milestones, which could amount to $1.39 billion, as well as tiered royalties on annual net sales by Novartis on licensed products ranging from high single-digit to mid-teens percentages. In addition, we are required to pay Novartis tiered royalties on annual net sales by us of licensed products in the United States ranging from high single-digit to mid-teens percentages. Through December 31, 2017, we had received an aggregate of $35.0 million in option purchase and milestone payments from Novartis. In February 2018, we received an additional milestone payment of $45.0 million from Novartis. See “Business—Strategic Collaboration with Novartis” for further information regarding the Collaboration Agreement. In January 2016, we also received a $13.5 million equity investment from Novartis.

Participation Agreement

In connection with entering into the Collaboration Agreement, we entered into a participation agreement, or the Participation Agreement, with Novartis. The Participation Agreement gives us the right, in our sole discretion, to require Novartis to participate in any (i) private placement of our preferred or common stock or (ii) our initial public offering, up to an aggregate of $11.5 million, subject to certain conditions. The rights granted under the Participation Agreement will terminate upon the completion of this offering, if not exercised by us.

Sublease with CoStim (a Subsidiary of Novartis)

In November 2014, we entered into a sublease with CoStim Pharmaceuticals, Inc., or CoStim, a subsidiary of Novartis, to provide for the lease of 6,815 square feet of office and laboratory space in a building in Cambridge, Massachusetts. Pursuant to this sublease, we are to pay CoStim an aggregate of $1.5 million of base rent, payable in monthly installments of approximately $30,000, in addition to assuming all of CoStim’s additional rent obligations under its prime lease. Effective as of April 1, 2017, we entered into a sublease of the space to VL42, Inc. For the years ended December 31, 2014, 2015, 2016 and 2017, we paid CoStim an aggregate of $0, $0.6 million, $0.6 million and $0.6 million, respectively. The term of the sublease will terminate on March 31, 2018.

Preferred Stock Financing

In November 2014, December 2015 and January 2016, we issued and sold an aggregate of 35,100,000 shares of our Series A preferred stock at a price of $1.00 per share. In January 2016, we issued and sold 2,000,000 shares of our Series A-1 preferred stock at a price of $6.75 per share. The following table sets forth the number of shares of our Series A and Series A-1 preferred stock purchased by our directors, executive officers and five percent stockholders and their affiliates and the aggregate purchase price paid for such shares.

Name	Shares of Series A Preferred Stock Purchased	Aggregate Purchase Price	Shares of Series A-1 Preferred Stock Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	7,000,000	$7,000,000	—	—
F-Prime Capital Partners Healthcare Fund IV LP(2)	7,000,000	$7,000,000	—	—
Lilly Ventures Fund I, LLC(3)	7,000,000	$7,000,000	—	—
Affiliates of New Enterprise Associates(4)	7,000,000	$7,000,000	—	—
Novartis Institutes for Biomedical Research, Inc.(5)	5,000,000	$5,000,000	2,000,000	$13,500,000

(1)	David S. Grayzel, M.D., a member of our board of directors, is a partner at Atlas Venture, an entity affiliated with Atlas Venture Fund IX, L.P.
(2)	Formerly Beacon Bioventures Fund IV Limited Partnership. Robert M. Weisskoff, Ph.D., formerly a member of our board of directors and now a board observer, is a partner at F-Prime Capital, an entity affiliated with F-Prime Capital Partners Healthcare Fund IV LP. Dr. Weisskoff resigned from our board of directors on October 13, 2017.
(3)	Armen B. Shanafelt, Ph.D., a member of our board of directors, is a general partner with Lilly Ventures, an entity affiliated with Lilly Ventures Fund I, LLC.
(4)	Consists of 6,995,000 shares purchased by New Enterprise Associates 14, L.P. and 5,000 shares purchased by NEA Ventures 2014, L.P. Robert J. Garland, M.D. was a member of our board of directors and is a venture partner at New Enterprise Associates, an entity affiliated with New Enterprise Associates 14, L.P. and NEA Ventures 2014, L.P. Dr. Garland resigned from our board of directors on November 7, 2017. Dr. Garland does not have any voting or dispositive power over any of the shares directly held by NEA 14 or Ven 2014.
(5)	Novartis Institutes for BioMedical Research, Inc. is an owner of more than five percent of common stock, issuable on the conversion of shares of Series A preferred stock and shares of Series A-1 preferred stock.

Investors’ Rights Agreement

In connection with the Series A preferred stock financing, on November 6, 2014, we entered into the Investors’ Rights Agreement with the holders of our Series A preferred stock. We amended the Investors Rights Agreement in connection with the Series A-1 preferred stock financing on January 9, 2016. This agreement provides these holders with certain rights relating to the registration of their shares under the Securities Exchange Act of 1933, as amended. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

The agreement also establishes certain “information and observer” rights and rights of first offer, and sets forth certain covenants relating to insurance, employee agreements, employee stock, indemnification and related matters. On the completion of this offering the registration rights and certain indemnification provisions will continue, and all other provisions relating to these rights and covenants will terminate.

Agreement with Vaccinex, Inc.

On November 30, 2017, we entered into an Antibody Selection Research Collaboration and License Option Agreement, or the Research Agreement, with Vaccinex, Inc., or Vaccinex. Pursuant to the Research Agreement, among other things, Vaccinex will use its technology to assist us in identifying and selecting experimental human monoclonal antibodies against targets selected by us. J. Jeffrey Goater, our Chief Executive Officer, serves on the board of directors of Vaccinex. During the year ended December 31, 2017, we paid Vaccinex an aggregate of $250,000 pursuant to the terms of the Research Agreement, which consisted of a technology access fee payable upon entering into the Research Agreement.

Executive Officer and Director Compensation

See the section titled “Executive Compensation” for information regarding compensation of our executive officers and directors.

Employment Agreements

We plan to enter into new employment agreements with our executive officers. For more information regarding our agreements with our named executive officers for the fiscal year ended December 31, 2017, see the section titled “Executive Compensation—Narrative to Summary Compensation Table—Employment Arrangements With Our Named Executive Officers.”

See the section titled “Executive Compensation—Separation Agreement with Dr. Biniszkiewicz.”

Indemnification Agreements

We intend to enter agreements to indemnify our directors and certain executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies For Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we intend to adopt a formal written policy that our executive officers, directors, holders of more than five percent of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, holders of more than 5% of any class of our voting securities, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of March 2, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 43,176,067 shares of common stock deemed to be outstanding as of March 2, 2018, assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering, and the percentage of beneficial ownership at this offering in the table below is based on              shares of common stock assumed to be outstanding after the completion of the offering and the concurrent private placement. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares. Options to purchase shares of common stock that are exercisable within 60 days of March 2, 2018 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering and Concurrent Private Placement	After Offering and Concurrent Private Placement
5% Stockholders:
Atlas Venture Fund IX, L.P.(2)	10,000,000	23%
Entities affiliated with F-Prime Capital Partners(3)	4,155,773	10%
Lilly Ventures Fund I, LLC(4)	7,000,000	16%
Novartis Institutes for Biomedical Research, Inc.(5)	7,000,000	16%
New Enterprises Associates 14, L.P.(6)	7,000,000	16%

Named Executive Officers and Directors:
J. Jeffrey Goater(7)	256,591	*
Daniel S. Lynch(8)	273,692	*
Scott C. Chappel, Ph.D.(9)	561,961	1%
Vito J. Palombella, Ph.D.(10)	364,516	*
Elliott Sigal, M.D., Ph.D.(11)	357,138	*
Laurie D. Stelzer(12)	10,708	*
Geoffrey McDonough, M.D.(13)	7,138	*
David S. Grayzel, M.D.(2)	10,000,000	*
Armen B. Shanafelt, Ph.D.(4)	7,000,000	*
All executive officers and directors as a group (10 persons)(14)	19,056,349	43%

*	Represents beneficial ownership of less than one percent.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Surface Oncology, Inc., 50 Hampshire Street Cambridge, MA 02139.
(2)	Consists of: (i) 7,000,000 shares of common stock issuable upon conversion of shares of Series A preferred stock; and (ii) 3,000,000 shares of common stock. All shares are held directly by Atlas Venture Fund IX, L.P., or Atlas Venture Fund IX. Atlas Venture Associates IX, L.P., or AVA IX LP, is the general partner of Atlas Venture Fund IX, and Atlas Venture Associates IX, LLC, or AVA IX LLC, is the general partner of AVA IX LP. Peter Barrett, Bruce Booth, Jean-Francois Formela, Jeff Fagnan and Ryan Moore are the members of AVA IX LLC and collectively make investment decisions on behalf of Atlas Venture Fund IX. David Grayzel, M.D. owns an interest in AVA IX LP and is also a member of our board of directors. Dr. Grayzel disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein, if any. The address for Atlas Venture Fund IX is 25 First Street, Suite 303, Cambridge, MA 02141.
(3)	Consists of: (i) 1,689,354 shares of common stock issuable upon conversion of shares of Series A preferred stock held directly by F-Prime Capital Partners Healthcare Fund IV LP, (ii) 39,830 shares of common stock issuable upon conversion of shares of Series A preferred stock held by F-Prime Capital Partners Healthcare Advisors Fund IV LP, (iii) 1,244,158 shares of common stock issuable upon conversion of shares of Series A preferred stock held by an entity managed by Impresa Management LLC, and (iv) 1,182,431 shares of common stock issuable upon conversion of shares of Series A preferred stock held by an entity managed by Impresa Management LLC. The general partner of F-Prime Capital Partners Healthcare Fund IV LP is F-Prime Capital Partners Healthcare Advisors Fund IV LP. F-Prime Capital Partners Healthcare Advisors Fund IV LP is solely managed by Impresa Management LLC, the managing member of its general partner and investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. The general partner of Impresa Fund III Limited Partnership is Impresa Management LLC. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210.
(4)	Consists of 7,000,000 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Lilly Ventures Fund I LLC, or LVFI. LV Management Group, LLC, or LVMG, is the management company for LVFI and as such may be deemed to indirectly beneficially own the shares held by LVFI. LVMG’s voting and dispositive decisions with respect to the shares held by LVFI are made by LVMG’s management committee, which consists of S. Edward Torres, Dr. Steven E. Hall and Dr. Armen B. Shanafelt. Dr. Armen B. Shanafelt is a member of our board of directors. The address of Lilly Ventures is 115 West Washington Street, Suite 1680S, Indianapolis, IN 46204.
(5)	Consists of (i) 5,000,000 shares of common stock issuable upon conversion of shares of Series A preferred stock, and (ii) 2,000,000 shares of common stock issuable upon conversion of shares of Series A-1 preferred stock. All shares are held by Novartis Institutes for BioMedical Research, Inc., or Novartis. Beneficial ownership following the completion of this offering reflects the issuance of shares to Novartis in a concurrent private placement, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “ Concurrent Private Placement.” Novartis is an indirect wholly owned subsidiary of, and controlled by, Novartis AG. The address for Novartis is 250 Massachusetts Avenue, Cambridge, MA 02139.
(6)

Consists of (i) 6,995,000 shares of common stock issuable upon conversion of shares of Series A preferred stock held by New Enterprise Associates 14, L.P., or NEA 14, and (ii) 5,000 shares of common stock issuable upon conversion of shares of Series A preferred stock held by NEA Ventures 2014, L.P., or Ven 2014. The shares directly held by NEA 14 are indirectly held by NEA Partners 14, L.P., or NEA Partners 14, the sole general partner of NEA 14, NEA 14 GP, LTD, or NEA 14 LTD, the sole general partner of NEA Partners 14 and each of the individual Directors of NEA 14 LTD. The individual Directors, or collectively, the Directors of NEA 14 LTD, are M. James Barrett, Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, David M. Mott,

Scott D. Sandell, Peter Sonsini and Ravi Viswanathan. The shares directly held by Ven 2014 are indirectly held by Karen P. Welsh, the general partner of Ven 2014. NEA Partners 14, NEA 14 LTD and the Directors share voting and dispositive power with regard to the Company’s securities directly held by NEA 14. Karen P. Welsh, the general partner of Ven 2014, has voting and dispositive power with regard to the Company’s securities directly held by Ven 2014. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address for these entities is 1954 Greenspring Dr. Ste 600, Timonium, MD 21093.
(7)	Consists of options to purchase 256,591 shares of common stock that are exercisable within 60 days of March 2, 2018.
(8)	Consists of options to purchase 273,692 shares of common stock that are exercisable within 60 days of March 2, 2018.
(9)	Consists of (i) options to purchase 204,314 shares of common stock that are exercisable within 60 days of March 2, 2018 and (ii) 357,647 shares of restricted stock.
(10)	Consists of options to purchase 364,516 shares of common stock that are exercisable within 60 days of March 2, 2018.
(11)	Consists of: (i) 100,000 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Sigal Family Investments, LLC, (ii) options to purchase 257,138 shares of common stock, exercisable within 60 days of March 2, 2018, held directly by Dr. Sigal. Dr. Sigal is a manager of Sigal Family Investments, LLC. Dr. Sigal may be deemed to have voting and investment power over shares held by Sigal Family Investments, LLC. Dr. Sigal disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(12)	Consists of options to purchase 10,708 shares of common stock that are exercisable within 60 days of March 2, 2018.
(13)	Consists of options to purchase 7,138 shares of common stock that are exercisable within 60 days of March 2, 2018.
(14)	Consists of (i) 14,100,000 shares of common stock issuable upon conversion of shares of Series A preferred stock, (ii) 3,000,000 shares of common stock, (iii) options to purchase 1,598,702 shares of common stock that are exercisable within 60 days of March 2, 2018 and (iv) 357,647 shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our fourth amended and restated certificate of incorporation and second amended and restated bylaws, both of which will be effective immediately prior to the completion of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our fourth amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our second amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 2, 2018, 6,076,067 shares of our common stock were outstanding and held by 18 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the completion of this offering. In addition, as of March 2, 2018, we had outstanding options to purchase 9,573,372 shares of our common stock under our 2014 Stock Option and Grant Plan at a weighted average exercise price of $2.74 per share, of which options for 2,338,333 shares were exercisable.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Upon the completion of this offering, the holders of                      shares of our common stock, including those issuable upon the conversion of preferred stock, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and certain holders of our common stock, Series A preferred stock and Series A-1 preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the completion of this offering, the holders of                      shares of our common stock, including those issuable upon the conversion of shares of our preferred stock, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 61% of the securities eligible for registration then outstanding to file a registration statement for at least 33 1/3% of the common stock outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10 million), to file a registration statement and use commercially reasonable efforts to effect the registration of such shares. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-Form Registration Rights

Upon the completion of this offering, the holders of                      shares of our common stock, including those issuable upon the conversion of shares of our preferred stock are also entitled to short-form registration rights. Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 25% of the securities eligible for registration then outstanding to file a Form S-3 with an anticipated aggregate offering price, net of selling expenses, of at least $3 million, we will be required to file a registration statement and use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any 12-month period pursuant to this provision of the investors’ rights agreement.

Piggyback Registration Rights

Upon the completion of this offering, the holders of                      shares of our common stock, including those issuable upon the conversion of shares of our preferred stock, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering. In accordance with the terms of the investors’ rights agreement, we have received a waiver of these piggyback registration rights with respect to the registration for this offering. We must pay all expenses, except for underwriting discounts, selling commissions, any applicable stock transfer taxes, and fees and disbursements of security holders’ counsel, incurred in connection with the exercise of piggyback registration rights.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short-form registration rights and piggyback registration rights granted under the investors’ rights agreement will terminate on the earlier of (i) the fifth anniversary of the completion of this offering, (ii) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation or (iii) such time as Rule 144 or a similar exception under the Securities Act is available for the sale of all of a common stockholder’s shares without limitation during a three-month period without registration.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Further, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation will provide for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Jurisdiction for Certain Actions

Our bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our bylaws is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “SURF”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares,              shares of common stock, or              shares if the underwriters exercise option in full to purchase additional shares of common stock, sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. After the expiration of the contractual 180-day lock-up period described below, or early release of shares therefrom, these shares may be sold in the public market only if registered or pursuant to an exemption under Rules 144 or 701, which are summarized below.

Additionally, of the options to purchase              shares of common stock outstanding as of                     , 2018 and assuming no outstanding options are exercised and no exercise of the underwriters’ option to purchase additional shares, options exercisable for              shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of , 2018; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We and our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Cowen and Company, LLC. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Underwriting.”

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a foreign government or governmental entity; a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; a pension fund or retirement account; a “controlled foreign corporation”; a “passive foreign investment company”; a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States. This summary does not apply to any shares acquired in the concurrent private placement.

This summary is based upon provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address estate taxes, the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate (except to a limited extent below) or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

Distributions with respect to our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled “Certain Material U.S. Federal Income Considerations to Non-U.S. Holders—Disposition of Our Common Stock” below.

Distributions treated as dividends, if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). However, in this case the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. To the extent provided in an applicable income tax treaty, such dividends may be exempt from such net income taxes (and instead subject to withholding tax) if such dividends are not attributable to a U.S. permanent establishment or fixed base. Any effectively connected income received by a foreign corporation may be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as determined under the Code. A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor income tax form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

Gain that non-U.S. holder realize upon the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We must generally report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid applicable IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but can be credited against a non-U.S. holder’s U.S. federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules to include many entities that may not typically be thought of as financial institutions) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a “non-financial foreign entity”, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payments” currently include dividends on our common stock, and, as described below, will include any gross proceeds from the sale or other disposition of our common stock. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under final U.S. Treasury Regulations and current IRS guidance, any withholding on payments of gross proceeds from the sale or disposition of our common stock will only apply to payments made on or after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their own tax advisors regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Cowen and Company, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Cowen and Company, LLC
Evercore Group L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to             additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Cowen and Company, LLC. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SURF.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the expenses payable by us in this offering, excluding underwriting discounts and commissions, will be approximately $        million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

The spouse of one of our executive officers is a senior managing director at Evercore Group L.L.C., a bookrunner for this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)

(“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

CONCURRENT PRIVATE PLACEMENT

In January 2016, we entered into a strategic collaboration agreement with Novartis Institutes for Biomedical Research, Inc., or Novartis. In connection with entering into that agreement, we entered into a participation agreement, or the Participation Agreement, with Novartis which gives us the right, in our sole discretion, to require Novartis to participate in any (i) private placement of our preferred or common stock or (ii) our initial public offering, up to an aggregate of $11.5 million, subject to certain conditions. The rights granted under the Participation Agreement will terminate upon the completion of this offering, if not exercised by us.

Pursuant to the Participation Agreement, on                     , 2018, we entered into a subscription agreement with Novartis, or the Subscription Agreement, which requires Novartis to purchase from us, concurrently with this offering in a private placement, $11.5 million of shares of our common stock at a price per share equal to the initial public offering price, subject to the terms and conditions set forth in the Subscription Agreement. The sale of these shares will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to a 180-day lock-up agreement with the underwriters for this offering. The concurrent private placement is subject to certain closing conditions. We will receive the full proceeds from the sale and will not pay any underwriting discounts or commissions with respect to the shares of common stock that are sold in the concurrent private placement. The closing of this offering is not conditioned on the closing of the concurrent private placement.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Cooley LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s requirement for additional financing to fund future operations as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at https://www.surfaceoncology.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Surface Oncology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Surface Oncology, Inc. and its subsidiary (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are also described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 5, 2018

We have served as the Company’s auditor since 2016.

SURFACE ONCOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		Pro Forma December 31, 2017
	2016	2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,995	$22,455	$22,455
Marketable securities	69,156	40,854	40,854
Amounts due from related party	5,000	—	—
Restricted cash	—	85	85
Prepaid expenses and other current assets	9,024	7,936	7,936

Total current assets	93,175	71,330	71,330
Property and equipment, net	3,877	7,326	7,326
Restricted cash	1,085	1,000	1,000
Deferred offering costs	—	1,784	1,784
Other assets	2	14	14

Total assets	$98,139	$81,454	$81,454

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,845	$3,215	$3,215
Accrued expenses and other current liabilities	6,336	9,843	9,843
Deferred revenue	6,781	9,837	9,837
Deferred rent	245	489	489

Total current liabilities	16,207	23,384	23,384
Deferred revenue, non-current	58,150	72,268	72,268
Deferred rent, non-current	2,217	4,599	4,599

Total liabilities	76,574	100,251	100,251

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock (Series A and A-1), $0.0001 par value; 37,100,000 shares authorized, issued and outstanding at December 31, 2016 and 2017; aggregate liquidation preference of $48,600 at December 31, 2017; no shares issued and outstanding, pro forma at December 31, 2017 (unaudited)	48,477	48,517	—

Stockholders’ deficit:
Common stock, $0.0001 par value; 53,000,000 shares authorized at December 31, 2016 and 2017; 5,278,396 and 5,909,996 shares issued and outstanding at December 31, 2016 and 2017, respectively; 43,009,996 shares issued and outstanding, pro forma at December 31, 2017 (unaudited)	—	1	4
Additional paid-in capital	2,040	6,876	55,390
Note receivable from officer	(31)	—	—
Accumulated other comprehensive loss	(353)	(246)	(246)
Accumulated deficit	(28,568)	(73,945)	(73,945)

Total stockholders’ deficit	(26,912)	(67,314)	(18,797)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$98,139	$81,454	$81,454

The accompanying notes are an integral part of these consolidated financial statements.

SURFACE ONCOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2016	2017

Collaboration revenue(1)	$6,632	$12,826

Operating expenses:
Research and development	20,492	47,783
General and administrative	4,144	11,033

Total operating expenses	24,636	58,816

Loss from operations	(18,004)	(45,990)
Interest and other income (expense), net	551	613

Net loss	(17,453)	(45,377)
Accretion of redeemable convertible preferred stock to redemption value	(41)	(40)

Net loss attributable to common stockholders	$(17,494)	$(45,417)

Net loss per share attributable to common stockholders—basic and diluted	$(3.32)	$(8.34)

Weighted average common shares outstanding—basic and diluted	5,266,614	5,444,583

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(1.07)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)		42,544,583

Comprehensive loss:
Net loss	$(17,453)	$(45,377)
Other comprehensive loss:
Unrealized gain (loss) on marketable securities, net of tax of $0	(353)	107

Comprehensive loss	$(17,806)	$(45,270)

(1)	Consists of revenue from a related party. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

SURFACE ONCOLOGY, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A and A-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Note Receivable From Officer	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2015	22,564,286	$22,498	5,250,396	$—	$706	$(31)	$—	$(11,115)	$(10,440)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $4	12,535,714	12,531	—	—	—	—	—	—	—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $93	2,000,000	13,407	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	28,000	—	4	—	—	—	4
Vesting of restricted common stock	—	—	—	—	26	—	—	—	26
Stock-based compensation expense	—	—	—	—	1,345	—	—	—	1,345
Accretion of redeemable convertible preferred stock to redemption value	—	41	—	—	(41)	—	—	—	(41)
Unrealized loss on marketable securities	—	—	—	—	—	—	(353)	—	(353)
Net loss	—	—	—	—	—	—	—	(17,453)	(17,453)

Balances at December 31, 2016	37,100,000	48,477	5,278,396	—	2,040	(31)	(353)	(28,568)	(26,912)
Issuance of common stock upon exercise of stock options	—	—	631,600	1	101	—	—	—	102
Vesting of restricted common stock	—	—	—	—	35	—	—		35
Stock-based compensation expense	—	—	—	—	4,709	—	—	—	4,709
Collection of note receivable from officer	—	—	—	—	31	31	—	—	62
Accretion of redeemable convertible preferred stock to redemption value	—	40	—	—	(40)	—	—	—	(40)
Unrealized gain on marketable securities	—	—	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	—	—	(45,377)	(45,377)

Balances at December 31, 2017	37,100,000	$48,517	5,909,996	$1	$6,876	$—	$(246)	$(73,945)	$(67,314)

The accompanying notes are an integral part of these consolidated financial statements.

SURFACE ONCOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share amounts)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities:
Net loss	$(17,453)	$(45,377)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	331	964
Stock-based compensation expense	1,345	4,709
Premiums paid on marketable securities	(1,841)	—
Net amortization of premiums and discounts on marketable securities	477	516
Realized (gains) losses on marketable securities	(13)	2
Loss on disposal of property and equipment	—	35
Changes in operating assets and liabilities:
Amounts due from related party	(5,000)	5,000
Prepaid expenses and other current assets	(8,549)	1,088
Other assets	41	(12)
Accounts payable	1,800	285
Accrued expenses and other current liabilities	5,430	2,945
Deferred rent	(86)	249
Deferred revenue	64,931	17,174

Net cash provided by (used in) operating activities	41,413	(12,422)

Cash flows from investing activities:
Purchases of property and equipment	(836)	(1,973)
Purchases of marketable securities	(97,048)	—
Proceeds from sales or maturities of marketable securities	28,916	27,891
Increase in restricted cash	(1,000)	—

Net cash provided by (used in) investing activities	(69,968)	25,918

Cash flows from financing activities:
Proceeds from issuances of redeemable convertible preferred stock, net of issuance costs	25,938	—
Payments of initial public offering costs	—	(1,200)
Collection of note receivable from officer	—	62
Proceeds from exercise of stock options	4	102

Net cash provided by (used in) financing activities	25,942	(1,036)

Net increase (decrease) in cash and cash equivalents	(2,613)	12,460
Cash and cash equivalents at beginning of period	12,608	9,995

Cash and cash equivalents at end of period	$9,995	$22,455

Supplemental disclosure of cash flow information:
Cash paid for income taxes (Note 6)	$7,673	$3,297
Supplemental disclosure of non-cash investing and financing activities:
Accretion of redeemable convertible preferred stock to redemption value	$41	$40
Purchases of property and equipment included in accounts payable and accrued expenses	$352	$450
Deferred offering costs included in accrued expenses	$—	$584
Reclassification of restricted cash from non-current assets to current assets	$—	$85
Reclassification of deposit liability for restricted stock upon vesting of shares	$26	$35
Landlord incentives for construction of leasehold improvements recorded as deferred rent	$2,426	$2,377

The accompanying notes are an integral part of these consolidated financial statements.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1.	Nature of the Business

Surface Oncology, Inc. (the “Company” or “Surface”) is a clinical-stage immuno-oncology company focused on using its specialized knowledge of the biological pathways critical to the immunosuppressive tumor microenvironment (“TME”) for the development of next-generation cancer therapies. Surface was incorporated in April 2014 under the laws of the State of Delaware.

The Company is subject to risks common to early-stage companies in the biotechnology industry including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the ability to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company’s financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. The Company has primarily funded its operations with proceeds from the sales of redeemable convertible preferred stock and proceeds from a collaboration agreement with Novartis Institutes for BioMedical Research, Inc. (“Novartis”). The Company has incurred losses and negative cash flows from operations since its inception, including net losses of $17,453 and $45,377 for the years ended December 31, 2016 and 2017. As of December 31, 2017, the Company had an accumulated deficit of $73,945. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future. As of March 5, 2018, the issuance date of the consolidated financial statements for the year ended December 31, 2017, the Company expects that its cash, cash equivalents and marketable securities, including a $45,000 milestone payment received in February 2018 from Novartis (see Note 18), will be sufficient to fund its operating expenses and capital expenditure requirements through at least the first quarter of 2019. The future viability of the Company beyond that date is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering of its common stock. Upon the closing of a qualified public offering on specified terms, the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of common stock (see Note 9).

In the event the Company does not complete an initial public offering, the Company will seek additional funding through private financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be required to delay, reduce or eliminate research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.

Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, Surface Securities Corporation, after elimination of all intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses and the valuation of common stock and stock-based awards. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from the Company’s estimates.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of December 31, 2017 has been prepared to give effect, upon the closing of an initial public offering, to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 37,100,000 shares of common stock as if the proposed initial public offering had occurred on December 31, 2017.

In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 have been prepared to give effect, upon the closing of an initial public offering, to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less at the acquisition date to be cash equivalents. Cash equivalents, which consist of money market funds are stated at fair value.

Marketable Securities

Marketable securities consist of investments with original maturities greater than 90 days at their acquisition date. The Company has classified its investments with maturities beyond one year as current, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

The Company classifies all of its marketable securities as available-for-sale securities. The Company’s marketable securities are measured and reported at fair value using quoted prices in active

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

markets for similar securities. Unrealized gains and losses on available-for-sale securities are reported as accumulated other comprehensive loss, which is a separate component of stockholders’ deficit. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in interest and other income (expense), net in the consolidated statements of operations and comprehensive loss.

The Company evaluates its marketable securities with unrealized losses for other-than-temporary impairment. When assessing marketable securities for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the statement of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

Restricted Cash

At December 31, 2016 and 2017, restricted cash consisted of cash deposited in a separate bank account as collateral for the Company’s facilities lease obligations. At December 31, 2016, $1,085 of restricted cash was classified as non-current. At December 31, 2017, $85 and $1,000 of restricted cash was classified as current and non-current, respectively.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and amounts due from related party. The Company maintains its cash, cash equivalents and marketable securities at one accredited financial institution in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Amounts due from related party consist of payments due from the Company’s collaborator. The Company monitors economic conditions to identify facts or circumstances that may indicate if such amount due is at risk of collection. There was no allowance for doubtful accounts recorded at December 31, 2016 and 2017.

The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including preclinical testing. These programs could be adversely affected by a significant interruption in the supply of such drug substance products.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 4). The carrying values of the Company’s amounts due from related party, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs (non-current) until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2016. Deferred offering costs totaled $1,784 at December 31, 2017.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the useful life of the asset. Laboratory equipment is depreciated over five years. Computer equipment and furniture and office equipment are depreciated over three years. Leasehold improvements are amortized over the shorter of the lease term or 10 years. Expenditures for repairs and maintenance of assets are charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is included in loss from operations.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Revenue Recognition

The Company recognizes revenue from license and collaboration agreements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

When evaluating multiple-element arrangements, the Company considers whether the deliverables under the arrangement represent separate units of accounting. This evaluation requires subjective determinations and requires management to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. In determining the units of accounting, management evaluates certain criteria, including whether the deliverables have standalone value, based on the consideration of the relevant facts and circumstances for each arrangement. The consideration to be received under each arrangement is allocated to the separate units of accounting using the relative selling price method, and the applicable revenue recognition criteria are applied to each of the separate units. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered items is considered probable and substantially within the control of the Company. In assessing whether an item has standalone value, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use the deliverable for its intended purpose without the receipt of the remaining deliverables, whether the value of the deliverable is dependent on the undelivered items, and whether there are other vendors that can provide the undelivered items.

Arrangement consideration that is fixed or determinable is allocated among the separate units of accounting using the relative selling price method. Then, the applicable revenue recognition criteria in ASC 605-25 are applied to each of the separate units of accounting in determining the appropriate period and pattern of recognition. The Company determines the selling price of a unit of accounting following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor specific objective evidence (“VSOE”) of selling price, if available; third party evidence (“TPE”) of selling price, if VSOE is not available; or best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price since it generally does not have VSOE

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and relevant entity specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

The Company recognizes arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. In the event that a deliverable does not represent a separate unit of accounting, the Company recognizes revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items. If there is no discernable pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and if objectively measurable performance measures exist, then the Company recognizes revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the end of each reporting period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

At the inception of an arrangement that includes options for a customer to purchase additional licenses at agreed upon prices in the future, the Company evaluates whether each option is substantive. Factors that the Company considers in evaluating whether an option is substantive include the overall objective of the arrangement, if the exercise of that option represents a separate buying decision, and if the services or products subject to the option are essential to the functionality of the current deliverables. When a license option is considered substantive, the Company does not consider the option or item underlying the option to be a deliverable at the inception of the arrangement, and the associated option fees are not included in the allocable arrangement consideration, assuming the option is not priced at a significant and incremental discount. When an option is not considered substantive, the Company would consider the option, including other deliverables contingent upon the exercise of the option, to be a deliverable at the inception of the arrangement and a corresponding amount would be included in the allocable arrangement consideration. In addition, if the price of the license option includes a significant incremental discount, the discount inherent in the option price would be included as a deliverable at the inception of the arrangement.

Payments received or due for the Company’s achievement of milestones are deferred and recognized as revenue over the estimated period of performance applicable to the arrangement. As any milestones are achieved, the Company will recognize as revenue a portion of the milestone

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. The Company will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method, if a pattern of performance is discernable, or on a straight-line basis.

Royalty revenue, if any, is recognized based on contractual terms when reported sales are reliably measurable and collectibility is reasonably assured, provided that there are no performance obligations then remaining. To date, none of the Company’s product candidates have been approved and, therefore, the Company has not earned any royalty revenue from product sales.

In the event that the agreement were to be terminated and the Company had no further performance obligations at that time, the Company would recognize as revenue any portion of the upfront payment and other payments that had not previously been recorded as revenue and were classified as deferred revenue at the date of such termination.

Amounts received prior to satisfying the revenue recognition criteria listed above are recorded as deferred revenue in the Company’s consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within 12 months of the balance sheet date are classified as non-current deferred revenue.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses include salaries, stock-based compensation and benefits of employees, third-party license fees and other operational costs related to the Company’s research and development activities, including allocated facility-related expenses and external costs of outside vendors engaged to conduct both preclinical studies and clinical trials.

Research Contract Costs and Accruals

The Company has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

are classified as general and administrative expenses in the accompanying statements of operations and comprehensive loss.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company measures stock-based awards granted to non-employee consultants based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option grant is estimated using the Black- Scholes option-pricing model. The Company has historically been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making decisions. The Company’s singular focus is using its specialized knowledge of the biological pathways critical to the TME for the development of next-generation cancer therapies. All of the Company’s tangible assets are held in the United States, and all collaboration revenue is derived from the Company’s collaboration partner in the United States.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by analyzing carryback capacity in periods with taxable income, reversal of existing taxable temporary differences and estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive loss in all periods presented was unrealized gains (losses) on marketable securities.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options to purchase common stock or redeemable convertible preferred stock are considered potential dilutive common shares.

The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but contractually does not require the holders of such stock to

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In August 2014, the “FASB issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40) (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt this guidance retrospectively to all periods presented, and its adoption as of January 1, 2016 had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company elected to early adopt the standard on January 1, 2016. The Company elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense. The adoption of ASU 2016-09 had no impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount,

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. The FASB subsequently issued amendments to ASU No. 2014-09 that have the same effective date and transition date, all of which collectively are herein referred to as “ASC 606”.

The Company has substantially completed its assessment of the impact that ASC 606 will have on its consolidated financial statements. While its assessment is preliminary, the Company expects the adoption will have a material impact on its consolidated financial statements, in particular, related to the pattern and timing of its revenue recognition of amounts from its collaboration agreement with Novartis. Under ASC 606, the Company will recognize revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. In contrast, under the existing revenue recognition standard, the Company is recognizing revenue on a straight-line basis over the estimated period of performance. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue will be recorded as a percentage of the estimated transaction price based on the extent of progress towards completion. In addition, under ASC 606, the estimated transaction price will include variable consideration for payments expected to be earned, including for milestone payments, which, under the existing standard, the Company was precluded from including in the estimated transaction price until such payments were determinable and due. The estimate of the Company’s measure of progress and estimate of variable consideration to be included in the transaction price will be updated at each reporting date as a change in estimate. The amount of transaction price allocated to the satisfied portion of the performance obligation, based on the Company’s measure of progress, will be recognized immediately on a cumulative catch-up basis, resulting in an adjustment to revenue in the period of change. The amount related to the unsatisfied portion will be recognized as that portion is satisfied over time.

Under ASC 606, the Company will recognize revenue from its collaboration agreement with Novartis (see Note 8) earlier during the performance period as a result of applying the cost-to-cost method, in contrast to recognizing revenue on a straight-line basis over the estimated ten-year performance period under the existing standard.

The Company currently expects that under ASC 606 it will account for (i) the license it conveyed with respect to CD73 and (ii) its obligations to perform research on CD73 and four other targets as a single performance obligation under the collaboration agreement with Novartis, just as it accounted for those items as a single unit of accounting under the existing standard. In addition, Novartis’ right to purchase exclusive options to obtain certain development, manufacturing and commercialization rights are expected to continue to be accounted for separately as they do not represent material rights, based on the criteria of ASC 606. Upon the exercise of any purchased option by Novartis, the contract promises associated with an option target would use a separate cost-to-cost model for purposes of revenue recognition under ASC 606.

The Company plans to adopt ASC 606 using the modified retrospective transition method, which will result in an adjustment to accumulated deficit in its consolidated balance sheet as of the January 1, 2018 effective date to reflect the cumulative effect of applying the standard. The Company currently expects that the cumulative-effect adjustment will result in a reduction in deferred revenue of

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

approximately $14,000 and a corresponding decrease in accumulated deficit, each recorded as of January 1, 2018. As the modified retrospective transition method does not result in a recast of the prior year consolidated financial statements, ASC 606 requires the Company to provide additional disclosures during the year of adoption of the amount by which each financial statement line item is affected by adoption of the new standard and explanations of the reasons for significant changes.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company will adopt ASU 2016-15 as of the required effective date of January 1, 2018 and will reflect the adoption retrospectively to all periods presented. The Company does not expect that the adoption of ASU 2016-15 will have any impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. Early adoption is permitted. The Company will adopt ASU 2016-18 as of the required effective date of January 1, 2018 and will reflect the adoption retrospectively to all periods presented. Upon adoption, the Company’s consolidated statements of cash flows will include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on such statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt ASU 2017-09 as of the required effective date of January 1, 2018. The adoption of ASU 2017-09 will have an impact on the accounting for the modification of stock-based awards, if any, after the date of adoption.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, Derivatives and Hedging—(Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). This guidance is intended to reduce the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be considered “not indexed to an entity’s own stock” and therefore accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. Down round features are most often found in warrants and conversion options embedded in debt or preferred equity instruments. In addition, the guidance re-characterized the indefinite deferral of certain provisions on distinguishing liabilities from equity to a scope exception with no accounting effect. This guidance becomes effective January 1, 2019. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3.	Marketable Securities

As of December 31, 2016, the fair value of available-for-sale marketable securities by type of security was as follows:

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities:
U.S. government agency bonds	$16,777	$—	$(55)	$16,722
Corporate bonds	52,732	—	(298)	52,434

	$69,509	$—	$(353)	$69,156

The amortized cost and fair value of the Company’s available-for-sale securities by contractual maturity are summarized as follows:

	December 31, 2016
	Amortized Cost	Fair Value
Maturing in one year or less	$25,863	$25,835
Maturing after one year but less than two years	30,163	30,008
Maturing after two years but less than three years	13,483	13,313

	$69,509	$69,156

As of December 31, 2017, the fair value of available-for-sale marketable securities by type of security was as follows:

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities:
U.S. government agency bonds	$7,300	$—	$(38)	$7,262
Corporate bonds	33,800	—	(208)	33,592

	$41,100	$—	$(246)	$40,854

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The amortized cost and fair value of the Company’s available-for-sale securities by contractual maturity are summarized as follows:

	December 31, 2017
	Amortized Cost	Fair Value
Maturing in one year or less	$27,769	$27,672
Maturing after one year but less than two years	13,331	13,182

	$41,100	$40,854

The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. During the years ended December 31, 2016 and 2017, realized gains (losses) on sales of marketable securities were $13 and ($2), respectively. There were no marketable securities that required adjustment for other-than-temporary declines in fair value during the years ended December 31, 2016 and 2017.

The aggregate fair value of securities held by the Company in an unrealized loss position for less than twelve months as of December 31, 2016 and 2017 was $24,660 and $27,672, respectively. The aggregate fair value of securities held by the Company in an unrealized loss position for more than twelve months as of December 31, 2016 and 2017 was $43,321 and $13,182, respectively. The Company determined that there was no material change in the credit risk of these investments. As a result, the Company determined it did not hold any investments with an other-than-temporary decline in fair value as of December 31, 2016 and 2017.

4.	Fair Value of Financial Assets

The following tables present information about the Company’s financial assets that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2016 using:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$2,643	$—	$—	$2,643
Marketable securities:
U.S. government agency bonds	—	16,722	—	16,722
Corporate bonds	—	52,434	—	52,434

	$2,643	$69,156	$—	$71,799

	Fair Value Measurements as of December 31, 2017 using:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$17,409	$—	$—	$17,409
Marketable securities:
U.S. government agency bonds	—	7,262	—	7,262
Corporate bonds	—	33,592	—	33,592

	$17,409	$40,854	$—	$58,263

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

As of December 31, 2016 and 2017, the Company’s cash equivalents were invested in money market funds and were valued based on Level 1 inputs. As of December 31, 2016 and 2017, the Company’s marketable securities consisted of U.S. government agency bonds and corporate bonds and were valued based on Level 2 inputs. In determining the fair value of its U.S. government agency bonds and corporate bonds, the Company relied on quoted prices for similar securities in active markets or other inputs that are observable or can be corroborated by observable market data. During the years ended December 31, 2016 and 2017, there were no transfers between Level 1, Level 2 and Level 3.

5.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2016	2017
Laboratory equipment	$1,121	$2,469
Leasehold improvements	225	5,472
Computer equipment	104	133
Furniture and office equipment	59	646
Construction in progress	2,846	13

	4,355	8,733
Less: Accumulated depreciation and amortization	(478)	(1,407)

	$3,877	$7,326

For the year ended December 31, 2016 and 2017, depreciation and amortization expense was $331 and $964, respectively.

During the year ended December 31, 2017, the Company recorded a loss on disposal of property and equipment of $35. No gain or loss was recorded on the disposal of property and equipment during the year ended December 31, 2016.

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2016	2017
Prepaid income taxes	$7,673	$6,657
Prepaid expenses	985	1,005
Interest receivable on marketable securities	366	274

	$9,024	$7,936

Prepaid income taxes consist of amounts receivable under refund claims filed with the Internal Revenue Service and state taxing authorities as well as tax amounts prepaid prior to the Company’s decision to change its tax accounting method for advance payments from customers (see Note 14).

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2017
Accrued external research and development costs	$1,425	$3,005
Amounts due to related party (Note 16)	3,437	3,437
Accrued payroll and payroll-related costs	1,022	1,955
Accrued professional fees	342	874
Other	110	572

	$6,336	$9,843

Accrued payroll and payroll-related costs at December 31, 2017 included $187 of severance costs associated with the termination of an executive officer in September 2017, payments of which will be made through June 2018.

8.	Collaboration Agreement with Novartis

Overview

In January 2016, the Company entered into a collaboration agreement with Novartis, which was subsequently amended in May 2016, July 2017 and September 2017 (the “Novartis Collaboration”). Pursuant to the Novartis Collaboration, the Company granted Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights (each an “Option”) for up to four specified targets (each an “Option Target”) to obtain certain development, manufacturing and commercialization rights. Novartis may exercise up to three purchased Options. Under the Novartis Collaboration, Novartis has the ability to exclusively license the development and manufacturing rights for up to four targets (inclusive of CD73), while the Company retains the U.S. commercial rights to two of such targets. The Novartis Collaboration is governed by a joint steering committee that will be co-chaired by a chairperson designated by each of the Company and Novartis.

Novartis is a related party (see Note 16).

Research on Targets

Under the Novartis Collaboration, the Company is responsible for performing preclinical research through the first investigational new drug application (“IND”) acceptance on antibodies that bind to CD73 and each Option Target, pursuant to a research plan directed toward each target. The Company is responsible for all costs and expenses incurred by or on its behalf in connection with such research. Novartis also has the right, but not the obligation, to conduct research at its own cost on antibodies that bind to CD73 in accordance with the terms of the Novartis Collaboration.

Development and Commercialization of CD73 Products

Novartis has the sole right to develop and commercialize CD73 antibody candidates and corresponding licensed products worldwide pursuant to a development plan and a commercialization

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

plan, respectively. Novartis is obligated to use commercially reasonable efforts to develop the CD73 antibody candidates and corresponding licensed products, to obtain regulatory approval of such products, including within certain defined markets, and to commercialize such products following regulatory approval. Novartis is responsible for all costs and expenses of such development and commercialization and is obligated to provide the Company with updates on its development and commercialization activities through the joint steering committee, joint development committee and joint commercialization committee.

Option Targets

Prior to filing an IND for an Option Target, Novartis may purchase the Option to obtain certain development, manufacturing and commercialization rights for antibodies that bind to each of the Option Targets. To the extent Novartis does not elect to purchase an Option to an Option Target, the Option for such Option Target will expire and all rights to such Option Target under the Novartis Collaboration will terminate. Novartis may exercise up to a total of three purchased Options. Each exercised Option will be designated as either a regional or global option, with each such designation determining the development and commercialization rights between the parties with respect to such Option Target, corresponding antibody candidates and licensed products, as summarized below. The Company has the ability to designate the first Option as either regional or global and one of the remaining two Options, with Novartis designating the other remaining Option. Following Novartis’ exercise of an Option with respect to an Option Target, the Company will grant to Novartis licenses that are necessary to effectuate the development, manufacturing or commercialization rights associated with a regional or global option, as described below.

In December 2016, Novartis purchased the Option for antibodies that bind to CD47, and as of December 31, 2016 and 2017, there were three remaining Options that may be purchased by Novartis.

Development and Commercialization of Regional Licensed Products

To the extent an exercised Option is designated as regional, the Company is primarily responsible for the early clinical development of each corresponding regional antibody candidate and regional licensed product at its own cost. Unless the Company chooses to opt out of its development right, it will collaborate with Novartis on the further clinical development of regional antibody candidates and regional licensed products. Pursuant to a regional development plan for each regional licensed product, the Company will be responsible for development activities related to obtaining regulatory approval in the United States, with Novartis responsible for development activities related to obtaining regulatory approval elsewhere in the world. The development costs of such later clinical development activities will be split evenly among the parties. Thereafter, the Company is responsible for the commercialization of regional licensed products in the United States, and Novartis is responsible for the commercialization of regional licensed products outside of the United States, each pursuant to a commercialization plan. Each party must use commercially reasonable efforts to commercialize such products within their respective territories. The Company is obligated to work with Novartis to agree to a global commercialization strategy with respect to the regional licensed products prior to commercialization.

Development and Commercialization of Global Licensed Products

To the extent an exercised Option is designated as global, the Company is primarily responsible for the early clinical development of each global antibody candidate and global licensed product at the

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Company’s own cost, and Novartis is solely responsible for the later worldwide clinical development of global antibody candidates and global licensed products, pursuant to a development plan for such global licensed product, at its own cost. Novartis is solely responsible for the worldwide commercialization of global licensed products and must use commercially reasonable efforts to commercialize such products, pursuant to a commercialization plan, at its own cost. Novartis agrees to provide the Company with development and commercialization updates regarding global licensed products through the joint steering committee, joint development committee and joint commercialization committee.

Exclusivity

Neither the Company nor Novartis may, alone or with any affiliate or third party, (i) research or develop any antibody that specifically binds to an Option Target for a specified period of time outside of the Novartis Collaboration or (ii) develop or commercialize any antibody that specifically binds to CD73 or any Option Target that subsequently becomes a licensed target for a specified period of time outside the Novartis Collaboration.

Financial Terms

Upon entering into the Novartis Collaboration in January 2016, Novartis made an upfront payment to the Company of $70,000. In addition, Novartis is obligated to pay the Company a fee to the extent it desires to purchase each Option for each Option Target and another fee to exercise such purchased Option, which entitles the Company to an aggregate of up to $92,500 in option purchase and option exercise payments, of which $5,000 had been received as of December 31, 2017. The Company is also eligible to receive payments on a target-by-target basis upon the achievement of specified development and sales milestones as well as tiered royalties on annual net sales by Novartis of licensed products ranging from high single-digit to mid-teens percentages upon successful commercialization of any products. Under the Novartis Collaboration, the Company is entitled to potential option purchase, option exercise and milestone payments aggregating up to $1,387,500, of which $35,000 had been received as of December 31, 2017. Such amount of potential option purchase, option exercise and milestone payments assumes that Novartis purchases, and exercises, all of the Options available to it pursuant to the Novartis Collaboration as well as the successful clinical development of and achievement of all sales milestones for all targets covered by the Novartis Collaboration. In February 2018, the Company received an additional milestone payment of $45,000 from Novartis (see Note 18). The Company is required to pay Novartis tiered royalties ranging from high single-digit to mid-teens percentages on annual net sales by the Company of regional licensed products in the United States. The royalty payments are subject to reduction under specified conditions set forth in the Novartis Collaboration.

In January 2016, the Company also received an equity investment of $13,500 from Novartis in exchange for 2,000,000 shares of the Company’s Series A-1 redeemable convertible preferred stock (“Series A-1 preferred stock”). The shares of Series A-1 preferred stock were issued at a price of $6.75 per share, which was determined by the Company to be fair value based, in part, on a third-party valuation of the Company’s Series A-1 preferred stock performed as of the stock issuance date. The equity investment of $13,500 was considered to be distinct from the Novartis Collaboration. Accordingly, the Company recorded the issuance of the Series A-1 preferred stock based on the $13,500 aggregate fair value of the Series A-1 preferred stock on the issuance date, net of issuance costs of $93 (see Note 9).

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Termination

Unless terminated earlier, the Novartis Collaboration will continue in effect until neither the Company nor Novartis is researching, developing, manufacturing or commercializing any antibody candidates or licensed products under the Novartis Collaboration. Novartis may terminate the Novartis Collaboration on a target-by-target basis for any reason upon prior notice to the Company within a specified time period. However, Novartis cannot terminate the Novartis Collaboration with respect to CD73 for a certain period of time following the effective date. Either party may terminate the Novartis Collaboration in full, or on a target-by-target basis, if an undisputed material breach is not cured within a certain period of time or upon notice of insolvency of the other party. To the extent Novartis terminates for convenience, for the Company’s material breach or insolvency, Novartis will grant the Company, on mutually agreeable financial terms, an exclusive, worldwide, irrevocable, perpetual and royalty-bearing license with respect to intellectual property controlled by Novartis that is reasonably necessary to research, develop, manufacture or commercialize certain products.

Revenue Recognition Related to the Novartis Collaboration

The Company determined that the deliverables under the Novartis Collaboration included (i) the worldwide exclusive license to CD73 antibody candidates, which was delivered to Novartis in January 2016 upon entering into the agreement, and (ii) the Company’s research and development and joint steering committee participation obligations under the agreement. The Company also determined that none of these deliverables have standalone value due to the specialized nature of the services to be provided by the Company in connection with the Novartis Collaboration. Therefore, at the inception of the arrangement, the Company concluded that the deliverables were not separable and, accordingly, the Company treats the license and undelivered services as a single unit of accounting and recognizes revenue on a straight-line basis over the period that the Company expects to complete its performance obligations under the agreement, which was estimated to be ten years. Accordingly, the Company is recognizing the upfront payment of $70,000 received from Novartis, net of its estimate of aggregate payments of $3,437 to be made to Novartis for the reimbursement of manufacturing costs incurred during the CD73 research period as required by the Novartis Collaboration, over the estimated ten-year period of performance.

In May 2017, the Company received a milestone payment of $30,000 from Novartis upon initiation of the first good laboratory practice (“GLP”) toxicology study for SRF373. Upon achieving the milestone, the Company recognized as revenue $3,969, which represented the percentage of the performance period completed when the milestone was achieved, multiplied by the amount of the payment. The remaining $26,031 is being recognized as revenue on a straight-line basis over the remaining period that the Company expects to complete its performance obligations under the Novartis Collaboration, as described above.

In December 2016, Novartis purchased an exclusive option right to antibodies that bind to CD47 for $5,000. At that time, the Company concluded that license and other obligations underlying the exclusive option right held by Novartis represented separate and additional deliverables that Novartis may receive from the Company in future periods. Accordingly, in December 2016, the Company recorded $5,000 of deferred revenue (non-current) for the option purchase payment and will not commence recognizing any revenue related to the payment until either (i) Novartis elects not to exercise its option or (ii) Novartis exercises its option and the Company commences its performance obligations with respect CD47 under the arrangement.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

For the years ended December 31, 2016 and 2017, the Company recognized $6,632 and $12,826, respectively, of collaboration revenue under the Novartis Collaboration. As of December 31, 2016, deferred revenue recorded in connection with the Novartis Collaboration totaled $64,931, of which $6,781 and $58,150 were classified as current and non-current, respectively. As of December 31, 2017, deferred revenue recorded in connection with the Novartis Collaboration totaled $82,105, of which $9,837 and $72,268 were classified as current and non-current, respectively.

9.	Redeemable Convertible Preferred Stock

As of December 31, 2016 and 2017, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 37,100,000 shares of $0.0001 par value preferred stock.

The Company has issued Series A and Series A-1 redeemable convertible preferred stock (together, the “Redeemable Convertible Preferred Stock”). The Redeemable Convertible Preferred Stock is classified outside of stockholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

In November 2014, the Company issued 10,017,799 shares of Series A redeemable convertible preferred stock (the “Series A preferred stock”) at an issuance price of $1.00 per share for cash proceeds of $9,970, net of issuance costs of $47. At that same time, convertible promissory notes in the amount of $1,000 and accrued interest of $14 were converted into 1,013,630 shares of Series A preferred stock. The Series A preferred stock purchase agreement, as amended, provided for the issuance of up to 24,068,571 additional shares of Series A preferred stock in one or more closings upon the achievement of specified milestones, as determined by the Company’s board of directors. The Company determined that these future tranche rights did not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. Further, the Company determined that the embedded future tranche obligation did not require bifurcation for accounting purposes as it was clearly and closely related to the economic characteristics and risks of the initial preferred stock and would not meet the definition of a derivative on a standalone basis.

In December 2015, the Company issued 11,532,857 shares of Series A preferred stock in a second closing at an issuance price of $1.00 per share for cash proceeds of $11,504, net of issuance costs of $28.

In January 2016, the Company issued 12,535,714 shares of Series A preferred stock in a third and final closing at an issuance price of $1.00 per share for cash proceeds of $12,531, net of issuance costs of $4.

In January 2016, the Company issued 2,000,000 shares of Series A-1 preferred stock at an issuance price of $6.75 per share for cash proceeds of $13,407, net of issuance costs of $93.

Upon issuance of each series of Redeemable Convertible Preferred Stock, the Company assessed the embedded conversion features of the stock and determined that such features did not require the Company to separately account for such features. The Company also concluded that no beneficial conversion feature existed because the conversion price of each series of Redeemable Convertible Preferred Stock was higher than the fair values of the Company’s common stock on the respective commitment dates.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

As of each balance sheet date, Redeemable Convertible Preferred Stock consisted of the following:

	December 31, 2016
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	35,100,000	35,100,000	$35,047	$35,100	35,100,000
Series A-1 preferred stock	2,000,000	2,000,000	13,430	13,500	2,000,000

	37,100,000	37,100,000	$48,477	$48,600	37,100,000

	December 31, 2017
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	35,100,000	35,100,000	$35,064	$35,100	35,100,000
Series A-1 preferred stock	2,000,000	2,000,000	13,453	13,500	2,000,000

	37,100,000	37,100,000	$48,517	$48,600	37,100,000

The holders of the Redeemable Convertible Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Redeemable Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which such Redeemable Convertible Preferred Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Redeemable Convertible Preferred Stock, exclusively and as a separate class, are entitled to elect four directors of the Company.

Dividends

The holders of Redeemable Convertible Preferred Stock are entitled to receive noncumulative dividends when and if declared by the board of directors.

The Company may not declare or pay any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Redeemable Convertible Preferred Stock then outstanding first receive a dividend on each outstanding share of Redeemable Convertible Preferred Stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series of stock that is convertible into common stock, that dividend per share of Redeemable Convertible Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of each share of Redeemable Convertible Preferred Stock, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Redeemable

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Convertible Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Issue Price (as specified below) of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination of or other similar recapitalization affecting such shares) and (B) multiplying such fraction by an amount equal to the Original Issue Price of each series of Redeemable Convertible Preferred Stock. If the Company declares or pays on the same date a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the Redeemable Convertible Preferred Stock will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Redeemable Convertible Preferred Stock dividend. No dividends have been declared or paid by the Company through December 31, 2017.

The Original Issue Price of Series A preferred stock is $1.00 per share, and the Original Issue Price of Series A-1 preferred stock is $6.75 per share, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Redeemable Convertible Preferred Stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), holders of Redeemable Convertible Preferred Stock are entitled to receive, prior and in preference to any distributions to the holders of common stock, an amount per share equal to (i) in the case of Series A-1 preferred stock, the greater of (A) the Series A-1 preferred stock Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into common stock and (ii) in the case of the Series A preferred stock, the Series A preferred stock Original Issue Price, plus any dividends declared but unpaid thereon. In the event that proceeds are not sufficient to permit payment in full to the holders of the Redeemable Convertible Preferred Stock, the proceeds will be ratably distributed among the holders of Redeemable Convertible Preferred Stock on a pari passu basis. After payments have been made in full to the holders of Redeemable Convertible Preferred Stock, then, to the extent available, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of Redeemable Convertible Preferred Stock and common stock pro rata based on the number of shares held by each holder, treating all securities as if they had been converted into common stock prior to any dissolution, liquidation or winding up of the Company or Deemed Liquidation Event.

Unless the holders of at least 61% of the then outstanding shares of the Redeemable Convertible Preferred Stock, voting together as a single class on an as-converted to common stock basis, elect otherwise, a Deemed Liquidation Event includes a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Conversion

Each share of Redeemable Convertible Preferred Stock is convertible into common stock, at the option of the holder at any time, or will automatically be converted into shares of common stock, at the applicable conversion price then in effect upon (i) the closing of a firm commitment underwritten public

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

offering with a price of at least 300% of the Series A preferred stock Original Issue Price per share resulting in proceeds of not less than $35,000, net of underwriting discounts and commissions, or (ii) upon the vote or written consent of the holders of at least 61% of the outstanding shares of the Redeemable Convertible Preferred Stock, voting together as a single class on an as-converted to common stock basis.

The conversion ratio of each series of Redeemable Convertible Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. As of December 31, 2016 and 2017, the Conversion Price is $1.00 per share for Series A preferred stock and $1.00 per share for Series A-1 preferred stock, each subject to adjustment as set forth in the Company’s certificate of incorporation, as amended and restated. As a result, as of December 31, 2016 and 2017, each outstanding share of Series A and A-1 preferred stock was convertible into common stock on a one-for-one basis.

Redemption Rights

At the written election of at least 61% of the holders of the outstanding Redeemable Convertible Preferred Stock, voting together as a single class on an as-converted to common stock basis, the shares of Redeemable Convertible Preferred Stock outstanding are redeemable at any time on or after January 8, 2020 in three equal annual installments commencing 60 days after receipt of the required vote, in an amount equal to the Original Issue Price per share of each series of Redeemable Convertible Preferred Stock, plus all declared but unpaid dividends.

The carrying value of the Redeemable Convertible Preferred Stock is being accreted to its redemption value through January 8, 2020. Such accretion amounts relate solely to the original issuance costs of the Redeemable Convertible Preferred Stock.

10.	Stockholders’ Deficit

Common Stock

As of December 31, 2016 and 2017, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 53,000,000 shares of $0.0001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Redeemable Convertible Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Redeemable Convertible Preferred Stock equivalent to the dividend amount they would receive if each preferred share were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Redeemable Convertible Preferred Stock have been paid in full. No dividends have been declared or paid by the Company through December 31, 2017.

As of December 31, 2016 and 2017, the Company had reserved 44,279,485 and 45,547,885 shares, respectively, of common stock for the conversion of the outstanding shares of Redeemable Convertible Preferred Stock (see Note 9), the exercise of outstanding stock options and the number of shares remaining available for future grant under the Company’s 2014 Stock Incentive Plan (see Note 11).

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

11.	Stock-Based Awards

2014 Stock Incentive Plan

The Company’s 2014 Stock Incentive Plan (the “2014 Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, directors and consultants of the Company. The 2014 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of the stock options may not be less than 100% of the fair market value of a share of the Company’s common stock on the date of grant and the term of the stock options may not be greater than ten years.

The total number of shares of common stock that may be issued under the 2014 Plan was 7,977,646 shares as of December 31, 2016. In March 2017, the Company effected an increase in the number of common shares reserved for issuance under the 2014 Plan from 7,977,646 shares to 9,877,646 shares. As of December 31, 2016 and 2017, there were 1,439,783 and 1,612,599 shares, respectively, available for future issuance under the 2014 Plan.

Stock options granted under the 2014 Plan to employees generally vest over four years and expire after ten years.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The board of directors values the Company’s common stock taking into consideration the most recently available third-party valuation of common shares as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock Option Valuation

The assumptions that the Company used to determine the fair value of the stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	1.73%	2.04%
Expected term (in years)	6.25	6.25
Expected volatility	76.39%	78.60%
Expected dividend yield	0.0%	0.0%

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Stock Options

The following table summarizes the Company’s stock option activity since January 1, 2017:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding as of December 31, 2016	5,739,702	$1.18	9.18	$4,021
Granted	2,464,591	2.41
Exercised	(631,600)	0.16
Forfeited	(737,407)	1.64

Outstanding as of December 31, 2017	6,835,286	$1.67	8.69	$14,361

Options exercisable at December 31, 2017	2,065,119	$1.03	8.03	$5,666

The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2016 and 2017 was $1.25 and $1.69, respectively.

The aggregate fair value of stock options vested during the years ended December 31, 2016 and 2017 was $933 and $2,828, respectively.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2016 and 2017 was $46 and $1,876, respectively.

As of December 31, 2016 and 2017, there were outstanding stock options held by non-employees for the purchase of 854,563 and 813,226 shares of common stock, respectively, with service-based vesting conditions.

Restricted Common Stock

The Company has granted restricted common stock with service-based vesting conditions. The purchase price of the restricted common stock is determined by the Company’s board of directors. Unvested shares of restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the service-based vesting conditions of each award. The Company has the option to repurchase the restricted stock at the original purchase price if the grantee terminates its working relationship with the Company prior to the stock becoming vested.

In May 2015, the Company issued to an executive officer 770,161 shares of restricted common stock, which are restricted as to sale or transferability until vested, over a four-year vesting period. As consideration for the award, the executive officer made an upfront cash payment of $62 and issued to the Company a promissory note for $62, which bore interest at a rate of 1.53% per annum and was due and payable in May 2020, unless earlier due upon specified events. At that time, the Company concluded that the promissory note was a recourse note with respect to half of the amount, or $31, and was a non-recourse note for the remaining amount.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Upon issuance of the award, the Company recorded the $62 of upfront cash received as a liability in the consolidated balance sheet as it represented a deposit for the exercise price. The deposit liability is reclassified to additional paid-in capital over vesting term of the award as the restrictions of the award lapse. The Company determined upon issuance that the non-recourse portion of the note of $31 was not substantive and, as a result, the amount is being recognized as stock-based compensation expense over the vesting term of the award. The recourse portion of the note of $31 was recorded as a note receivable from officer within stockholders’ deficit in the accompanying consolidated balance sheet. In October 2017, the promissory note was repaid in full by the executive officer.

The following table summarizes the Company’s restricted stock activity since January 1, 2017:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested restricted common stock as of December 31, 2016	956,003	$0.20
Issued	—
Vested	(770,143)	0.19
Forfeited and repurchased	—

Unvested restricted common stock as of December 31, 2017	185,860	$0.19

The aggregate intrinsic value of restricted stock awards that vested during the years ended December 31, 2016 and 2017 was $1,079 and $1,834, respectively.

Stock-Based Compensation

The Company recorded stock-based compensation expense related to stock options and restricted stock awards in the following expense categories of its statements of operations and comprehensive loss:

	Year Ended December 31,
	2016	2017
Research and development expenses	$852	$1,917
General and administrative expenses	493	2,792

	$1,345	$4,709

In connection with the termination of an executive officer in September 2017, the Company accelerated the vesting of 304,856 unvested restricted shares and unvested options to purchase 150,341 shares of common stock held by such executive officer. The modification of these awards resulted in the recognition of $1,881 of stock-based compensation expense during the year ended December 31, 2017, which was classified as general and administrative expense.

As of December 31, 2017, the Company had an aggregate of $6,632 of unrecognized stock-based compensation cost, which is expected to be recognized over a weighted average period of 3.16 years.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

12.	Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,
	2016	2017
Numerator:
Net loss	$(17,453)	$(45,377)
Accretion of redeemable convertible preferred stock to redemption value	(41)	(40)

Net loss attributable to common stockholders	$(17,494)	$(45,417)

Denominator:
Weighted average commons shares outstanding—basic and diluted	5,266,614	5,444,583

Net loss per share attributable to common stockholders—basic and diluted	$(3.32)	$(8.34)

The Company’s potential dilutive securities, which include stock options, unvested restricted common stock and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2016	2017
Redeemable convertible preferred stock (as converted to common stock)	37,100,000	37,100,000
Outstanding options to purchase common stock	5,739,702	6,835,286
Unvested restricted common stock	956,003	185,860

	43,795,705	44,121,146

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 gives effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock to redemption value because the calculation assumes that the conversion of the redeemable

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

convertible preferred stock into common stock had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 gives effect to the automatic conversion upon a qualified initial public offering of all outstanding shares of redeemable convertible preferred stock as of December 31, 2017 into shares of common stock as if the conversion had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

Pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Year Ended December 31, 2017
Numerator:
Net loss attributable to common stockholders	$(45,417)
Accretion of redeemable convertible preferred stock to redemption value	40

Pro forma net loss attributable to common stockholders	$(45,377)

Denominator:
Weighted average common shares outstanding—basic and diluted	5,444,583
Pro forma adjustment to reflect the automatic conversion of preferred stock into common stock upon the closing of the proposed initial public offering	37,100,000

Pro forma weighted average common shares outstanding—basic and diluted	42,544,583

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(1.07)

13.	License Agreements

H2L2 License Agreement

In April 2014, the Company entered a license agreement with Harbour Antibodies H2L2 BV (“H2L2”). Pursuant to the H2L2 agreement, H2L2 granted the Company a worldwide, non-exclusive license under H2L2’s technology to (i) make, use, manufacture, import and export (but not sell) H2L2 mice, which are capable of generating fully human antibodies, for research, development, clinical and manufacturing purposes and (ii) to make, use, sell, offer for sale, import and export antibodies discovered or generated using H2L2 technology, and products incorporating such antibodies. Such licenses are sublicensable only to the Company’s affiliates or third-party contractors, other than in the case of the license to sell antibody products, which the Company may license to any third party.

Under the agreement, the Company is obligated to pay to H2L2 a low five-digit dollar amount as an upfront license fee for each antibody program that it initiates using the H2L2 mice. In addition, the Company may be obligated to pay up to an aggregate of $1,035 in milestone payments to H2L2 if it develops an antibody product through Phase 3 clinical trials and regulatory approval. The Company is required to pay H2L2 a one-time sales performance payment of a low seven-digit dollar amount for

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

each antibody product that is commercialized and achieves worldwide gross sales in excess of a low eight-digit dollar amount. If the Company enters into an agreement with a third party to further research or commercialize an antibody product developed under the H2L2 agreement, then the Company is obligated to pay H2L2 a one-time payment of the lesser of (i) a low double-digit percentage of the upfront fee paid to the Company by the third party or (ii) a low six-digit dollar amount.

Unless earlier terminated, the H2L2 agreement will expire in 2019. Either party may terminate this agreement upon an uncured material breach by the other party. The Company may also terminate the agreement at will upon providing prior written notice to H2L2.

During the years ended December 31, 2016 and 2017, the Company recognized research and development expense under the agreement of $270 and $0, respectively.

Harbour License Agreement

In September 2015, the Company entered into an exclusive license agreement with Harbour Antibodies B.V. (“Harbour”) to receive an exclusive license to Harbour’s materials and patent rights directed to CD47. Pursuant to the agreement, Harbour granted to the Company a worldwide, royalty-bearing exclusive license, with the right to sublicense, to exploit products that incorporate Harbour’s materials or that would infringe Harbour’s patent rights. The Company is obligated to use commercially reasonable efforts to develop and commercialize such licensed products.

In consideration for the license, the Company paid Harbour a one-time upfront payment of $125 and is required to pay a nominal annual maintenance fee during the term of the agreement. In addition, the Company is obligated to pay up to an aggregate of $4,750 upon the achievement of specified development and commercial milestones for each product licensed under the agreement. The Company is also obligated pay Harbour royalties of a low single-digit percentage on the worldwide net sales of any licensed product on a country-by-country basis.

The Harbour CD47 exclusive license agreement will expire on the last to expire royalty term on licensed product-by-licensed product basis, unless terminated earlier by the parties. The Company may terminate the agreement for any reason on with proper prior notice to Harbour. Harbour may terminate if the Company fails to pay an amount due after Harbour provides the Company written notice or upon the Company’s uncured material breach, subject to completion of a dispute resolution process and subsequent cure.

During the years ended December 31, 2016 and 2017, the Company recognized research and development expense under the agreement of $60 and $10, respectively.

Adimab Development and Option Agreement

In July 2014, the Company entered a development and option agreement with Adimab LLC (“Adimab”) for the discovery and optimization of proprietary antibodies as potential therapeutic product candidates. Under the Adimab agreement, the Company will select biological targets against which Adimab will use its proprietary platform technology to research and develop antibody proteins using a mutually agreed upon research plan.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Adimab granted the Company an exclusive option to obtain a non-exclusive, worldwide, fully paid-up, sublicensable license under Adimab’s platform patents and other Adimab technology solely to research up to ten antibodies, chosen by the Company against a specific biological target for a specified period of time (the “Research Option”). In addition, Adimab granted the Company an exclusive option to obtain a worldwide, royalty-bearing, sublicensable license under Adimab platform patents and other Adimab technology to exploit, including commercially, up to 20 antibodies against specific biological targets (the “Commercialization Option”). Upon the exercise of a Commercialization Option, and payment of the option fee to Adimab, Adimab will assign the Company the patents that cover the antibodies selected by such Commercialization Option. The Company will be required to use commercially reasonable efforts to develop, seek market approval of, and commercialize at least one antibody against the target covered by the Commercialization Option in specified markets upon the exercise of a Commercialization Option.

Under the agreement, the Company is obligated to make milestone payments and to pay specified fees upon the exercise of the Research or Commercialization Options under the agreement. During the discovery term, the Company may be obligated to pay Adimab up to $250 for technical milestones achieved against each biological target. Upon exercise of a Research Option, the Company is obligated to pay a nominal research maintenance fee on each of the next four anniversaries of the exercise. Upon the exercise of each Commercialization Option, the Company will be required to pay an option exercise fee of a low seven-digit dollar amount, and the Company may be responsible for milestone payments of up to an aggregate of $13,000 for each licensed product that receives marketing approval. For any licensed product that is commercialized, the Company is obligated to pay Adimab tiered royalties of a low to mid single-digit percentage on worldwide net sales of such product. The Company may also partially exercise a Commercialization Option with respect to ten antibodies against a biological target by paying 65% of the option fee and later either (i) paying the balance and choosing up to 20 antibodies for commercialization or (ii) foregoing the Commercialization Option entirely.

The Adimab agreement will remain in effect until (a) the earlier of (i) the expiration of the Research and Commercialization Options (if they expire without exercise) and (ii) 12 months from the effective date without the Company providing materials that pass Adimab’s quality control; or (b) if a Research Option is exercised but the Commercialization Option is not, then upon the expiration of the last to expire research license term; or (c) upon commercialization of a product, until the end of the royalty term, which will vary on a product-by-product and country-by-country basis, ending on the later of (y) the expiration of the last valid claim covering the licensed product in such country as the product is manufactured or sold, or (z) ten after the first commercial sale of the licensed product in such country.

Either party may terminate the Adimab agreement for material breach if such breach remains uncured for a period of time, and may terminate the Adimab agreement for material breach on a target-by-target basis for those biological targets for which the Research or Commercialization Options have been exercised. The Company may also terminate the Adimab agreement for any reason on prior notice to Adimab. If Adimab is bankrupt, the Company will be entitled to a complete duplicate of, or complete access to, all rights and licenses granted under or pursuant to the Adimab agreement.

During the years ended December 31, 2016 and 2017, the Company recognized research and development expense under the agreement of $1,181 and $2,172, respectively.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

14.	Income Taxes

2017 U.S. Tax Reform

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (“TCJA”) that significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the initial analysis of the impact of the TCJA, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of the Company’s deferred tax assets and liabilities was offset by a change in the valuation allowance.

The Company is still in the process of analyzing the impact to the Company of the TCJA and its analysis is not yet complete. Where the Company has been able to make reasonable estimates of the effects related to the TCJA, the Company has recorded provisional amounts. The ultimate impact to the Company’s consolidated financial statements of the TCJA may differ from the provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the TCJA. The accounting is expected to be complete when the Company’s 2017 U.S. corporate income tax return is filed in 2018.

Income Taxes

During the preparation of its consolidated financial statements for the three months and the year ended December 31, 2017, the Company made the decision to change the tax accounting method it uses for advance payments received from customers, which includes certain payments that the Company has received and may receive in the future under the Novartis Collaboration (see Note 8). As the Company is changing from one acceptable tax accounting method to another acceptable tax accounting method, this change qualifies for automatic approval by the U.S. Internal Revenue Service. The Company’s consolidated financial statements for the year ended December 31, 2017 reflect the impact of this change.

The Company will use the cumulative catch-up approach for the transition from the former tax accounting method to the new tax accounting method, which resulted in a catch-up adjustment referred to as an Internal Revenue Code §481(a) adjustment. Under this approach, the Company computed a §481(a) adjustment as of the first day of the year of change (i.e., January 1, 2017) as if the new method of accounting had been used previously. The tax law permits a positive adjustment (i.e., one resulting in an increase to taxable income) to be recognized in the tax returns over a period of four years.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Prior to the Company’s decision to change the tax accounting method it uses for advance payments, the Company expected to be in a taxable income position for the year ended December 31, 2017. As a result of the tax accounting method change, the Company will no longer be in a taxable income position for the year ended December 31, 2017. Accordingly, for the year ended December 31, 2016 and 2017, the Company recorded no income tax benefits for the net losses incurred or for the research and development tax credits generated in each year due to its uncertainty of realizing a benefit from those items.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	(35.0)%	(35.0)%
State taxes, net of federal benefit	(5.2)	(5.2)
Research and development tax credits	(1.2)	(0.9)
Stock-based compensation	2.4	2.6
Other	0.2	0.3
Tax rate reduction due to Tax Cuts and Jobs Act	—	19.6
Increase in deferred tax asset valuation allowance	38.8	18.6

Effective income tax rate	—%	—%

Net deferred tax assets consisted of the following:

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$3,454	$5,618
Research and development tax credit carryforwards	571	1,013
Deferred revenue	6,173	21,065
Deferred rent	990	1,390
Intangible assets	421	623
Accrued expenses	506	67
Stock-based compensation	224	620
Other	373	345

Total deferred tax assets	12,712	30,741
Valuation allowance	(11,531)	(19,956)

Deferred tax assets	1,181	10,785

Deferred tax liabilities:
Depreciation	(1,181)	(1,651)
Advance payment tax accounting method change	—	(9,134)

Total deferred tax liabilities	(1,181)	(10,785)

Net deferred tax assets	$—	$—

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

As of December 31, 2017, the Company had federal and state net operating loss carryforwards of $20,757 and $19,922, respectively, and federal and state research and development tax credit carryforwards of $743 and $249, respectively, available to reduce future income tax liabilities. The federal and state net operating loss carryforwards each begin to expire in 2034. The federal and state research and development tax credit carryforwards begin to expire in 2034 and 2030, respectively.

Utilization of the Company’s net operating loss (“NOL”) carryforwards and research and development (“R&D”) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“Section 382”) as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings, combined with the purchasing shareholders’ subsequent disposition of those shares, could result in a change of control as defined by Section 382. The Company conducted an analysis under Section 382 to determine if historical changes in ownership through February 1, 2016 would limit or otherwise restrict its ability to utilize its NOL and R&D credit carryforwards. As a result of this analysis, the Company does not believe there are any significant limitations on its ability to utilize these carryforwards generated through February 1, 2016. However, changes in ownership occurring after February 1, 2016 could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization.

The Company evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets as of December 31, 2017. Management considered the Company’s cumulative net losses and concluded as of December 31, 2017 that it was more likely than not that the Company would not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the net deferred tax assets as of December 31, 2017.

Changes in the valuation allowance for deferred tax assets during the year ended December 31, 2016 and 2017 were primarily due to increases in deferred revenue and net operating loss carryforwards, partially offset in 2017 by a decrease in deferred tax assets resulting from the decreased federal corporate tax rate, and were as follows:

	Year Ended December 31,
	2016	2017
Valuation allowance at beginning of year	$(4,636)	$(11,531)
Increases recorded to income tax provision	(7,408)	(17,302)
Decreases recorded as a benefit to income tax provision	513	8,877

Valuation allowance at end of year	$(11,531)	$(19,956)

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2016 and 2017.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2014 to the present. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2016 and 2017, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

15.	Commitments and Contingencies

Lease Agreements

In May 2016, the Company entered into an operating lease agreement for its corporate headquarters in Cambridge, Massachusetts, with a ten-year term that expires in February 2027. Rental payments related to the lease commenced in April 2017. In connection with this lease, the Company was entitled to cash incentives from the landlord to be used for the construction of leasehold improvements within the facility. As of December 31, 2016 and 2017, the Company became entitled to $2,426 and $4,803 of such incentives, respectively, which were recorded as deferred rent on the consolidated balance sheets and are being amortized to rent expense over the lease term.

In November 2014, the Company entered into an operating sublease agreement with CoStim Pharmaceuticals, Inc. (“CoStim”), a subsidiary of Novartis, for office and laboratory space that expires in March 2018 (see Note 16). The Company began to sublease this space to a third-party tenant in April 2017. Sublease payments received from the third-party tenant for the year ended December 31, 2017 totaled $305 and were recorded as a reduction of rent expense.

The Company recognizes rent expense on a straight-line basis over the lease period and has recorded deferred rent for rent expense incurred but not yet paid. During the years ended December 31, 2016 and 2017, the Company recognized total rent expense of $449 and $1,194, respectively, related to office and laboratory space under the leases.

Future minimum lease payments for the Company’s operating leases as of December 31, 2017 were as follows:

Year Ending December 31,
2018	$2,497
2019	2,472
2020	2,546
2021	2,622
2022	2,701
Thereafter	11,962

$24,800

Manufacturing and Research Agreements

The Company has entered into agreements with external contract manufacturing organizations and contract research organizations engaged to manufacture clinical trial materials as well as to

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

conduct discovery research and preclinical development activities. As of December 31, 2017, the Company had committed to minimum payments under these arrangements totaling $14,511, of which $13,320 is due in 2018 and $1,191 is due in 2019.

License Agreements

The Company has entered into license agreements with various parties under which it is obligated to make contingent and non-contingent payments (see Note 13).

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that would have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2017.

Legal Proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

16.	Related Party Transactions

Novartis Institutes for BioMedical Research, Inc.

Novartis is a related party because it is a principal stockholder of the Company. In January 2016, the Company entered into the Novartis Collaboration (see Note 8) and sold 2,000,000 shares of its Series A-1 preferred stock to Novartis. During the year ended December 31, 2016, the Company received cash payments totaling $83,500 from Novartis. During the year ended December 31, 2016, the Company recognized $6,632 of collaboration revenue under the Novartis Collaboration and recorded $13,500 as the fair value of the Series A-1 preferred stock issued to Novartis (see Note 9). As of December 31, 2016, amounts due from Novartis totaled $5,000 as a result of the Company’s achievement of a specified milestone under the Novartis Collaboration. As of December 31, 2017, no amounts were due from Novartis. In February 2018, the Company received an additional milestone payment of $45,000 from Novartis upon the achievement of a specified milestone (see Note 18).

As of December 31, 2016 and 2017, amounts due to Novartis by the Company totaled $3,437 related to the reimbursement of manufacturing costs incurred by Novartis, which was recorded as a reduction of the total arrangement consideration expected under the Novartis Collaboration and

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

affected the net amount of collaboration revenue recognized in those same fiscal years and recorded as deferred revenue as of December 31, 2016 and 2017. During the years ended December 31, 2016 and 2017, the Company made no cash payments to Novartis.

Unrelated to the Novartis Collaboration, the Company subleases office and laboratory space from CoStim, a subsidiary of Novartis (see Note 15). Payments made by the Company to CoStim for this sublease during the years ended December 31, 2016 and 2017 totaled $557 and $569, respectively. As of December 31, 2016 and 2017, no amounts were due by the Company to CoStim for this sublease.

Research Agreement with Vaccinex, Inc.

On November 30, 2017, the Company entered into an agreement with Vaccinex, Inc. (“Vaccinex”) whereby Vaccinex will use its technology to assist the Company with identifying and selecting experimental human monoclonal antibodies against targets selected by the Company. The Company’s Chief Executive Officer is a member of the board of directors of Vaccinex. During the year ended December 31, 2017, the Company paid Vaccinex an aggregate of $250 as a technology access fee upon entering into the agreement. The amount of the payment was recognized as research and development expense during the year ended December 31, 2017. No amounts were due by the Company to Vaccinex as of December 31, 2017.

Note Receivable from Officer

In May 2015, an executive officer of the Company entered into a promissory note for $62 payable to Company, which bore interest at a rate of 1.53% per annum and was due and payable in May 2020, unless earlier due upon specified events (see Note 11). In October 2017, the promissory note was repaid in full by the executive officer.

17.	401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements. The Company matches 50% of employees’ contributions to the 401(k) Plan up to 6% of compensation. The Company’s contributions made under the 401(k) Savings Plan for the years ended December 31, 2016 and 2017 totaled $0 and $207, respectively.

18.	Subsequent Events

For its consolidated financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through March 5, 2018, the date on which those financial statements were issued.

Achievement of Milestone under the Novartis Collaboration

In January 2018, the Company became entitled to a milestone payment of $45,000 from Novartis upon Novartis’ receipt of the first final audited GLP toxicology study report for SRF373. The milestone payment was received in February 2018.

SURFACE ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Increases in Shares Available for Issuance and Grants of Stock Options under the 2014 Plan

On February 5, 2018, the Company granted options to purchase an aggregate of 1,378,500 shares of common stock, at an exercise price of $4.37 per share, to employees and directors as compensation for future services to the Company. The options vest over terms of three or four years.

On February 12, 2018, the Company effected an increase in the total number of shares of the Company’s common stock reserved for issuance under the 2014 Plan from 9,877,646 shares to 9,897,646 shares.

On March 2, 2018, the Company effected an increase in the total number of shares of the Company’s common stock reserved for issuance under the 2014 Plan from 9,897,646 shares to 11,197,646 shares.

On March 2, 2018, the Company granted options to purchase an aggregate of 1,276,500 shares of common stock, at an exercise price of $5.86 per share, to employees as compensation for future services to the Company. The options vest for over four years.

             Shares

Common Stock

Goldman Sachs & Co. LLC	Cowen	Evercore ISI

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and Nasdaq Global Market listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Global Market listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the director or officer’s conduct was unlawful. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in Section 145. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in both our certificate of incorporation and bylaws to be in effect upon the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•	we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1. We have granted stock options to purchase an aggregate of 11,233,793 shares of our common stock, with exercise prices ranging from $0.16 to $5.86 per share, to employees, directors and consultants pursuant to our 2014 Stock Option and Grant Plan.

2. We have issued an aggregate of 825,671 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $261,643 upon the exercise of stock options.

3. We have issued an aggregate of 770,161 shares of restricted common stock to employees for consideration in the aggregate amount of $123,226. We have repurchased none of such shares.

4. Between November 2014 and February 2016, we issued and sold to investors an aggregate of 35,100,000 shares of our Series A preferred stock, for aggregate consideration of $35.1 million.

5. In January 2016, we issued and sold to an investor 2,000,000 shares of our Series A-1 preferred stock, for aggregate consideration of $13.5 million.

We deemed the grants and exercises of stock options described in paragraphs (1), (2) and (3) above as exempt pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

We deemed the offer, sale and issuance of the securities described in paragraphs (4) and (5) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, regarding transactions by an issuer not involving a public offering. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Third Amended and Restated Certificate of Incorporation of the Registrant, as amended on January 29, 2016

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of this offering)

3.3**	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the completion of this offering)

4.1*	Specimen Common Stock Certificate

4.2**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated November 6, 2014, as amended on January 9, 2016

4.3*	Subscription Agreement between the Registrant and Novartis Institutes for Biomedical Research, Inc., dated , 2018.

5.1*	Opinion of Goodwin Procter LLP

Exhibit Number	Description of Exhibit

10.1#	2014 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder

10.2#*	2018 Stock Option and Incentive Plan

10.3#*	Form of Incentive Stock Option Agreement under Surface Oncology, Inc.’s 2018 Stock Option and Incentive Plan

10.4#*	Form of Non-Qualified Stock Option Agreement for Company Employees under Registrant’s 2018 Stock Option and Incentive Plan

10.5#*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under Surface Oncology, Inc.’s 2018 Stock Option and Incentive Plan

10.6#*	Form of Restricted Stock Award Agreement under Surface Oncology, Inc.’s 2018 Stock Option and Incentive Plan

10.7#*	Form of Restricted Stock Award Agreement for Company Employees under Registrant’s 2018 Stock Option and Incentive Plan

10.8#*	Form of Restricted Stock Award Agreement for Non-Employee Directors under Surface Oncology, Inc.’s 2018 Stock Option and Incentive Plan

10.9#*	2018 Employee Stock Purchase Plan

10.10#*	Employment Agreement between Scott C. Chappel, Ph.D. and the Registrant, dated , 2018

10.11#*	Employment Agreement between Vito J. Palombella, Ph.D. and the Registrant, dated , 2018

10.12#*	Employment Agreement between Robert W. Ross, M.D. and the Registrant, dated , 2018

10.13#	Employment Agreement between Daniel S. Lynch and the Registrant, dated November 23, 2016

10.14#*	Employment Agreement between J. Jeffrey Goater and the Registrant, dated , 2018

10.15#	Separation Agreement between Detlev Biniszkiewicz, Ph.D. and the Registrant, dated September 27, 2017

10.16**	Lease by and between the Registrant and BMR-Hampshire LLC, dated May 13, 2016, as amended on February 28, 2017

10.17†	Collaboration Agreement between Novartis Institutes for BioMedical Research, Inc. and the Registrant, dated January 9, 2016, as amended on May 6, 2016, as further amended on July 14, 2017, and as further amended on September 18, 2017

10.18**†	Exclusive License Agreement between Harbour Antibodies B.V. and the Registrant, dated September 23, 2015, as amended on January 4, 2016

10.19**†	Development and Option Agreement between Adimab, LLC and the Registrant, dated July 3, 2014, as amended on December 18, 2015, as further amended August 31, 2016, as further amended June 23, 2017, and as further amended on September 20, 2017

10.20#*	Form of Director Indemnification Agreement

10.21#*	Form of Officer Indemnification Agreement

21.1**	List of Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Exhibit

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page hereto)

*	To be included by amendment.
**	Previously filed
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statements Schedules:

No financial statement schedules have been provided because the information required to be set forth therein is not applicable or is presented in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the day of                     , 2018.

SURFACE ONCOLOGY, INC.

By:
J. Jeffrey Goater Chief Executive Officer

Power of Attorney and Signatures

Each individual whose signature appears below hereby constitutes and appoints each of J. Jeffrey Goater and                  as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

J. Jeffrey Goater	Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	, 2018

Daniel S. Lynch	Chairman of the Board	, 2018

David S. Grayzel, M.D.	Director	, 2018

Geoffrey McDonough, M.D.	Director	, 2018

Armen B. Shanafelt, Ph.D.	Director	, 2018

Elliott Sigal, M.D., Ph.D.	Director	, 2018

Laurie D. Stelzer	Director	, 2018